2012 ANNUAL REPORT


13001599

PHARMA & BIOTECH

ACADEMIC & GOVERNMENT

HEALTHCARE & DIAGNOSTICS

INDUSTRIAL & APPLIED

focused on our customers

Thermo Fisher
SCIENTIFIC

The world leader in serving science





Marc N. Casper
President and
Chief Executive Officer



$3.02
$2.92
$3.43
$4.16
$4.94
'08
'09
'10
'11
'12

Adjusted EPS* Growth (in dollars)

Dear Shareholder:

As the world leader in serving science, we have a responsibility to set the standards for our industry. We do that, first and foremost, by meeting our commitments – to our customers, our employees and our shareholders. In my mind, 2012 stood out as a year when we accomplished exactly what we set out to do. We knew the global economic environment was going to be challenging, so we planned accordingly, executed well and delivered an outstanding year.

We have a long track record of strong earnings per share (EPS) performance, and I'm pleased to report that we carried that into 2012. We achieved record adjusted EPS*, growing 19 percent over 2011 to $4.94. Our revenues were also a record at $12.5 billion, an 8 percent increase over the previous year. We expanded our adjusted operating margin by 60 basis points, and we did that while investing in our R&D pipeline, our commercial capabilities and our presence in emerging markets to ensure a bright future. We also delivered the strongest full-year free cash flow in our history, generating a 24 percent increase year-to-year to $1.77 billion.

I'm very proud of how our teams responded in the challenging environment. Much of our success was the product of basic hard work and determination. But our solid growth all year long showed that we executed on a strategy that puts our customers first, and it clearly helped us to gain share.

Customers: Fulfilling Our Mission

The world is growing increasingly complex, but our company mission is simple: to enable our customers to make the world healthier, cleaner and safer. We have countless

* Adjusted earnings per share, adjusted operating margin, adjusted operating income and free cash flow are non-GAAP financial measures that exclude certain items. For a reconciliation of these non-GAAP financial measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 5 and 6 of this annual report.

THERMO FISHER SCIENTIFIC INC. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of $13 billion, we have 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

examples, from giving doctors tests to diagnose a child's peanut allergy, to helping cities ensure that drinking water is free of pesticides, to providing police officers with new tools to keep illegal drugs off the street. We're proud of our mission, and it reminds us every day that what we do as a company is vital.

Our customers expect even more from us in the current environment, and Thermo Fisher has the scale and unique depth of capabilities to help them meet their goals. They want innovative products that demonstrate tangible value. They want a partner who can help them to be more productive. They're global, but they want a company that understands the importance of acting "local." These fundamental customer needs have defined our growth strategy, which is based on technological innovation, commercial excellence and expansion in emerging markets. I'm pleased to say that in 2012 we made outstanding progress in all three, building on our solid foundation and positioning us for continued growth in the years ahead.

Technological Innovation First, it was a banner year for innovation. We launched significant new products across our key technology platforms under the Thermo Scientific brand. Among the highlights, our new Trace 1300 gas chromatography system raised the bar for customers performing quality control analysis in applied markets, such as environmental, chemical and food safety. For elemental analysis, the new iCAP Q mass spectometry system is a reliable, easy-to-use workhorse for customers performing routine analysis or complex clinical research. We broadened our leading offering of portable instruments with the launch of the TruNarc analyzer, which literally put spectroscopy in the hands of law enforcement for the identification of narcotics. And, our new Lynx superspeed centrifuge delivered both performance and productivity for high-volume laboratories.

In biosciences, we introduced the PikoReal PCR system, a high-performance benchtop instrument that can be integrated with our reagents and consumables to create an efficient molecular biology workflow. To support increasing global demand for PCR-based testing and DNA research, we established a new Center of Excellence in Vilnius, Lithuania, that brings together our biosciences capabilities. In specialty diagnostics, we're helping our customers in the clinical laboratory improve both productivity and patient care. For example, our new Indiko Plus chemistry analyzer offers the high throughput needed for drugs-of-abuse screening and monitoring of therapeutic drugs – in a compact benchtop system. In immunodiagnostics, we expanded our leading offering of tests for the diagnosis and monitoring of allergies, asthma and autoimmune diseases.

These new products are already creating value for our customers and contributing to our growth, reinforcing our ability to develop viable solutions that quickly translate into commercial success. A great example is our Q Exactive mass spectrometer. Since the launch of this game-changing product in 2011, we've built a $100 million-plus business in a market segment where we previously did not compete. We invested approximately $375 million on R&D for the total company in 2012 to keep our new product pipeline full and fuel our future growth.

Commercial Excellence Our second growth driver, commercial excellence, is another key differentiator for Thermo Fisher. This is how we deliver our value proposition to our customers, and fully leverage the power of our three premier brands. We want our customers to view us as a strategic partner who can take a holistic approach in helping them to meet their goals through our innovative Thermo Scientific technologies, our industry-leading Fisher Scientific customer channel and our comprehensive Unity Lab Services offering. We've demonstrated the

Attractive Revenue Profile


26% Healthcare & Diagnostics
25% Pharma & Biotech
27% Industrial & Applied
22% Academic & Government
Markets
14% Services
31% Instruments, Equipment & Software
55% Consumables
Products
4% ROW
17% Asia-Pacific
54% North America
25% Europe
Geographies

effectiveness of this model with major biopharma customers over the past few years, partnering to support their needs from drug development, to clinical trials, to production. Biopharma continued to be our fastest-growing market segment in 2012, which shows that our strategy is effective and we are continuing to gain share.

In the current environment, this model is resonating with other customer sets as well, including contract testing labs, medical device manufacturers and petrochemical companies. To capitalize on these opportunities, we continue to strengthen our capabilities through investments in our commercial infrastructure, supply chains and e-business platform. Our Customer Allegiance Score set a new record in 2012, which says that we are focused on the right priorities and our customers are seeing the difference.

Emerging Markets To most effectively serve our customers, we need to be near them, which is why we're expanding our presence in Asia-Pacific and emerging markets, our third key driver of growth. We've been investing heavily in Asia-Pacific for a number of years, and it's paying off. This region accounted for 17 percent of our total company revenue in 2012, up from 15 percent a year ago, representing an increase of approximately $300 million. The largest contributor was China, where our team delivered revenue growth of 22 percent for the year. At more than $700 million in annual sales, China became our second largest geography by revenue in 2012. To build on our strong presence, we invested $20 million to open a new factory in Suzhou to meet our life sciences customers' needs for laboratory consumables and equipment. Our strengths in healthcare, environmental and food safety markets are well-aligned with the country's five-year plan, giving us confidence that China will continue to be an important growth market for us.

Looking ahead, we're also pursuing opportunities in emerging markets such as Russia, South Korea and Brazil. Our strategy in these regions is twofold. We're increasing our commercial presence, such as the new demonstration center we opened in Seoul in 2012. We're also optimizing our service and support infrastructure so we can serve our customers most efficiently and lay the foundation for future growth.

Employees: Enhancing Our Culture

We had a successful 2012 because we put our customers first. And we recognize that to fully engage our customers, we must engage our employees. We have 39,000 colleagues in 40 countries around the world, and we are cultivating that tremendous pool of talent to meet our aspirations for growth. At Thermo Fisher, we do this by establishing a strong cultural foundation, by welcoming each other's differences and by using our leadership position to make a positive impact in our communities.

Our "4-I" values of Integrity, Intensity, Innovation and Involvement are at the core of everything we do. They guide our interactions with external stakeholders, and with each other, establishing common ground among our employees across the globe. We are committed to being an employer of choice by fostering an environment that is both inclusive and engaging.

As the world leader in serving science, we also have a responsibility to support the communities in which we live and work. Our Foundation for Science supports STEM initiatives (science, technology, engineering and math) to ensure that today's students can become tomorrow's scientists. For example, we're the lead supporter of an initiative near our headquarters in Massachusetts to train Advanced Placement teachers so they can better engage underserved students and close the achievement gap. In Lithuania, we equipped a mobile laboratory to give

Three Complementary Segments



Analytical Technologies
32%
Specialty Diagnostics
22%
Laboratory Products and Services
46%

high school students a hands-on look at the work of life sciences researchers. Our employees in Beijing volunteered to help migrant workers and low-income students study science and English. We also offer science scholarships at leading global universities to support students as they begin to pursue their careers.

We bring our Involvement value to life through many opportunities for employee volunteerism and charitable giving. From Community Action Councils that organize volunteer activities at our major sites, to our various matching gift programs, we want our colleagues to know that it's important to make a difference – for both our customers and our communities. We're making great progress, and will continue to expand these efforts to increase our ranking among the companies considered to be the world's most admired.

Shareholders: Creating Long-term Value

When we meet our commitments to our customers and our employees, our shareholders are rewarded. We continued to invest for our future while increasing our profitability to deliver strong growth in earnings per share. Not every company can achieve this, especially in a challenging environment.

This is where our operational discipline sets us apart. We drive profitability by leveraging our Practical Process Improvement business system, or PPI, our company-wide sourcing initiatives and our global operations footprint. When the macro environment becomes more challenging, these productivity tools help us to manage our costs in line with the business climate and serve our customers most effectively and efficiently. The past year was a perfect example. The cost actions we took to increase productivity helped us navigate the economic headwinds while continuing to fund our growth initiatives and strengthen the bottom line.

We have also maintained a strong balance sheet, and 2012 was an outstanding year in terms of deploying our capital on strategic acquisitions and returning capital to our shareholders.

We invested $1.1 billion on complementary acquisitions that expanded our offering for our customers and strengthened our strategic position. The largest was One Lambda, which we completed in September 2012. As the global leader in diagnostic tests for transplant patients, One Lambda was an excellent addition to our specialty diagnostics portfolio. Along with significantly increasing our presence in the growing transplant market, we now have the opportunity to leverage our strong presence in Asia-Pacific and other emerging markets to accelerate growth of these important tests.

We also retuned $1.3 billion of capital to our shareholders in 2012 between our stock buybacks and the quarterly dividend we initiated early in the year. This was the first dividend in our company history, and it was a real vote of confidence from our board. Based on our outlook, the board increased the dividend by 15 percent before year end – again sending a strong message that our strategy is sound and our future is bright.

All in all, 2012 was a terrific year, and it put us in an excellent position going into 2013. By continuing our strategy of investing for growth, focusing on productivity and effectively deploying our capital, I have no doubt that Thermo Fisher will be the company our customers rely on, our employees want to work for and our shareholders will invest in for the long term.

Sincerely,

Marc N. Casper
President and Chief Executive Officer
February 25, 2013

CONSOLIDATED STATEMENT OF INCOME

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude certain charges to cost of revenues, principally associated with acquisition accounting; significant acquisition-related transaction costs; restructuring and other costs/income; and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, costs associated with the early retirement of debt and debt facilities, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and the results of discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods, forecasts or to the performance of our competitors. The non-GAAP measures presented herein are not meant to be considered superior to or a substitute for our GAAP results.

(Dollars in millions, except per share amounts)	2012	2011	2010	2009	2008
CONSOLIDATED STATEMENT OF INCOME (a) (b)					
Revenues	$ 12,509.9	$ 11,558.8	$ 10,393.1	$ 9,741.0	$ 10,143.7
Costs and Operating Expenses:					
Cost of revenues (c)	6,993.0	6,588.9	6,002.4	5,767.7	5,971.7
Selling, general and administrative expenses (d)	2,828.7	2,634.5	2,303.3	2,114.7	2,132.3
Amortization of acquisition-related intangible assets	747.6	647.9	554.7	579.9	585.7
Research and development expenses	376.4	340.2	284.4	243.5	246.8
Restructuring and other costs, net (e)	82.1	96.5	60.2	58.9	35.4
	11,027.8	10,308.0	9,205.0	8,764.7	8,971.9
Operating Income	1,482.1	1,250.8	1,188.1	976.3	1,171.8
Interest and Other Expense, Net (f)	(212.7)	(118.0)	(100.4)	(122.5)	(102.7)
Income from Continuing Operations Before Income Taxes	1,269.4	1,132.8	1,087.7	853.8	1,069.1
Income Tax Provision (g)	(11.0)	(109.4)	(101.6)	(46.7)	(129.5)
Income from Continuing Operations	1,258.4	1,023.4	986.1	807.1	939.6
Income from Discontinued Operations (net of income tax (benefit) provision of $(10.8), $1.2, $29.9, $29.1 and $23.1)	(19.2)	1.7	47.0	44.2	35.8
Gain (Loss) on Disposal of Discontinued Operations, Net (net of income tax (benefit) provision of $(33.2), $190.3, $1.5, $(0.6) and $3.5)	(61.3)	304.8	2.5	(1.0)	5.5
Net Income	$ 1,177.9	$ 1,329.9	$ 1,035.6	$ 850.3	$ 980.9
Earnings per Share from Continuing Operations:					
Basic	$ 3.46	$ 2.69	$ 2.45	$ 1.96	$ 2.24
Diluted	$ 3.43	$ 2.66	$ 2.41	$ 1.91	$ 2.16
Earnings per Share:					
Basic	$ 3.24	$ 3.49	$ 2.57	$ 2.06	$ 2.34
Diluted	$ 3.21	$ 3.46	$ 2.53	$ 2.01	$ 2.25
Weighted Average Shares:					
Basic	363.8	380.8	403.3	412.4	418.2
Diluted	366.6	384.8	409.4	422.8	434.7
RECONCILIATION OF ADJUSTED EARNINGS PER SHARE					
GAAP Diluted EPS (a)	$ 3.21	$ 3.46	$ 2.53	$ 2.01	$ 2.25
Cost of Revenues Charges, Net of Tax (c)	0.11	0.13	0.02	0.01	0.00
Selling, General and Administrative Costs, Net of Tax (d)	0.03	0.13	0.01	0.00	0.00
Restructuring and Other Costs, Net of Tax (e)	0.15	0.16	0.10	0.10	0.06
Amortization of Acquisition-related Intangible Assets, Net of Tax	1.36	1.12	0.89	0.88	0.87
Interest and Other Expense (Income), Net of Tax (f)	0.00	(0.05)	0.04	0.03	0.00
Income Tax Benefit (Provision) (g)	(0.14)	0.01	(0.04)	(0.01)	(0.06)
Discontinued Operations, Net of Tax	0.22	(0.80)	(0.12)	(0.10)	(0.10)
Adjusted EPS (b)	$ 4.94	$ 4.16	$ 3.43	$ 2.92	$ 3.02

(Dollars in millions)	2012		2011		2010		2009		2008	
RECONCILIATION OF ADJUSTED OPERATING INCOME AND ADJUSTED OPERATING MARGIN										
GAAP Operating Income (a)	$ 1,482.1	11.8%	$ 1,250.8	10.8%	$ 1,188.1	11.4%	$ 976.3	10.0%	$ 1,171.8	11.6%
Cost of Revenues Charges (c)	55.6	0.4%	72.6	0.6%	13.2	0.1%	6.7	0.1%	1.5	0.0%
Selling, General and Administrative Costs, Net (d)	12.5	0.1%	61.5	0.5%	3.0	0.0%	1.5	0.0%	—	0.0%
Restructuring and Other Costs, Net (e)	82.1	0.7%	96.5	0.9%	60.2	0.6%	58.9	0.6%	35.4	0.3%
Amortization of Acquisition-related Intangible Assets	747.6	6.0%	647.9	5.6%	554.7	5.4%	579.9	6.0%	585.7	5.8%
Adjusted Operating Income (b)	$ 2,379.9	19.0%	$ 2,129.3	18.4%	$ 1,819.2	17.5%	$ 1,623.3	16.7%	$ 1,794.4	17.7%

	2012	2011	2010	2009	2008
RECONCILIATION OF FREE CASH FLOW					
GAAP Net Cash Provided by Operating Activities (a)	$ 2,039.5	$ 1,691.0	$ 1,497.8	$ 1,659.2	$ 1,420.2
Net Cash Used in (Provided by) Discontinued Operations	28.4	(14.4)	(47.7)	(61.8)	(44.1)
Purchases of Property, Plant and Equipment	(315.1)	(260.9)	(245.4)	(197.5)	(248.7)
Proceeds from Sale of Property, Plant and Equipment	12.8	8.2	10.2	13.3	15.3
Free Cash Flow	$ 1,765.6	$ 1,423.9	$ 1,214.9	$ 1,413.2	$ 1,142.7

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods have been adjusted to present the Laboratory Workstations business, sold in October 2012, as discontinued operations.

(b) Adjusted results are non-GAAP measures and, for income measures, exclude certain charges to cost of revenues (see note (c) for details); certain charges/credits to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and results of discontinued operations.

(c) Reported results include $52.4, $69.5, $11.4, $3.7 and $1.0 in 2012, 2011, 2010, 2009 and 2008, respectively, of charges for the sale of inventories revalued at the date of acquisition and $3.2, $3.1, $1.8, $3.0 and $0.5 in 2012, 2011, 2010, 2009 and 2008, respectively, of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations.

(d) Reported results in 2012 include $14.1 of acquisition transaction costs, offset in part by $1.4 of income, net, from revisions of estimated contingent consideration for recent acquisitions and a net gain of $0.2 associated with product liability litigation. Reported results in 2011 include $59.7 of acquisition transaction costs and a $3.0 charge associated with product liability litigation, offset in part by $1.2 of income from revisions of estimated contingent consideration for recent acquisitions. Reported results in 2010 include $8.7 of acquisition transaction costs, net, and $5.2 of expense for revisions of estimated contingent consideration for recent acquisitions, offset in part by a $10.9 gain on settlement with product liability insurers. Reported results in 2009 include a charge of $3.4 for acquisition transaction costs, offset in part by a $1.9 gain primarily from settlement of certain product liability-related matters.

(e) Reported results include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2012, $10.7 of impairment of intangible assets associated with several small business units and a $5.9 gain on a pre-acquisition litigation related-matter; in 2011, $21.2 of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition and $12.1 of impairment of intangible assets associated with several small business units; in 2010, $17.0 of impairment of intangible assets associated with several small business units and a $6.0 loss on a patent infringement claim that arose at a business prior to its acquisition by the company; in 2009, a $7.4 gain on settlement of a pre-acquisition litigation-related matter and a $2.6 loss on an abandoned facility that was sold; and in 2008, a $19.2 gain on pension plan curtailment, $7.0 of impairment of intangible assets associated with a small business unit, and a $5.0 loss on a pre-acquisition litigation-related matter.

(f) Reported results in 2012 include $0.5 of losses on early extinguishment of debt. Reported results in 2011 include a gain of $27.6 on currency hedging contracts related to the acquisition of Phadia and repayment of its multi-currency debt and a gain of $17.8 on the sale of an equity investment accounted for under the cost method, offset in part by fees of $10.3 to obtain a short-term financing commitment related to the Phadia acquisition. Reported results in 2010 include $16.8 of losses on early extinguishment of debt and $7.7 of costs to obtain a short-term financing commitment related to the acquisition of Dionex. Reported results in 2009 include a $15.1 loss on early extinguishment of debt; $3.1 of impairment losses on investments resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods; and a $0.6 gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity. Reported results in 2008 include $9.8 of currency transaction gains associated with an intercompany financing transaction and $3.8 of losses from an other-than-temporary decline in the fair market value of available-for-sale investments.

(g) Reported income tax provision includes $299.1, $271.4, $225.2, $234.3 and $215.5 of incremental tax benefit in 2012, 2011, 2010, 2009 and 2008, respectively, for the items in (b) through (f); in 2012, $52.6 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; in 2011, $7.9 of incremental tax benefit from the ability to use tax loss carryforwards as a result of the Phadia acquisition, $11.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes and $1.5 of incremental tax benefit from resolution of tax audits; in 2010, $6.4, net, of incremental tax benefit from resolution of tax audits and $11.0 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; in 2009, $5.5 of incremental tax benefit for reversal of a tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of tax rate changes; and in 2008, $27.9 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes.

MANAGEMENT TEAM

Marc N. Casper
President and Chief Executive Officer

Alan J. Malus
Executive Vice President and President, Analytical Technologies

Peter M. Wilver
Senior Vice President and Chief Financial Officer

Syed A. Jafry
Senior Vice President and President, Asia-Pacific and Emerging Markets

Thomas W. Loewald
Senior Vice President and President, Laboratory Products

Edward A. Pesicka
Senior Vice President and President, Customer Channels

Andrew J. Thomson
Senior Vice President and President, Specialty Diagnostics

Elizabeth S. Bolgiano
Senior Vice President, Human Resources

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary

Alex G. Stachtiaris
Senior Vice President, Global Business Services

Kenneth J. Apicerno
Vice President, Investor Relations

Peter E. Hornstra
Vice President and Chief Accounting Officer

Ina B. Kamenz
Vice President and Chief Information Officer

Karen A. Kirkwood
Vice President, Corporate Communications

Shiraz Ladiwala
Vice President, Strategy and Corporate Development

Anthony H. Smith
Vice President, Tax and Treasury, and Treasurer

Stephen Williamson
Vice President, Financial Operations

BOARD OF DIRECTORS

Jim P. Manzi
Chairman of the Board; Chairman, Stonegate Capital (private equity investments); Former Chairman, President and Chief Executive Officer, Lotus Development Corporation (computer software)

Marc N. Casper
President and Chief Executive Officer

Nelson J. Chai
President, CIT Group Inc. (bank holding company)

C. Martin Harris
Chief Information Officer, Cleveland Clinic (healthcare)

Tyler Jacks
David H. Koch Professor of Biology, Massachusetts Institute of Technology; Director, David H. Koch Institute for Integrative Cancer Research (research)

Judy C. Lewent
Former Executive Vice President and Chief Financial Officer, Merck & Co., Inc. (pharmaceuticals)

Thomas J. Lynch
Chief Executive Officer, TE Connectivity Ltd. (electronics)

William G. Parrett
Former Global Chief Executive Officer, Deloitte Touche Tohmatsu (accounting)

Lars R. Sørensen
President and Chief Executive Officer, Novo Nordisk A/S (healthcare)

Scott M. Sperling
Co-President, Thomas H. Lee Partners, L.P. (leveraged buyouts)

Elaine S. Ullian
Former President and Chief Executive Officer, Boston Medical Center (healthcare)

Form 10-K

Thermo Fisher Scientific Inc.

2012 Annual Report

Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012 or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8002

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its charter)

Delaware *(State of incorporation or organization)*	04-2209186 *(I.R.S. Employer Identification No.)*
81 Wyman Street Waltham, Massachusetts *(Address of principal executive offices)*	02451 *(Zip Code)*

Registrant's telephone number, including area code: (781) 622-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $18,917,793,000 (based on the last reported sale of common stock on the New York Stock Exchange Composite Tape reporting system on June 30, 2012).

As of February 2, 2013, the Registrant had 357,625,034 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Sections of Thermo Fisher's definitive Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated by reference into Parts II and III of this report.

THERMO FISHER SCIENTIFIC INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

PART I

Item 1. Business

General Development of Business

Thermo Fisher Scientific Inc. (also referred to in this document as "Thermo Fisher," "we," the "company," or the "registrant") is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics.

In November 2006, Thermo Electron Corporation (also referred to in this document as "Thermo," which is the predecessor to Thermo Fisher) merged with Fisher Scientific International Inc. (also referred to in this document as "Fisher") to create Thermo Fisher. Thermo Fisher has approximately 38,900 employees and serves more than 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

We serve our customers through three premier brands, Thermo Scientific, Fisher Scientific and Unity Lab Services:

- Thermo Scientific is our technology brand, offering customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents. Our portfolio of products includes innovative technologies for mass spectrometry, elemental analysis, molecular spectroscopy, sample preparation, informatics, chemical research and analysis, cell culture, bioprocess production, cellular, protein and molecular biology research, allergy testing, drugs-of-abuse testing, therapeutic drug monitoring testing, microbiology, anatomical pathology, transplant diagnostics, as well as environmental monitoring and process control.

- Fisher Scientific is our channels brand, offering customers a complete portfolio of laboratory equipment, chemicals, supplies and services used in scientific research, healthcare, safety and education markets. These products are offered through an extensive network of direct sales professionals, industry-specific catalogs, e-commerce capabilities and supply-chain management services. We also offer a range of biopharma services for clinical trials management and biospecimen storage.

- Unity Lab Services is our services brand, offering a complete portfolio of services from enterprise level engagements to individual instruments and laboratory equipment, regardless of the original manufacturer. Our services are designed to help our customers improve productivity, reduce costs and drive decisions with better data and information. Unity Lab Services offers a network of world-class service and support personnel with proven expertise to provide our customers with solutions that improve their laboratory operations.

In addition to our three premier brands, we offer a number of specialty brands that cover a range of products.

We continuously increase our depth of capabilities in technologies, software and services, and leverage our extensive global channels to address our customers' emerging needs. Our goal is to make our customers more productive in an increasingly competitive business environment, and to allow them to solve their challenges, from complex research to improved patient care, environmental and process monitoring, and consumer safety.

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980.

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Forward-looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change, and readers should not rely on those forward-looking statements as representing the company's views as of any date subsequent to the date of the filing of this report.

A number of important factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, "Risk Factors" in Part I, Item 1A.

Business Segments and Products

We report our business in three segments: Analytical Technologies; Specialty Diagnostics; and Laboratory Products and Services. For financial information about these segments, including domestic and international operations, see Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Analytical Technologies Segment

Through our Analytical Technologies Segment, we provide a broad offering of instruments, reagents, consumables, software and services that are used for a range of applications in the laboratory, on the production line and in the field. These products are used by customers in all four of our key end markets: pharmaceutical and biotechnology; academic and government; industrial and applied; and healthcare and diagnostics. This segment includes four primary businesses – Chromatography and Mass Spectrometry, Chemical Analysis, Environmental and Process Instruments, and Biosciences.

Chromatography and Mass Spectrometry

Our chromatography and mass spectrometry business provides analytical instrumentation for organic and inorganic sample analysis. These products are complemented by laboratory information management systems (LIMS); chromatography data systems (CDS); database analytical tools; automation systems; and a range of consumables, such as a full line of chromatography columns.

Mass spectrometry (MS) is a technique for analyzing chemical compounds, individually or in complex mixtures, by forming charged ions that are then analyzed according to their mass-to-charge ratios. In addition to molecular information, each discrete chemical compound generates a pattern that provides structurally identifiable information. Our comprehensive offering includes life sciences mass spectrometry systems; inorganic mass spectrometry systems; and elemental analysis instrumentation; as well as a range of sample preparation and separation products including auto-samplers and multiplexing systems.

- *Life Sciences Mass Spectrometers* include three major product lines: triple quadrupole, ion trap and hybrid systems. Our triple quadrupole systems provide high performance quantitative analysis of chemicals in biological fluids, environmental samples and food matrices. They are also used by the pharmaceutical industry for targeted quantitation during drug discovery. Our ion trap systems are used for in-depth structural analysis of large biomolecules, such as proteins, as well as structural characterization of small molecules, such as drugs and drug metabolites. Our hybrid (LC/MS/MS) mass spectrometers combine linear ion trap, quadrupole and Orbitrap technologies to provide high resolution and accurate mass capabilities for both research and applied markets and are well suited for drug metabolism, proteomics, environmental analysis, food safety, toxicology and clinical research applications.

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- *Inorganic Mass Spectrometers* include four product lines: isotope ratio mass spectrometry (IRMS); multi-collector mass spectrometry (MC/IRMS); inductively coupled plasma mass spectrometry (ICP/MS); and high resolution trace mass spectrometry (HR Trace/MS). These products are primarily used for qualitative and quantitative analysis of inorganic matter in a range of applications, including environmental analysis, materials science and earth sciences.

Chromatography is a technique for separating, identifying and quantifying individual chemical components of substances based on their specific physical and chemical characteristics. Our chromatography product line includes high performance liquid chromatography, ion chromatography and gas chromatography systems, all of which are supported by our Chromeleon chromatography data system software. Our comprehensive array of consumables and environmental sampling products complete the workflow solution.

- *Liquid Chromatography (LC) Systems* analyze complex sample matrices in liquids. Our high pressure liquid chromatography (HPLC) and ultrahigh pressure liquid chromatography (UHPLC) systems offer high throughput and sensitivity and are sold either as stand-alone systems or integrated with our mass spectrometers (LC/MS and LC/MS/MS). These systems are used for a range of applications, from complex proteomic analyses to routine industrial QA/QC.

- *Ion Chromatography (IC) Systems* separate ionic (charged) or highly polar molecules (e.g., sugars and carbohydrates), usually found in water-based solutions, and typically detect them based on their electrical conductivity. Our IC products are used in a wide range of applications, including scientific research, and environmental testing, as well as quality control in pharmaceutical, food and beverage, and other industrial processes.

- *Gas Chromatography (GC) Systems* analyze complex sample matrices in gases, comprising both separation and detection technology. Separation technology is common to all gas chromatography analyzers, and is paired with either a conventional detector (GC) or with different types of mass spectrometers (GC/MS). Our GC/MS offering includes a triple stage quadrupole, a single stage quadrupole, and an ion trap, for a range of applications, including food safety testing, quantitative screening of environmental samples, and complex molecular analyses.

Our elemental analysis spectrometers include two product lines: atomic absorption (AA) and inductively coupled plasma (ICP) systems, which use atomic spectroscopy techniques to identify trace concentrations of elements in liquid and solid samples primarily in environmental, petrochemical, food safety, metallurgical, geochemical and clinical/toxicology research applications. These products are widely used in growth markets such as China, India and Latin America to support compliance with increasingly stringent international environmental and consumer safety regulations.

Chemical Analysis

Our chemical analysis products fall into three main categories: materials and minerals; molecular spectroscopy; and portable analytical instruments. Customers use these products to quickly and accurately analyze the composition of materials in small samples to optimize workflows in academic, life sciences, pharmaceutical, and industrial applications. Our product lines range from those used in the laboratory for research or forensics, to those used on the production line to improve quality and efficiency, to portable systems for rapid and real-time identification in the field.

- *Materials and Minerals Products* include bench-top, production line, and stand-alone systems for a range of industrial applications. For example, our laboratory elemental analyzers use X-ray fluorescence (XRF), X-ray diffraction (XRD), and arc spark optical emission (OES) techniques for accurate and precise analysis of bulk materials in the metals, cement, minerals, and petrochemicals industries. We also offer on line analyzers that employ neutron activation and measurement of gamma rays to analyze bulk materials non-invasively and in real time, as well as systems that enable high-speed weighing during bulk materials handling. We also offer gauging systems that employ ionizing and non-ionizing technologies to measure the

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total thickness, basis weight and coating thickness of flat-sheet materials, such as steel, plastics, foil, rubber and glass.

- *Molecular Spectroscopy Products* are divided into four primary techniques: Fourier transform infrared (FTIR), Raman, near-infrared (NIR) and ultraviolet/visible (UV/Vis) spectroscopy. These technologies are typically used in the laboratory to provide information on the structure of molecules to identify, verify and quantify organic materials in pharmaceutical, biotechnology, polymer, chemical, and forensic sciences. Our material analysis products include rheometers and extruders that measure viscosity, elasticity, processability, and temperature-related mechanical changes of various materials. We also provide a range of surface analysis products commonly used in the semiconductor, metals, coatings, and polymer industries as a product development and failure analysis tool.

- *Portable Analytical Instruments* are rugged handheld products that provide rapid, precise, real-time analysis at the point of need. Our two main product categories are elemental and optical analyzers. Our portable elemental analyzers use XRF technology for identifying metal alloys in scrap metal recycling; QA/QC; precious metals analysis; environmental analysis; and lead screening in a range of consumer products. Our portable optical analyzers utilize Raman, FTIR and NIR technologies for use in the field by first responders, and law enforcement and military personnel who need to quickly and accurately identify chemicals and explosives in critical safety and security situations. Other applications include QA/QC in pharmaceutical production and identification of counterfeit drugs.

Environmental and Process Instruments

Our environmental and process instruments help our customers comply with government regulations and industry safety standards; analyze, measure or respond to hazardous situations; and improve product quality or increase process efficiency.

Our environmental analysis instruments include portable and fixed instrumentation that help our customers protect people and the environment, with particular focus on environmental compliance, product quality, and worker safety and security.

- *Radiation Measurement and Security Instruments* are used to monitor, detect and identify specific forms of radiation and trace explosives in nuclear power, environmental, industrial, medical, and security applications. Our primary customers include national, regional, and local government agencies responsible for monitoring cargo, vehicles and people traveling across borders. These products are also used by first-responders in safety and security situations, and for worker safety in the nuclear power and other industrial markets.

- *Environmental and Process Monitoring Instruments* are used by environmental regulatory agencies and power plant operators to measure ambient air, stack gas emissions, and particulates to comply with regulated emissions standards. Our products are also used in process monitoring applications by customers in natural gas, petrochemical, refining, and a wide variety of other industrial markets to provide measurements that improve efficiency, provide process and quality control, and increase worker safety.

  For environmental monitoring, we provide single instruments as well as customized Continuous Emission Monitoring Systems that monitor, collect and report data from multiple locations. Our gas detection instruments detect criteria pollutants, such as nitrogen oxide, at the parts-per-trillion level. In addition, we offer particulate and gas detection monitoring instruments for worker protection used by industrial hygienists, first responders and homeland security personnel.

  For process monitoring, our instruments allow process optimization and control by providing real-time direct and remote data collection, analysis, and local control functions using a variety of technologies, including

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radiation, radar, ultrasonic and vibration measurement principles, gas chromatography, and mass spectrometry.

- *Water Analysis Instruments* include meters, electrodes and solutions for the measurement of pH, ions, conductivity, dissolved oxygen, turbidity and other key parameters in the lab and production line. Based upon electrochemical and optical sensing technologies, these products are used wherever the quality of water and water-based products or processes are critical, such as QA/QC in the food and beverage industry, chemical and pharmaceutical production, and for environmental compliance.

- *Product Inspection* products help customers monitor processes and operations in the food and beverage, pharmaceutical production and packaging industries to maintain safety and quality standards. Based on a variety of technologies such as X-ray imaging and ultra-trace chemical detection, these products are used to inspect packaged goods for physical contaminants, validate fill quantities, or check for missing or broken parts on line and at high speeds.

Biosciences

Our biosciences offerings include reagents, instruments and consumables that help our customers conduct biological and medical research, discover and produce new drugs and vaccines, and diagnose disease. These products fall into three main categories: life science research, chemicals and bioprocess production.

- *Life Science Research* reagents, instruments, and consumables are used for cell culture, protein, biology, molecular biology, and cell biology research and applied testing. The portfolio includes cell culture serum and media; antibodies and products for protein purification, detection, modification, and analysis; products for nucleic acid sequencing, detection and purification, cloning and analysis, RNA interference and gene expression; and cellular imaging instruments and software reagents for high content analysis. Many of these products are also used in applied markets, including agriculture, forensics, diagnostics product development, and toxicology research.

- *Chemicals* comprises a broad range of chemicals, solvents and reagents supporting virtually every laboratory application – from research to drug discovery and development and manufacturing. This portfolio includes organic chemicals used to synthesize new materials; essential laboratory chemicals used by scientists to purify, extract, separate, identify and manufacture products; high purity analytical reagents, bioreagents used in many different applications, from cell growth to detailed protein analysis; and novel chemical building blocks, reactive intermediates and screening libraries used to accelerate drug discovery. We provide bulk volumes of many products for scale-up from research to development and customized services for chemical procurement, processing, production, testing, and packaging.

- *BioProcess Production* products include customized, single-use containers and single-use bioreactor systems, liquid and dry powder cell-culture media (serum-free, chemically defined, protein-free, and animal derived component-free media), sera and process liquids. These products are used in the production of human and animal vaccines, monoclonal antibodies, protein-based therapeutics and products for wound healing. Available in turnkey and open architecture formats, these systems have been specifically qualified for bioprocess production applications in the biopharmaceutical, biotechnology and diagnostic industries. Custom services are also available for media and feed formulation media optimization, analytical services, production method development and optimization, rapid prototyping, and supply chain management.

Specialty Diagnostics Segment

Our Specialty Diagnostics Segment offers a wide range of diagnostic test kits, reagents, culture media, instruments and associated products in order to serve customers in healthcare, clinical, pharmaceutical, industrial, and food safety laboratories. Our healthcare products are used to increase the speed and accuracy of diagnoses, which improves patient care in a more cost efficient manner. This segment has six primary businesses – ImmunoDiagnostics,

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Clinical Diagnostics, Transplant Diagnostics, Microbiology, Anatomical Pathology, and our Healthcare Market Channel.

ImmunoDiagnostics

Our immunodiagnostics offerings include developing, manufacturing and marketing complete blood-test systems to support the clinical diagnosis and monitoring of allergy, asthma and autoimmune diseases. Unlike skin prick tests, our *in vitro* allergy diagnostic tests utilize flexible systems which provide for convenient and accurate allergy diagnoses on low and high-throughput automation. In addition, we now can offer antibody tests for approximately 20 indications to help diagnose autoimmune diseases such as rheumatoid arthritis, celiac disease, lupus and scleroderma. These allergy and autoimmunity product lines operate on a common instrument platform which supports both productivity and cost efficiencies in clinical laboratories around the world. Our products include ImmunoCAP for allergy and asthma tests and EliA for autoimmunity tests.

Clinical Diagnostics

Our clinical diagnostics products include a broad offering of liquid, ready-to-use and lyophilized immunodiagnostic reagent kits, calibrators, controls and calibration verification fluids. In particular, we provide products used for drugs-of-abuse testing; therapeutic drug monitoring, including immunosuppressant drug testing; thyroid hormone testing; serum toxicology; clinical chemistry; immunology; hematology; coagulation; glucose tolerance testing; first trimester screening; tumor markers testing; and biomarkers testing for sepsis, acute myocardial infarction and congestive heart failure. We also private label many of our reagents and controls for major *in vitro* diagnostics companies through OEM arrangements. In many instances, we will work with customers or partners to develop new products and applications for their instrument platforms.

We have developed one of the broadest menus for drugs-of-abuse immunoassays. We also offer a line of immunosuppressant drug immunoassays that can be used on a variety of clinical chemistry analyzers.

Our clinical chemistry systems include analyzers and reagents to analyze and measure routine blood and urine chemistry, such as glucose and cholesterol; and advanced testing for specific proteins, therapeutic drug monitoring and drugs-of-abuse. Our diagnostic test range currently covers approximately 80 different validated methods. We also provide pre- and post-analytical automation for preparation of blood specimens before and after analysis, and specialty diagnostic tests based on patented biomarkers for sepsis, cardiovascular and pulmonary diseases, as well as intensive care treatments and prenatal screening.

Transplant Diagnostics

With our recent acquisition of One Lambda, we acquired the world leader in human leukocyte antigen ("HLA") typing and testing for the organ transplant market. Our diagnostic tests are used by transplant centers for tissue typing, primarily to determine the compatibility of donors and recipients pre-transplant, and to detect the presence of antibodies post-transplant that can lead to transplant rejection. These transplant diagnostic tests are widely used across the transplant-testing workflow to improve patient outcomes. Our transplant diagnostic offerings include several lines of HLA typing and antibody detection assays utilizing serological, molecular, ELISA, flow, and Luminex xMAP technologies.

Microbiology

Our microbiology offerings include dehydrated and prepared culture media, collection and transport systems, instrumentation and consumables to detect pathogens in blood, diagnostic and rapid direct specimen tests, quality-control products and associated products for the microbiology laboratory. Our products help customers worldwide to diagnose infectious disease; determine appropriate antimicrobial therapy; implement effective infection control programs; and detect microbial contamination of their products or manufacturing facilities.

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Within the food and pharmaceutical industries, our products are used to assure the safety and quality of consumer products by monitoring production environments; raw materials and end products for bacterial contamination; and animal health in the dairy industry.

Anatomical Pathology

Our anatomical pathology offerings include a broad portfolio of products primarily for cancer diagnosis and medical research in histology, cytology and hematology applications. These products include a wide range of instruments, consumables and reagents for specimen collection and transport, tissue preparation, staining and immunohistochemistry assays and controls. Reagent and consumable products include sample collection and preservation products used to ensure specimen integrity; tissue cassettes and reagents necessary for same-day, high-quality specimen processing; blades and paraffin used to section tissue; and a wide range of leading stains. Also included are a full line of immunohistochemistry antibodies, detection systems, ancillaries and controls.

We also provide a complete range of anatomical pathology instruments including cassette and slide labeling systems, which enable on-demand slide and cassette printing; tissue processors for same-day tissue-processing; superior reagent management and higher lab efficiency; embedding stations, microtomes and cryostats used to section tissue; and automated staining and cover slip systems used for primary and immunohistochemistry staining. In cytology, we offer low-speed centrifugation technology coupled with patented EZ cytofunnels to deposit a thin layer of cells onto a microscope slide to ensure better cell capture and better preservation of cell morphology. We manufacture high-quality flat-sheet glass to produce medical disposable products such as microscope slides, plates, cover glass, and microarray substrates serving the medical, diagnostics, and scientific communities. We also offer specialized hydrophobic, adhesive, and fluorescent slides through proprietary coating techniques.

Healthcare Market Channel

Our Healthcare Market channel offerings include a broad array of consumables, diagnostic kits and reagents, equipment, instruments, solutions and services for hospitals, clinical laboratories, reference laboratories, physicians' offices and other clinical testing facilities. These products are manufactured by Thermo Fisher and third parties.

Healthcare Market products and solutions focus on the collection, transportation and analysis of biological samples. Major product lines include anatomical pathology, molecular diagnostic, and cardiac risk management solutions; blood collection devices; and an extensive portfolio of rapid diagnostic testing kits.

Laboratory Products and Services Segment

Our Laboratory Products and Services segment offers virtually everything needed for the laboratory. Our unique combination of self-manufactured and sourced products and extensive service offering enables our customers to focus on their core activities and helps them to be more efficient, productive and cost effective. We serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory through four key businesses: Laboratory Equipment, Laboratory Consumables, Research and Safety Market Channel, and BioPharma Services.

Laboratory Equipment

Our Laboratory Equipment products are used primarily by pharmaceutical companies for drug discovery and development and by biotechnology companies and universities for life science research to advance the prevention and cure of diseases and enhance quality of life. This offering consists of equipment, accessories, and services for sample preparation, storage and protection, and analysis, with product categories including:

- *Sample Preparation and Preservation Equipment* protects our customers' chemical and biological samples and supports the growth of cells and organisms in optimal conditions such as temperature, carbon dioxide and humidity. This offering includes a comprehensive range of incubators and other related products.

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- *Cold Storage Equipment* such as our leading laboratory refrigerators and freezers, ultralow-temperature freezers and cryopreservation storage tanks maintain samples in a cold environment to protect them from degradation.

- *Centrifugation Products* are used to separate biological matrices and inorganic materials. Our broad range includes microcentrifuges, which are used primarily for the purification of nucleic acids in the molecular biology laboratory; general use bench-top centrifuges for processing clinical samples such as blood and urine; and our floor models, which are used for large-volume blood processing or in laboratories with high-throughput needs. Our super-speed and ultra-speed models are used for applications such as protein purification.

- *Biological Safety Cabinets* enable technicians to handle samples without risk to themselves or their environment and without risk of cross-contamination of samples. These cabinets, equipped with filtered-air ventilation, controlled laminar flow and an ultraviolet source, can be used for tissue culture; handling of infectious samples; forensic analysis; bioterrorism research; and other applications.

- *Temperature Control Products* include heated bath circulators, immersion coolers, recirculating chillers, water baths, and dry baths in a range of sizes, temperatures and configurations for life science, analytical chemistry, manufacturing and quality-control applications.

- *Other Laboratory Equipment* includes water purification systems, shakers, vacuum concentrators, microbiological incubators, ovens, furnaces, hotplates, stirrers, stirring hotplates, and other related products.

Laboratory Consumables

Our laboratory consumables products include plastics, glass and related equipment, which customers use every day to support their scientific research; drug discovery and development; quality and process control; and clinical and basic research and development needs. Our product categories include cell culture and bioproduction; sample preparation and storage; liquid handling; detection instruments; and specialty products and services.

- *Cell Culture and Bioproduction Products* support customers in research to production-scale activities. We offer a broad range of surface technologies for different application needs, including applications with traditional stem cell and human stem cell lines. Products include chamber slides, dishes, multidishes, flasks and gas permeable technologies. We also offer a complete line of serological pipettes and conical tubes to address cell-culture sample handling, as well as cell factories and roller bottles, which are widely used in the manufacture of vaccines and biotherapeutics.

- *Sample Preparation and Storage Products* include a full line of centrifugation consumables as well as vials and organization systems for ultralow temperature and cryogenic storage, with specific products designed for low protein binding and low DNA binding. We also offer containers for packaging life science and diagnostic reagents as well for the storage and transport of bulk intermediates and active pharmaceutical ingredients.

- *Liquid Handling Products* include a leading offering of laboratory pipette tips and a complementary range of handheld and automated pipetting systems, supporting low- through high-throughput activity. These products optimize productivity and ergonomics, and ensure accurate results.

- *Detection Instruments* include microplate readers, washers, purification systems, and PCR and qPCR instruments. These instruments offer researchers in the fields of cancer research, drug development, proteomics, and genomics efficiency, high-quality performance and accurate results.

- *Specialty Products and Services* include a complete selection of clinical specimen collection, drug-of-abuse collection kits and environmental and food-safety glass and plastic vials, bottles and containers. We also manufacture plastic transfer pipettes and general purpose clinical laboratory consumables. We also offer

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containers for breast milk collection, storage and feeding primarily used in neo-natal units and by lactation specialists. In addition, we provide OEM and custom kit assembly services for clinical and drugs-of-abuse test kits.

Research and Safety Market Channel

Our Research and Safety Market channel serves academic, pharmaceutical, biotechnology, government and industrial customers. We go to market through our broad sales force, more than 3 million printed catalogs in eight different languages, a state-of-the-art website, www.fishersci.com, containing full product content for more than 370,000 products, and our global network of resellers and distributors. The Fisher Scientific catalog has been published for more than 100 years and is an internationally recognized scientific supply resource.

We have an international network of warehouses in our primary markets through which we maintain inventory and coordinate product delivery. With specialized product vaults and warehouse management systems, we are able to handle the complete range of products we offer to our customers. Our transportation capabilities include our dedicated fleet of delivery vehicles as well as parcel shipping capabilities that are closely integrated with our third-party parcel carriers. Throughout the product delivery process, we provide our customers with convenient access to comprehensive electronic systems allowing for automated catalog search, product order and invoicing and payment capabilities.

Our channel offers a mix of products that are manufactured by Thermo Fisher, by third parties for us on a private-label basis, and by third parties under their brand but offered for sale exclusively through us. We also offer a broad range of third-party products representing leading industry brand names on a non-exclusive basis.

We offer a wide range of products and services from a single source designed to enable our customers to engage more accurately, efficiently and safely in laboratory research and development, manufacturing, testing and other services throughout the world. Our research products include all forms of laboratory products, ranging from capital equipment and instruments to chemicals to consumable products. Our safety products include clean-room and controlled-environment supplies, personal protective equipment, firefighting, military, and first responder equipment and supplies, and environmental monitoring and sampling equipment. Our education products include science-related and laboratory products for the K – 12 and secondary education market.

Our Cole-Parmer offerings include a wide variety of laboratory and industrial fluid-handling products, instrumentation, equipment, and supplies for the industrial, government, academic, biotechnology, pharmaceutical and healthcare markets.

Our Doe & Ingalls offerings include chemical distribution and supply chain services that help life science and advanced technology manufacturers have reliable, secure supply chains for their chemical raw materials.

In addition to our broad product offerings, we offer a variety of specialized services to our customers through our Unity Lab Services team, including training, equipment servicing and asset management, and dedicated supply management personnel that manage the procurement, movement and inventory of laboratory supplies to streamline processes, increase resource availability and reduce inventory management costs. Available scientific support services include desktop delivery, coordination of instrument calibration and service, and on-site customer service. By providing these services, we enable our customers to focus on their core research and business activities.

BioPharma Services

Our BioPharma Services offerings include global services for pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging; over-encapsulation; multi-lingual and specialized labeling and distribution for phase I through phase IV clinical trials; biological-specimen management; specialty pharmaceutical logistics; and clinical supply-chain management. Thermo Fisher's biorepository business provides temperature-controlled repository services for pharmaceutical, biotechnology, university, government, clinical and blood-processing customers. Our biorepository services business stores pharmacological and biospecimen samples at

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commercial sites. Additional services include inventory management, validation, business continuity, and repository management and transportation capabilities, resulting in a complete cold chain sample management solution.

Sales and Marketing

We market and sell our products and services through a direct sales force, customer-service professionals, electronic commerce, third-party distributors and various catalogs.

We have approximately 12,600 sales and service personnel including over 1,000 highly trained technical specialists who enable us to better meet the needs of our more technical end-users. We also provide customers with product standardization and other supply-chain-management services to reduce procurement costs.

New Products and Research and Development

Our business includes the development and introduction of new products and may include entry into new business segments. We are not currently committed to any new products that require the investment of a material amount of our funds, nor do we have any definitive plans to enter new businesses that would require such an investment.

During 2012, 2011 and 2010, we spent $376 million, $340 million and $284 million, respectively, on research and development.

Raw Materials

Our management team believes that we have a readily available supply of raw materials for all of our significant products from various sources. We do not anticipate any difficulties obtaining the raw materials essential to our business.

Raw-material and fuel prices are subject to fluctuations due to market conditions. We employ many strategies, including the use of alternative materials, to mitigate the effect of these fluctuations on our results.

Patents, Licenses and Trademarks

Patents are important in all three segments of our business. No particular patent, or related group of patents, is so important, however, that its loss would significantly affect our operations as a whole. Where appropriate, we seek patent protection for inventions and developments made by our personnel and incorporated into our products or otherwise falling within our fields of interest. Patent rights resulting from work sponsored by outside parties do not always accrue exclusively to the company and may be limited by agreements or contracts.

We protect some of our technology as trade secrets and, where appropriate, we use trademarks or register trademarks used in connection with products. We also enter into license agreements with others to grant and/or receive rights to patents and know-how.

Seasonal Influences

Revenues in the fourth quarter are historically stronger than in other quarters due to the capital spending patterns of industrial, pharmaceutical and government customers. Sales of flu tests and related diagnostic products vary quarter to quarter and year to year based on the severity and duration of flu season. Sales of allergy tests vary quarter to quarter and year to year based on the severity and duration of airborne pollen allergens.

Working Capital Requirements

There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on our working capital.

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Dependency on a Single Customer

There is no single customer the loss of which would have a material adverse effect on our business. No customer accounted for more than 5% of our total revenues in any of the past three years.

Backlog

Our backlog of firm orders at year-end 2012 and 2011 was as follows:

(In millions)	2012	2011
Analytical Technologies	$ 1,025.0	$ 972.0
Specialty Diagnostics	187.0	166.7
Laboratory Products and Services	381.0	368.0
Eliminations	(15.4)	(17.5)
	$ 1,577.6	$ 1,489.2

We believe that virtually all of our backlog at the end of 2012 will be filled during 2013.

Government Contracts

Although the company transacts business with various government agencies, no government contract is of such magnitude that a renegotiation of profits or termination of the contract at the election of the government agency would have a material adverse effect on the company's financial results.

Competition

The company encounters aggressive and able competition in virtually all of the markets we serve. Because of the diversity of our products and services, we face many different types of competitors and competition. Our competitors include a broad range of manufacturers and third-party distributors. In general, competitive climates in the markets we serve are characterized by changing technology and customer demands that require continuing research and development. Our success in these markets primarily depends on the following factors:

- technical performance and advances in technology that result in new products and improved price/performance ratios;
- product differentiation, availability and reliability;
- the depth of our capabilities;
- our reputation among customers as a quality provider of products and services;
- customer service and support;
- active research and application-development programs; and
- relative prices of our products and services.

Environmental Matters

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that affects us includes the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). We are also subject to regulation by the Occupational Safety and Health Administration (OSHA)

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concerning employee safety and health matters. The United States Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an effect on our operations.

In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes as well as having authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements.

A number of our operations involve the handling, manufacturing, use or sale of substances that are or could be classified as toxic or hazardous materials within the meaning of applicable laws. Consequently, some risk of environmental harm is inherent in our operations and products, as it is with other companies engaged in similar businesses.

Our expenses for environmental requirements are incurred generally for ongoing compliance and historical remediation matters. Based on current information, we believe that these compliance costs are not material. For historical remediation obligations, our expenditures relate primarily to the cost of permitting, installing, and operating and maintaining groundwater-treatment systems and other remedial measures.

Our Fair Lawn and Somerville, New Jersey, facilities are the subject of administrative consent orders issued by the New Jersey Department of Environmental Protection in 1984. Our Rockford, Illinois, facility is subject to a Resource Conservation and Recovery Act (RCRA) corrective action program administered by the Illinois Environmental Protection Agency. We are required to maintain groundwater-remediation activities at these sites. As the owner of the Fair Lawn facility, we are listed as a potentially responsible party for remediation within an area called the Fair Lawn Wellfields Superfund Site.

We record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. We calculate estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. We include in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters totaled $23 million at December 31, 2012. The liability for environmental matters associated with Fisher was recorded at the date of merger at its fair value and as such was discounted to its net present value.

These environmental liabilities do not include third-party recoveries to which we may be entitled. We believe that our accrual is adequate for the environmental liabilities we currently expect to incur. As a result, we believe that our ultimate liability with respect to environmental matters will not have a material adverse effect on our financial position, results of operations or cash flows. However, we may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations, and the effect of changes in accounting rules, which could have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Affairs

Our operations, and some of the products we offer, are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Food and Drug Administration, and various state boards of pharmacy as well as comparable state and foreign agencies. As Thermo Fisher's businesses also include export and import activities, we are subject to pertinent laws enforced by the U.S. Departments of Commerce, State and Treasury. In addition, our logistics activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. While we believe we are in compliance in all material respects with such laws and regulations, any noncompliance could result in substantial fines or otherwise restrict our

Business (continued)

ability to provide competitive distribution services and thereby have an adverse effect on our financial condition. To date, none has had a material impact on our operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Number of Employees

As of December 31, 2012, we had approximately 38,900 employees.

Financial Information About Geographic Areas

Financial information about geographic areas is summarized in Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Available Information

The company files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including the company, file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on or through our own website at www.thermofisher.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

Business (continued)

Executive Officers of the Registrant

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Marc N. Casper	44	President and Chief Executive Officer (2001)
Alan J. Malus	53	Executive Vice President (2006)
Seth H. Hoogasian	58	Senior Vice President, General Counsel and Secretary (2001)
Thomas W. Loewald	49	Senior Vice President (2012)
Edward A. Pesicka	45	Senior Vice President (2008)
Andrew J. Thomson	48	Senior Vice President (2012)
Peter M. Wilver	53	Senior Vice President and Chief Financial Officer (2003)
Peter E. Hornstra	53	Vice President and Chief Accounting Officer (2001)

Mr. Casper was appointed President and Chief Executive Officer in October 2009. He was Chief Operating Officer from May 2008 to October 2009 and Executive Vice President from November 2006 to October 2009. He was Senior Vice President from December 2003 to November 2006. From December 2001 to December 2003 he was Vice President.

Mr. Malus was appointed Executive Vice President of Thermo Fisher Scientific and President, Analytical Technologies in January 2012. He was President, Laboratory Products from July 2008 to January 2012 and was appointed Senior Vice President of Thermo Fisher Scientific in November 2006. Prior to Thermo's merger with Fisher, Mr. Malus was group president of distribution and services for Fisher, where he focused on growing the company's customer channel businesses serving research, healthcare, education and safety markets. Mr. Malus joined Fisher in 1998 and served in a variety of management roles.

Mr. Hoogasian was appointed Senior Vice President in November 2006, Secretary in 2001 and General Counsel in 1992. He was Vice President from 1996 to November 2006.

Mr. Loewald was appointed Senior Vice President of Thermo Fisher Scientific and President, Laboratory Products in January 2012. He was appointed President of the Laboratory Equipment business in August 2008, and was President of the Environmental Instruments business from October 2006 until August 2008.

Mr. Pesicka was appointed Senior Vice President of Thermo Fisher Scientific and President, Customer Channels in July 2008. He was President, Research Market from November 2006 to July 2008. Prior to Thermo's merger with Fisher, Mr. Pesicka was Vice President and General Manager of Fisher's U.S. research market business from January 2004 to November 2006.

Mr. Thomson was appointed Senior Vice President of Thermo Fisher Scientific and President, Specialty Diagnostics in February 2012. He was President of the Clinical Diagnostics business from October 2009 to May 2012 and was Vice President and General Manager for North America for the Microbiology business from January 2009 until October 2009. Before joining Thermo Fisher Scientific, Mr. Thomson spent the prior fifteen years in the diagnostics industry in a variety of marketing and commercial roles of increasing responsibility with Roche Diagnostics and prior to that, Dade Behring.

Mr. Wilver was appointed Senior Vice President in November 2006 and Chief Financial Officer in October 2004. He was Vice President from October 2004 to November 2006.

Mr. Hornstra was appointed Vice President in February 2007 and Chief Accounting Officer in January 2001. He was Corporate Controller from January 1996 to February 2007.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our investors. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 4.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products by competitors to remain competitive. Our growth strategy includes significant investment in and expenditures for product development. We sell our products in several industries that are characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Competitive factors include technological innovation, price, service and delivery, breadth of product line, customer support, e-business capabilities and the ability to meet the special requirements of customers. Our competitors may adapt more quickly to new technologies and changes in customers' requirements than we can. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer.

Many of our existing products and those under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing-process levels. Our customers use many of our products to develop, test and manufacture their own products. As a result, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue.

It may be difficult for us to implement our strategies for improving internal growth. Some of the markets in which we compete have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth, including:

- strengthening our presence in selected geographic markets;
- allocating research and development funding to products with higher growth prospects;
- developing new applications for our technologies;
- expanding our service offerings;
- continuing key customer initiatives;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- finding new markets for our products; and
- continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our depth in product offerings.

We may not be able to successfully implement these strategies, and these strategies may not result in the expected growth of our business.

Risk Factors (continued)

Our business is affected by general economic conditions and related uncertainties affecting markets in which we operate. Our business is affected by general economic conditions, both inside and outside the U.S. If the global economy and financial markets, or economic conditions in Europe, the U.S. or other key markets, are unstable, it could adversely affect the business, results of operations and financial condition of the company and its customers, distributors, and suppliers, having the effect of:

- reducing demand for some of our products;
- increasing the rate of order cancellations or delays;
- increasing the risk of excess and obsolete inventories;
- increasing pressure on the prices for our products and services; and
- creating longer sales cycles and greater difficulty in collecting sales proceeds.

For example, recent developments in Europe have created uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations. This debt crisis and related European financial restructuring efforts may cause the value of the euro to deteriorate, reducing the purchasing power of our European customers and reducing our U.S. dollar revenues as translated from the euro. In addition, the European crisis could result in customers in Europe taking longer to pay for products they have purchased from us, or being unable to pay at all. The continued weakness in world economies makes the strength and timing of any economic recovery uncertain, and there can be no assurance that global economic conditions will not deteriorate further.

Demand for some of our products depends on capital spending policies of our customers and on government funding policies. Our customers include pharmaceutical and chemical companies, laboratories, universities, healthcare providers, government agencies and public and private research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities.

Spending by some of these customers fluctuates based on budget allocations and the timely passage of the annual federal budget. An impasse in federal government budget decisions could lead to substantial delays or reductions in federal spending. The U.S. Government has been unable to reach agreement on budget reduction measures required by the Budget Control Act of 2011. Unless Congress and the Administration take further action, an enforcement mechanism known as sequestration will trigger a total of $1.2 trillion in spending reductions over the next decade, divided between domestic and defense spending. As a result, government funding would be reduced for certain of our customers, including those who are dependent on funding from the National Institutes of Health, which would likely have a significant effect on these entities' spending policies. These policies in turn can have a significant effect on the demand for our products.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations. International revenues account for a substantial portion of our revenues, and we intend to continue expanding our presence in international markets. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues are subject to the risk that fluctuations in exchange rates could adversely affect product demand and the profitability in U.S. dollars of products and services provided by us in international markets, where payment for our products and services is made in the local currency. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. In addition, reported sales made in non-U.S. currencies by our international businesses, when translated into U.S. dollars for financial reporting purposes, fluctuate due to exchange rate movement. Should our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In 2011, currency translation had a favorable effect of $244 million on the revenues of our continuing operations due to the weakening of the U.S. dollar relative to other currencies in which the company sells products and services, and in 2012, currency translation had an unfavorable effect on revenues of our continuing operations of $227 million.

Risk Factors (continued)

Healthcare reform legislation could adversely impact us. The recently enacted Patient Protection and Affordable Care Act could have an adverse impact on us. Some of the potential consequences, such as a reduction in governmental support of healthcare services or adverse changes to the delivery or pricing of healthcare services or products or mandated benefits, may cause healthcare-industry participants to purchase fewer of our products and services or to reduce the prices they are willing to pay for our products or services.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations.

We also rely on trade secrets and proprietary know-how with which we seek to protect our products, in part, by confidentiality agreements with our collaborators, employees and consultants. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

Changes in governmental regulations may reduce demand for our products or increase our expenses. We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs. Changes in the U.S. Food and Drug Administration's regulation of the drug discovery and development process could have an adverse effect on the demand for these products.

If our security products fail to detect explosives or radiation, we could be exposed to product liability and related claims for which we may not have adequate insurance coverage. Products currently or previously sold by our environmental and process instruments businesses include fixed and portable instruments used for chemical, radiation and trace explosives detection. These products are used in airports, embassies, cargo facilities, border crossings and

Risk Factors (continued)

other high-threat facilities for the detection and prevention of terrorist acts. If any of these products were to malfunction, it is possible that explosive or radioactive material could fail to be detected by our product, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customers' operators and the training of such operators. Any such product liability claims brought against us could be significant and any adverse determination may result in liabilities in excess of our insurance coverage. Although we carry product liability insurance, we cannot be certain that our current insurance will be sufficient to cover these claims or that it can be maintained on acceptable terms, if at all.

Our inability to complete pending acquisitions or to successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our business strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Certain acquisitions may be difficult to complete for a number of reasons, including the need for antitrust and/or other regulatory approvals. Any acquisition we may complete may be made at a substantial premium over the fair value of the net identifiable assets of the acquired company. Further, we may not be able to integrate acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business.

Moreover, we have acquired many companies and businesses. As a result of these acquisitions, we recorded significant goodwill and indefinite-lived intangible assets (tradenames) on our balance sheet, which amount to approximately $12.47 billion and $1.34 billion, respectively, as of December 31, 2012. We assess the realizability of goodwill and indefinite-lived intangible assets annually as well as whenever events or changes in circumstances indicate that these assets may be impaired. These events or circumstances would generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Because we compete directly with certain of our larger customers and product suppliers, our results of operations could be adversely affected in the short term if these customers or suppliers abruptly discontinue or significantly modify their relationship with us. Our largest customer in the laboratory products business and our largest customer in the diagnostics business are also significant competitors. Our business may be harmed in the short term if our competitive relationship in the marketplace with these customers results in a discontinuation of their purchases from us. In addition, we manufacture products that compete directly with products that we source from third-party suppliers. We also source competitive products from multiple suppliers. Our business could be adversely affected in the short term if any of our large third-party suppliers abruptly discontinues selling products to us.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services or significant increases in prices may disrupt our ability to ship products, increase our costs and lower our profitability. We ship a significant portion of our products to our customers through independent package delivery companies, such as Federal Express in the U.S. and DHL in Europe. We also maintain a small fleet of vehicles dedicated to the delivery of our products and ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If one of these third-party package-delivery provider experiences a major

Risk Factors (continued)

work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if one of these third-party package-delivery providers increase prices, and we are not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected.

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies. For example, some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the U.S. Food and Drug Administration's regulations or those of similar international agencies, we may have to recall products and/or cease their manufacture and distribution, which would increase our costs and reduce our revenues.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products, the handling, transportation and manufacture of substances that could be classified as hazardous, and our business practices in the U.S. and abroad such as anti-corruption and anti-competition laws. A failure to comply with these laws and regulations could result in criminal, civil and administrative penalties.

New regulations related to "conflict minerals" may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products. On August 22, 2012, the SEC adopted a new rule requiring disclosures by public companies of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The new rule, which is effective for 2013 and requires a disclosure report to be filed by May 31, 2014, will require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. The new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including tantalum, tin, gold and tungsten. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. As our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Our business could be adversely affected by disruptions at our sites. We rely upon our manufacturing operations to produce many of the products we sell and our warehouse facilities to store products, pending sale. Any significant disruption of those operations for any reason, such as strikes or other labor unrest, power interruptions, fire, earthquakes, or other events beyond our control could adversely affect our sales and customer relationships and therefore adversely affect our business. Although most of our raw materials are available from a number of potential suppliers, our operations also depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products or we may not be able to produce certain of these products at a marketable price, which could have an adverse effect on our results of operations.

Fluctuations in our effective tax rate may adversely affect our results of operations and cash flows. As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. In preparing our financial statements, we record the amount of tax that is payable in each of the countries, states and other jurisdictions in which we operate. Our future effective tax rate, however, may be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our profitability from country to country, changes in accounting for income taxes and recently enacted and future changes in tax laws in jurisdictions in which we operate. Any of these

Risk Factors (continued)

factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, results of operations and cash flows.

We may incur unexpected costs from increases in fuel and raw material prices, which could reduce our earnings and cash flow. Our primary commodity exposures are for fuel, petroleum-based resins and steel. While we may seek to minimize the impact of price increases through higher prices to customers and various cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs.

Unforeseen problems with the implementation and maintenance of our information systems could have an adverse effect on our operations. As a part of our ongoing effort to upgrade our current information systems, we are implementing new enterprise resource planning software and other software applications to manage certain of our business operations. As we implement and add functionality, problems could arise that we have not foreseen. Such problems could adversely impact our ability to provide quotes, take customer orders and otherwise run our business in a timely manner. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations and cash flows could be adversely affected.

We also rely on our technology infrastructure, among other functions, to interact with suppliers, sell our products and services, fulfill orders and bill, collect and make payments, ship products, provide services and support to customers, track customers, fulfill contractual obligations and otherwise conduct business. Our systems may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, unauthorized access to customer or employee data or company trade secrets, and other attempts to harm our systems. When we upgrade or change systems, we may suffer interruptions in service, loss of data or reduced functionality. Certain of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Despite any precautions we may take, such problems could result in, among other consequences, interruptions in our services, which could harm our reputation and financial results.

Our debt may restrict our investment opportunities or limit our activities. As of December 31, 2012, we had approximately $7.12 billion in outstanding indebtedness. In addition, on April 11, 2012, we terminated our prior revolving credit agreements and entered into new revolving credit facilities that provide for up to $2.0 billion of unsecured multi-currency revolving credit. We may also obtain additional long-term debt and lines of credit to meet future financing needs, which would have the effect of increasing our total leverage.

Our leverage could have negative consequences, including increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing and limiting our ability to acquire new products and technologies through strategic acquisitions.

Our ability to make scheduled payments, refinance our obligations or obtain additional financing will depend on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet our obligations. If we are unable to service our debt, refinance our existing debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures or research and development expenditures. Recent disruptions in the financial markets, including the bankruptcy or restructuring of a number of financial institutions and reduced lending activity, may adversely affect the availability, terms and cost of credit in the future. We cannot be sure that initiatives in response to the disruptions in the financial markets will continue to stabilize the markets in general or increase liquidity and the availability of credit to us.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets and enter into transactions with affiliates. The covenants in our revolving credit facilities include a total debt-to-EBITDA ratio. Specifically, the company has agreed that, so long as any lender has any commitment under either facility, or any loan or other obligation is outstanding under either facility, or any letter of credit is outstanding under the facility that supports letters of credit, it will not

Risk Factors (continued)

permit (as the following terms are defined in the facility) the Consolidated Leverage Ratio (the ratio of consolidated Indebtedness to Consolidated EBITDA) as at the last day of any fiscal quarter to be greater than 3.5 to 1.0.

Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates and interest rates. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under certain of our debt instruments would trigger an event of default under other of our debt instruments.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The location and general character of our principal properties by segment as of December 31, 2012, are as follows:

Analytical Technologies

We own approximately 3.4 million square feet of office, engineering, laboratory and production space, principally in California, New Jersey, Wisconsin, Massachusetts and Utah within the U.S., and in Germany, Lithuania, Italy and the U.K. We lease approximately 2.2 million square feet of office, engineering, laboratory and production space, principally in Utah, Texas, Massachusetts, Colorado and Tennessee within the U.S., and in China, the U.K., Germany and Australia, under various leases that expire between 2013 and 2029.

Specialty Diagnostics

We own approximately 2.3 million square feet of office, engineering, laboratory and production space, principally in Virginia, Texas, Kansas and California within the U.S., and in Sweden, Germany, the U.K. and Switzerland. We lease approximately 1.6 million square feet of office, engineering, laboratory and production space, principally in California, Michigan, Kansas and Wisconsin within the U.S., and in Finland, Germany, the U.K., China, and France under various leases that expire between 2013 and 2023.

Laboratory Products and Services

We own approximately 5.2 million square feet of office, engineering, laboratory, warehouse and production space, principally in Pennsylvania, New York, Illinois and North Carolina within the U.S., and in the U.K., Germany, Canada, Denmark and France. We lease approximately 3.8 million square feet of office, engineering, laboratory, warehouse and production space, principally in California, Illinois, Pennsylvania, Maryland, North Carolina and Tennessee within the U.S. and in Australia, Mexico, Germany, the U.K., and New Zealand under various leases that expire between 2013 and 2030.

Corporate Headquarters

We own approximately 81,000 square feet of office space in Massachusetts. We also lease approximately 11,000 square feet of office space principally in Massachusetts under various leases that expire in 2013.

We believe that all of the facilities that we are currently using are in good condition and are suitable and adequate to meet our current needs. If we are unable to renew any of the leases that are due to expire in 2013 or 2014, we believe that suitable replacement properties are available on commercially reasonable terms.

Item 3. Legal Proceedings

Our business involves a risk of product liability and other claims in the ordinary course of business. We are a party to various lawsuits and legal proceedings, including individual and consolidated multi-party product liability actions for products we may have distributed or manufactured. These matters have arisen in the ordinary course and conduct of our business, as well as through acquisitions. We believe that some of the costs incurred in defending and ultimately disposing of many of these claims for personal injury and other matters may be covered in part by insurance policies maintained by certain insurance carriers or subject to indemnification by our suppliers or purchasers. Management, after review and consideration with counsel, considers that any ultimate liability with respect to these matters should not have a material adverse effect on our results of operations, financial position or cash flows. While liabilities arising from potential future claims could become material, we currently believe, on the basis of our claims history and related factors, that such potential future claims are not likely to have a material impact on our business, financial condition and results of operations. Actual costs incurred will depend on the solvency of our insurance carriers, the degree of coverage with respect to any particular claim, our success in litigating these claims and the solvency of third parties who may be jointly and severally liable. See "Item 1 – Business – Environmental Matters," for legal proceedings involving certain environmental matters.

We are subject to the jurisdiction of various regulatory agencies including, among others, the U.S. Food and Drug Administration and the Agency for International Development. Various governmental agencies conduct investigations from time to time to examine matters relating to our operations. Some operations involve and have involved the handling, manufacture, use or sale of substances that are classified as toxic or hazardous substances within the meaning of applicable environmental laws. Consequently, some risk of environmental and other damage is inherent in particular operations and products as it is with other companies engaged in similar businesses, and we cannot assure that material damage will not occur or be discovered or that the damage will not be determined to be material in the future.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol TMO. The following table sets forth the high and low sale prices of the company's common stock for 2012 and 2011, as reported in the consolidated transaction reporting system.

	2012		2011	
	High	Low	High	Low
First Quarter	$ 58.37	$ 45.67	$ 58.16	$ 52.41
Second Quarter	56.91	48.14	65.86	54.12
Third Quarter	61.00	49.63	65.68	48.78
Fourth Quarter	65.54	57.21	55.26	43.06

The closing price of the company's common stock on December 31, 2012 and 2011, was $63.78 and $44.97, respectively.

The following table sets forth the per share dividends declared on the company's common stock for 2012 and 2011.

	2012	2011
First Quarter	$ 0.13	$ -
Second Quarter	0.13	-
Third Quarter	0.13	-
Fourth Quarter	0.15	-

Our payment of dividends in the future will be determined by our Board of Directors and will depend upon our earnings, financial condition and other factors.

Holders of Common Stock

As of February 2, 2013, the company had 5,672 holders of record of its common stock. This does not include holdings in street or nominee names.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities (continued)

Issuer Purchases of Equity Securities

A summary of the share repurchase activity for the company's fourth quarter of 2012 follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plans or Programs (1) (2) (in millions)
Fiscal October (Sep. 30 – Nov. 3)	2,077,500	$ 59.50	2,077,500	$ 226.4
Fiscal November (Nov. 4 – Dec. 1)	2,327,000	61.48	2,327,000	83.3
Fiscal December (Dec. 2 -- Dec. 31)	1,290,763	64.56	1,290,763	—
Total Fourth Quarter	5,695,263	$ 61.45	5,695,263	$ —

(1) On July 16, 2012, the company announced a repurchase program authorizing the purchase of up to $500 million of the company's common stock through December 31, 2012. All of the shares of common stock repurchased by the company during the fourth quarter of 2012 were purchased under this program.

(2) In addition to the amounts shown above, on November 8, 2012, the company announced a repurchase program authorizing the purchase of up to $1 billion of the company's common stock beginning January 1, 2013.

Item 6. Selected Financial Data

(In millions except per share amounts)	2012 (a)	2011 (b)	2010 (c)	2009 (d)	2008 (e)
Statement of Income Data					
Revenues	$ 12,509.9	$ 11,558.8	$ 10,393.1	$ 9,741.0	$ 10,143.7
Operating Income	1,482.1	1,250.8	1,188.1	976.3	1,171.8
Income from Continuing Operations	1,258.4	1,023.4	986.1	807.1	939.6
Net Income	1,177.9	1,329.9	1,035.6	850.3	980.9
Earnings per Share from Continuing Operations:					
Basic	3.46	2.69	2.45	1.96	2.24
Diluted	3.43	2.66	2.41	1.91	2.16
Earnings per Share:					
Basic	3.24	3.49	2.57	2.06	2.34
Diluted	3.21	3.46	2.53	2.01	2.25
Cash Dividends Declared per Share	.54	—	—	—	—
Balance Sheet Data					
Working Capital	$ 2,741.5	$ 1,708.8	$ 2,425.2	$ 2,891.6	$ 2,805.7
Total Assets	27,444.6	26,833.7	21,349.4	21,625.0	21,090.0
Long-term Obligations	7,031.2	5,755.2	2,031.3	2,064.0	2,003.1
Shareholders' Equity	15,464.7	15,038.1	15,361.0	15,430.9	14,926.5

The caption "restructuring and other costs" in the notes below includes amounts charged to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition and, beginning in 2009, charges/credits to selling, general and administrative expense primarily for significant acquisition transaction costs.

(a) Reflects a $150.2 million pre-tax charge for restructuring and other costs; after-tax loss of $80.5 million related to the company's discontinued operations; and the repurchase of $1.15 billion of the company's common stock.
(b) Reflects a $230.6 million pre-tax charge for restructuring and other costs; after-tax income of $306.5 million related to the company's discontinued operations; and the repurchase of $1.34 billion of the company's common stock. Also reflects the acquisitions of Dionex Corporation, in May 2011, and the Phadia group, in August 2011.
(c) Reflects a $76.4 million pre-tax charge for restructuring and other costs; after-tax income of $49.5 million related to the company's discontinued operations; and the repurchase of $1.01 billion of the company's common stock.
(d) Reflects a $67.1 million pre-tax charge for restructuring and other costs; after-tax income of $43.2 million related to the company's discontinued operations; and the repurchase of $414.6 million of the company's common stock.
(e) Reflects a $36.9 million pre-tax charge for restructuring and other costs; after-tax income of $41.3 million related to the company's discontinued operations; and the repurchase of $187.4 million of the company's common stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Overview of Results of Operations and Liquidity

The company develops, manufactures and sells a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own technologies and by making strategic acquisitions of complementary businesses. The company's continuing operations fall into three business segments (see Note 3): Analytical Technologies, Specialty Diagnostics and Laboratory Products and Services.

The results of two businesses sold in April 2011 and a business sold in October 2012, have been classified as discontinued operations in the accompanying financial statements. Prior period results have been adjusted to conform to this presentation. The results discussed below refer to the company's continuing operations unless otherwise noted.

(Dollars in millions)	2012		2011	
Revenues				
Analytical Technologies	$ 4,123.7	33.0%	$ 3,845.4	33.3%
Specialty Diagnostics	2,962.3	23.7%	2,469.9	21.4%
Laboratory Products and Services	5,990.0	47.9%	5,762.9	49.9%
Eliminations	(566.1)	(4.6)%	(519.4)	(4.6)%
	$ 12,509.9	100%	$ 11,558.8	100%

Sales in 2012 were $12.51 billion, an increase of $951 million from 2011. The increase was due to acquisitions, including Phadia and Dionex, and higher sales at existing businesses, offset in part by the unfavorable effects of currency translation. Had Phadia, Dionex and the company been combined from the beginning of 2011, revenues would have increased $403 million (3%) over pro forma 2011 revenues. Aside from the effects of currency translation and other acquisitions, net of divestitures, revenues in 2012 increased $474 million (4%) over pro forma 2011 revenues (discussed in total and by segment below). The pro forma increase in revenues was primarily due to increased demand. Demand from customers in academic and government markets slowed such that growth was nominal in 2012 and demand from customers in industrial markets slowed such that growth was nominal in the second half of 2012. The company expects weakness in academic and government markets will continue in the near term due in part to uncertainty in government funding expectations in the U.S. and Europe. The company expects slowness in industrial markets will continue in the near term due to global economic uncertainty.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2012 and 2011. The company's principal recent acquisitions are described below.

- One Lambda, a provider of transplant diagnostics, was acquired in September 2012 to enhance the company's presence in specialty *in vitro* diagnostics and add new capabilities to the company's transplant-testing workflow.
- Doe & Ingalls, a channel for specialty production chemicals and provider of customized supply-chain services to life sciences and microelectronics industries, was acquired in May 2012 to expand the company's products and services that address the production market.
- Phadia, a global leader in the development, manufacturing and marketing of complete blood-test systems to support the clinical diagnosis and monitoring of allergy and autoimmune diseases, was acquired in August 2011 to expand the company's specialty diagnostics offerings.

Overview of Results of Operations and Liquidity (continued)

- Dionex, a global leader in the manufacturing and marketing of ion and liquid chromatography and sample preparation systems, consumables, and software for chemical analysis, was acquired in May 2011 to expand the company's chromatography systems portfolio.

In 2012, total company operating income and operating income margin were $1.48 billion and 11.8%, respectively, compared with $1.25 billion and 10.8%, respectively, in 2011. The increase in operating income was primarily due to profit on incremental sales from acquisitions and existing businesses and, to a lesser extent, productivity improvements, net of inflationary cost increases and $84 million of lower acquisition-related charges in 2012. The increase was offset in part by commercial investments and an increase in amortization expense of $100 million in 2012, primarily related to the acquisitions of Phadia and Dionex. The company's references throughout this discussion to productivity improvements generally refer to improved cost efficiencies from its Practical Process Improvement (PPI) processes, reduced costs resulting from global sourcing initiatives and a lower cost structure following restructuring actions including headcount reductions and consolidation of facilities.

The company's effective tax rates were 0.9% and 9.7% in 2012 and 2011, respectively. Due primarily to the non-deductibility of intangible asset amortization, the company's cash payments for income taxes for its continuing operations were higher than its income tax expense for financial reporting purposes and totaled $331 million and $353 million in 2012 and 2011, respectively. The decrease in the effective tax rate was due in part to increased earnings in lower tax jurisdictions including the effect of the Phadia acquisition. The tax provision in 2012 was favorably affected by $53 million, or 4.1 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, particularly a lower tax rate in Sweden. The tax provision in 2011 was unfavorably affected by $12 million, or 1.0 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, offset in part by $8 million, or 0.7 percentage points, by the ability to use tax loss carryforwards as a result of the Phadia acquisition. The company expects its effective tax rate in 2013 will be between 5% and 7% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2013 will benefit from an estimated $13 million of U.S. tax credits for research and development activities in both 2012 and 2013 as a result of legislation enacted in January 2013.

Income from continuing operations increased to $1.26 billion in 2012, from $1.02 billion in 2011, primarily due to increased operating income and lower income taxes, offset in part by higher interest expense associated with debt to fund acquisitions.

During 2012, the company's cash flow from operations totaled $2.04 billion (after deducting $28 million used by discontinued operations), compared with $1.69 billion (including $14 million from discontinued operations) for 2011. The increase resulted primarily from higher income before amortization and depreciation in 2012 compared to 2011.

As of December 31, 2012, the company's short-term debt totaled $93 million, including $50 million of commercial paper obligations. The company has revolving credit facilities with a bank group that provide up to $2.0 billion of unsecured multi-currency revolving credit. The credit facilities include a $1 billion 5-year credit agreement, with the ability to request an additional $500 million, plus a $500 million 364-day credit agreement. If the company borrows under these facilities, it intends to leave undrawn an amount equivalent to outstanding commercial paper to provide a source of funds in the event that commercial paper markets are not available. As of December 31, 2012, no borrowings were outstanding under either facility, although available capacity was reduced by approximately $50 million as a result of outstanding letters of credit.

The company believes that its existing cash and short-term investments of $855 million as of December 31, 2012, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreements are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies and Estimates

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to bad debts, inventories, business combinations, intangible assets and goodwill, equity investments, sales returns, warranty obligations, income taxes, contingencies and litigation, pension costs and stock-based compensation. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Management bases its estimates on historical experience, current market and economic conditions and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) *Accounts Receivable*

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $56 million at December 31, 2012. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) *Inventories*

The company writes down its inventories for estimated excess quantities and obsolescence based on differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand and any other information that is relevant to the judgment. If ultimate usage or demand varies significantly from expected usage or demand, additional writedowns may be required.

(c) *Intangible Assets and Goodwill*

The company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. The determination of the fair value of intangible assets, which represent a significant portion of the purchase price in many of the company's acquisitions, requires the use of significant judgment with regard to (i) the fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Definite-lived intangible assets totaled $6.46 billion at December 31, 2012. The company reviews definite-lived intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset.

Critical Accounting Policies and Estimates (continued)

The company evaluates goodwill and indefinite-lived intangible assets for impairment annually and when events occur or circumstances change that may reduce the fair value of the asset below its carrying amount. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and indefinite-lived intangible assets totaled $12.47 billion and $1.34 billion, respectively, at December 31, 2012. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill and indefinite-lived intangible assets for impairment.

Growth at some of the company's businesses slowed in 2011 and 2012 which the company believes was in part due to uncertainty in funding expectations of customers in academic and government markets and economic uncertainty including a slow-down in Southern Europe. Projections of profitability for 2013 and thereafter and indicated fair values based on peer revenues and earnings trading multiples were sufficient to conclude that no impairment of goodwill or indefinite-lived intangible assets existed at the end of the tenth fiscal month of 2012, the date of the company's impairment testing. There can be no assurance, however, that the slowing of growth experienced in 2011 and 2012 at some businesses will not continue or worsen in 2013 and that a downturn will not materially adversely affect peer trading multiples and the company's businesses such that they do not achieve their forecasted profitability and these assets become impaired. Should the fair value of the company's goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

The company's ImmunoDiagnostics reporting unit was created with the acquisition of the Phadia Group in August 2011. Because this reporting unit consists solely of the acquired business, its book value equaled its fair value as of the acquisition date and thus, no cushion of fair value over book value existed at that date. During its 2012 goodwill impairment testing, the company determined that the ImmunoDiagnostics reporting unit's cushion of fair value over book value had increased from 0% at the acquisition date to 9% as of November 2, 2012. Despite this favorable increase, given that the fair value is not substantially in excess of the book value, relatively small decreases in future cash flows from forecasted results or changes in discount rates or other assumptions could result in impairment of goodwill. The key variables that drive the cash flows of the reporting unit are levels of profitability and terminal value growth rate assumptions, as well as the weighted average cost of capital (WACC) rate applied. The estimates used for these assumptions represent management's best estimates, which the company believes are reasonable. These assumptions, however, are subject to uncertainty, including the degree to which the acquired business will grow revenue and profitability levels. The ImmunoDiagnostics reporting unit had $1.78 billion of goodwill, and had an overall carrying value of $3.30 billion as of December 31, 2012.

(d) *Other Long-lived Assets*

The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $2.33 billion at December 31, 2012, including $1.73 billion of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

Critical Accounting Policies and Estimates (continued)

(e) *Revenues*

In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected.

In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery of all elements other than post-contract support is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

The company records reductions to revenue for estimated product returns by customers. Should a greater or lesser number of products be returned, additional adjustments to revenue may be required.

(f) *Warranty Obligations*

At the time the company recognizes revenue, it provides for the estimated cost of standard product warranties in cost of product revenues based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $49 million at December 31, 2012. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(g) *Income Taxes*

In the ordinary course of business there is inherent uncertainty in quantifying the company's income tax positions. The company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. The company's reserve for these matters totaled $165 million at December 31, 2012. Where applicable, associated interest expense has also been recognized as a component of the provision for income taxes.

Critical Accounting Policies and Estimates (continued)

The company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company's net income.

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance. Any such reversals are recorded as a reduction of the company's tax provision. The company's tax valuation allowance totaled $114 million at December 31, 2012. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision would result.

(h) *Contingencies and Litigation*

The company records accruals for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and or external legal counsel and actuarial estimates. Reserves of acquired businesses, including product liability and environmental reserves, were initially recorded at fair value and discounted to their net present value. Additionally, the company records receivables from third-party insurers when recovery has been determined to be probable.

(i) *Pension and Other Retiree Benefits*

Several of the company's U.S. and non-U.S. subsidiaries sponsor defined benefit pension and other retiree benefit plans. The cost and obligations of these arrangements are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third-party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for the company's pension and other postretirement benefit plans totaled $17 million in 2012. The company's unfunded benefit obligation totaled $408 million at year-end 2012 compared with $346 million at year-end 2011. Should any of these assumptions change, they would have an effect on net periodic pension costs and the unfunded benefit obligation. For example, a 10% decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $11 million and an increase in the benefit obligation of approximately $77 million.

The company expects to contribute between $60 and $70 million to its defined benefit pension plans in 2013.

Critical Accounting Policies and Estimates (continued)

(j) *Stock-based Compensation*

The fair value of most stock options granted by the company is estimated using the Black-Scholes option pricing model. For option grants and restricted stock units that require achievement of both service and market conditions, a lattice model is used to estimate fair value. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the company's stock. Historical data on exercise patterns is the basis for determining the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The dividend yield is based on the company's most recent quarterly dividend rate. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. The company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to compensation expense may be required.

Results of Operations

2012 Compared With 2011

Continuing Operations

Sales in 2012 were $12.51 billion, an increase of $951 million from 2011. The increase was due to acquisitions, including Phadia and Dionex, and, higher sales at existing businesses, offset in part by the unfavorable effects of currency translation. Had Phadia, Dionex and the company been combined from the beginning of 2011, revenues would have increased $403 million (3%) over pro forma 2011 revenues, including $474 million (4%) due to higher revenues at existing businesses and $156 million due to other acquisitions, net of divestitures, offset in part by $227 million due to the unfavorable effects of currency translation. The pro forma increase in revenues was primarily due to increased demand. Sales growth was strong in Asia and moderate in North America and Europe. Demand from customers in academic and government markets slowed such that growth was nominal in 2012 and demand from customers in industrial markets slowed such that growth was nominal in the second half of 2012. The company expects weakness in academic and government markets will continue in the near term due in part to uncertainty in government funding expectations in the U.S. and Europe. The company expects slowness in industrial markets will continue in the near term due to global economic uncertainty.

In 2012, total company operating income and operating income margin were $1.48 billion and 11.8%, respectively, compared with $1.25 billion and 10.8%, respectively, in 2011. The increase in operating income was primarily due to profit on incremental sales from acquisitions and existing businesses and, to a lesser extent, productivity improvements, net of inflationary cost increases and $84 million of lower acquisition-related charges in 2012. The increase was offset in part by commercial investments and an increase in amortization expense of $100 million in 2012, primarily related to the acquisitions of Phadia and Dionex. The company's references throughout this discussion to productivity improvements generally refer to improved cost efficiencies from its Practical Process Improvement (PPI) processes, reduced costs resulting from global sourcing initiatives and a lower cost structure following restructuring actions including headcount reductions and consolidation of facilities.

In 2012, the company recorded restructuring and other costs, net, of $150 million, including $56 million of charges to cost of revenues related primarily to the sale of inventories revalued at the date of acquisition and $13 million of charges to selling, general and administrative expenses consisting primarily of transaction costs related to the acquisition of One Lambda. The company incurred $67 million of cash restructuring costs primarily for continued headcount reductions and facility consolidations in an effort to streamline operations, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated, such as the consolidation of several facilities in the U.S. and Europe (see Note 14). The company also

Results of Operations (continued)

recorded $15 million of non-cash expense, net, primarily for the impairment of intangible assets at several small business units and, to a lesser extent, real estate writedowns related to facility consolidations partially offset by a $6 million gain from the settlement of pre-acquisition litigation.

In 2011, the company recorded restructuring and other costs, net, of $231 million, including $73 million of charges to cost of revenues primarily related to the sale of inventories revalued at the date of acquisition and $62 million of charges to selling, general and administrative expenses primarily for transaction costs related to the acquisitions of Dionex and Phadia. The company incurred $81 million of cash restructuring costs, including $21 million of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition. The cash costs also include continuing costs associated with headcount reductions and facility consolidations in an effort to streamline operations, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company also recorded $15 million of non-cash expense, net, primarily for the impairment of intangible assets at several small business units and, to a lesser extent, a loss on sale of a heating equipment business.

As of February 27, 2013, the company has identified restructuring actions that will result in additional charges of approximately $80 million in 2013 and expects to identify additional actions during 2013. The restructuring projects for which charges were incurred in 2012 are expected to result in annual cost savings of approximately $85 million beginning in part in 2012 and, to a greater extent, in 2013, including $40 million in the Analytical Technologies segment, $20 million in the Specialty Diagnostics segment and $25 million in the Laboratory Products and Services segment. The restructuring actions for which charges were incurred in 2011 resulted in annual cost savings of approximately $80 million beginning in part in 2011 and to a greater extent in 2012, including $30 million in the Analytical Technologies segment, $15 million in the Specialty Diagnostics segment and $35 million in the Laboratory Products and Services segment.

On February 3, 2012, the Internal Revenue Service issued proposed regulations that provide guidance on the excise tax imposed on the sale of medical devices under Internal Revenue Code Section 4191. The tax applies to the sale in the U.S. of certain medical devices by a manufacturer, producer or importer of the device. The tax is in the amount of 2.3% of the sale price and will apply to all devices that are sold beginning January 1, 2013. Based on the company's estimate of product revenue that is expected to be subject to the regulations, the company currently expects that imposition of the tax will result in an increase in cost of product revenues of approximately $20 to $25 million annually, beginning in 2013.

Segment Results

The company's management evaluates segment operating performance using operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition-related activities; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company also refers to this measure as adjusted operating income. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitate comparison of performance for determining compensation (Note 3). Accordingly, the following segment data is reported on this basis.

Results of Operations (continued)

(Dollars in millions)	2012	2011	Change
Revenues			
Analytical Technologies	$ 4,123.7	$ 3,845.4	7%
Specialty Diagnostics	2,962.3	2,469.9	20%
Laboratory Products and Services	5,990.0	5,762.9	4%
Eliminations	(566.1)	(519.4)	9%
Consolidated Revenues	$ 12,509.9	$ 11,558.8	8%
Segment Income			
Analytical Technologies	$ 772.7	$ 720.0	7%
Specialty Diagnostics	761.2	598.4	27%
Laboratory Products and Services	846.0	810.9	4%
Subtotal Reportable Segments	2,379.9	2,129.3	12%
Cost of Revenues Charges	(55.6)	(72.6)	
Selling, General and Administrative Income (Charges), Net	(12.5)	(61.5)	
Restructuring and Other Costs, Net	(82.1)	(96.5)	
Amortization of Acquisition-related Intangible Assets	(747.6)	(647.9)	
Consolidated Operating Income	$ 1,482.1	$ 1,250.8	18%
Reportable Segments Operating Income Margin	19.0%	18.4%	
Consolidated Operating Income Margin	11.8%	10.8%	

Income from the company's reportable segments increased 12% to $2.38 billion in 2012 due primarily to profit on incremental sales from acquisitions and, to a lesser extent, existing businesses and productivity improvements offset in part by inflationary cost increases.

Analytical Technologies

(Dollars in millions)	2012	2011	Change
Revenues	$ 4,123.7	$ 3,845.4	7%
Operating Income Margin	18.7%	18.7%	-

Sales in the Analytical Technologies segment increased $278 million to $4.12 billion in 2012. The increase was due to acquisitions, including Dionex, and higher revenue at existing businesses, offset in part by the unfavorable effects of currency translation. Had Dionex and the company been combined from the beginning of 2011, revenues would have increased $104 million (3%) over pro forma 2011 revenues, including an increase of $184 million (5%) due to higher revenues at existing businesses and $2 million due to acquisitions, net of a disposition, offset in part by $82 million due to the unfavorable effects of currency translation. The pro forma increase in revenue at existing businesses was primarily due to increased demand across the segment's range of analytical instruments and for bioscience products, offset in part by lower sales to customers in academic and government markets.

Results of Operations (continued)

Operating income margin was 18.7% in both 2012 and 2011. Profit on incremental sales at existing businesses and, to a lesser extent, productivity improvements, net of inflationary cost increases were substantially offset by higher spending on commercial initiatives and unfavorable currency translation.

Specialty Diagnostics

(Dollars in millions)	2012	2011	Change
Revenues	$ 2,962.3	$ 2,469.9	20%
Operating Income Margin	25.7%	24.2%	1.5

Sales in the Specialty Diagnostics segment increased $492 million to $2.96 billion in 2012. The increase was due to acquisitions, including Phadia, and higher revenue at existing businesses, offset in part by the unfavorable effects of currency translation. Had Phadia and the company been combined from the beginning of 2011, revenues would have increased $118 million (4%) over pro forma 2011 revenues, including increases of $103 million (4%) due to higher revenues at existing businesses and $80 million due to other acquisitions, offset in part by $65 million due to the unfavorable effects of currency translation. The pro forma increase in revenue at existing businesses was primarily due to increased demand for clinical diagnostic products and, to a lesser extent, microbiology products.

Operating income margin was 25.7% in 2012 and 24.2% in 2011. The increase resulted primarily from the accretive Phadia acquisition and, to a lesser extent, productivity improvements, net of inflationary cost increases and profit on incremental sales at existing businesses. The increases were offset in part by higher spending on commercial initiatives.

Laboratory Products and Services

(Dollars in millions)	2012	2011	Change
Revenues	$ 5,990.0	$ 5,762.9	4%
Operating Income Margin	14.1%	14.1%	-

Sales in the Laboratory Products and Services segment increased $227 million to $5.99 billion in 2012. Sales increased $74 million due to acquisitions. The unfavorable effects of currency translation resulted in a decrease in revenues of $88 million in 2012. In addition to the changes in revenue resulting from acquisitions and currency translation, revenues increased $242 million (4%) primarily due to increased demand for laboratory consumables and, to a lesser extent, clinical trial logistics services. The increase in demand was offset in part by lower sales of laboratory equipment, particularly to customers in academic and government markets.

Operating income margin was 14.1% in both 2012 and 2011. The unfavorable effects of lower sales of higher margin laboratory equipment and higher spending on commercial initiatives were offset by productivity improvements, net of inflationary cost increases.

Other Expense, Net

The company reported other expense, net, of $213 million and $118 million in 2012 and 2011, respectively (Note 4). The increase was primarily due to an increase of $66 million in interest expense related to the debt issued to fund the Phadia and Dionex acquisitions. In 2011, other items, net included a $28 million gain on currency exchange contracts associated with the Phadia acquisition and repayment of its multi-currency debt and an $18 million gain on

Results of Operations (continued)

the sale of an investment accounted for under the cost method, offset in part by $10 million of fees associated with short-term financing commitments to fund the Phadia acquisition.

Provision for Income Taxes

The company's effective tax rates were 0.9% and 9.7% in 2012 and 2011, respectively. Due primarily to the non-deductibility of intangible asset amortization, the company's cash payments for income taxes for its continuing operations were higher than its income tax expense for financial reporting purposes and totaled $331 million and $353 million in 2012 and 2011, respectively. The decrease in the effective tax rate was due in part to increased earnings in lower tax jurisdictions including the effect of the Phadia acquisition. The tax provision in 2012 was favorably affected by $53 million, or 4.1 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, particularly a lower tax rate in Sweden. The tax provision in 2011 was unfavorably affected by $12 million, or 1.0 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, offset in part by $8 million, or 0.7 percentage points, by the ability to use tax loss carryforwards as a result of the Phadia acquisition. The company expects its effective tax rate in 2013 will be between 5% and 7% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2013 will benefit from an estimated $13 million of U.S. tax credits for research and development activities in both 2012 and 2013 as a result of legislation enacted in January 2013.

Discontinued Operations

On June 22, 2012, in an effort to exit a non-core business, the company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment. The company completed the sale in October 2012 for nominal proceeds. The results of the laboratory workstations business have been classified and presented as discontinued operations in the accompanying financial statements. Prior period results have been adjusted to conform to this presentation. Revenues of the laboratory workstations business were $147 million in the 2012 period prior to the sale, compared to $180 million in 2011. The business incurred a pre-tax loss of $30 million in 2012 compared with a pre-tax loss of $6 million in 2011 due to inventory write-offs, higher manufacturing costs and restructuring and other transition costs associated with relocation of the business. In 2012, the company recorded after-tax charges aggregating $63 million as the loss on the divestiture. (Note 15).

In addition, the company recorded an after-tax gain of $2 million in 2012 for additional proceeds from a prior divestiture.

On April 4, 2011, the company sold, in separate transactions, its Athena Diagnostics business (Athena) for $740 million in cash and its Lancaster Laboratories business (Lancaster) for $180 million in cash and escrowed proceeds of $20 million, substantially all of which was received in October 2012. The sale of these businesses resulted in an after-tax gain of $304 million or $0.79 per diluted share. Revenues and operating income of the two businesses aggregated approximately $225 million and $60 million, respectively, in 2010. The results of both businesses have been included in the accompanying financial statements as discontinued operations for all periods presented.

The company also received additional proceeds from a previously divested business in 2011, resulting in an after-tax gain of $1 million.

Recent Accounting Pronouncements

In February 2013, the FASB issued new guidance which requires disclosure of information about significant reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. This guidance will be effective for the company in 2013. Adoption of this standard, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

Results of Operations (continued)

In July 2012, the FASB modified existing rules to allow entities to use a qualitative approach to test indefinite-lived intangible asset for impairment. The revised standard allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. This guidance will be effective for the company in 2013. Adoption of this standard will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued new guidance which requires enhanced disclosures on offsetting amounts within the balance sheet, including disclosing gross and net information about instruments and transactions eligible for offset or subject to a master netting or similar agreement. The guidance is effective for the company beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB modified existing rules to allow entities to use a qualitative approach to test goodwill for impairment. The revised guidance permits an entity to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance was effective for the company on January 1, 2012. Adoption of this standard did not have an impact on the company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance pertaining to the presentation of comprehensive income. The new rule eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The standard is intended to provide a more consistent method of presenting non-owner transactions that affect the company's equity. Under the new guidance, an entity can present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new guidance was effective for the company on January 1, 2012 and did not have an impact on the company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The guidance was effective for the company on January 1, 2012 and did not have an impact on the company's consolidated financial position, results of operations or cash flows.

Contingent Liabilities

The company is contingently liable with respect to certain legal proceedings and related matters. In view of the company's financial condition and the accruals established for these matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows. However, an outcome that differs materially from current reserve estimates for one or more of the matters described in Note 10 could have a material adverse effect on the company's financial position as well as its results of operations and cash flows.

Results of Operations (continued)

2011 Compared With 2010

Continuing Operations

Sales in 2011 were $11.56 billion, an increase of $1.17 billion from 2010. The increase was due to acquisitions, including Phadia and Dionex, and, to a lesser extent, higher revenues at existing businesses and the favorable effects of currency translation. Had Phadia, Dionex and the company been combined from the beginning of 2010, pro forma revenues would have increased $797 million (7%) over pro forma 2010 revenues, including $125 million due to other acquisitions, net of divestitures, $266 million due to the favorable effects of currency translation and $406 million (4%) due to higher revenues at existing businesses. The increase in pro forma revenues at existing businesses was primarily due to increased demand, offset in part by lower sales resulting from cessation of a supply contract, discussed below, and lower stimulus-funded sales in Japan as compared to 2010, which together decreased sales by approximately 1 percentage point. Sales growth was strong in Asia and modest in Europe and North America. The results in North America and Asia were affected by the cessation of the supply contract and the lower stimulus-funded sales in Japan, respectively. The company had lower sales to academic and government markets in the second half of 2011 which it believes may be due to uncertainty in funding expectations in the U.S. and Europe. These markets represent approximately a quarter of the company's revenues and the decrease in sales to this customer base reduced the company's overall growth in the second half of 2011 by approximately 1 percentage point, although the decline moderated in the fourth quarter.

In 2011, operating income and operating income margin were $1.25 billion and 10.8%, respectively, compared with $1.19 billion and 11.4%, respectively, in 2010. The decrease in operating income margin was primarily due to $124 million of higher acquisition-related charges and an increase in amortization expense of $93 million in 2011 primarily related to the acquisitions of Phadia and Dionex. The decrease in operating margin was offset in part by productivity improvements and profit on incremental sales from acquisitions and existing businesses.

In 2011, the company recorded restructuring and other costs, net, of $231 million, including $73 million of charges to cost of revenues primarily related to the sale of inventories revalued at the date of acquisition and $62 million of charges to selling, general and administrative expenses primarily for transaction costs related to the acquisitions of Dionex and Phadia. The company incurred $81 million of cash restructuring costs, including $21 million of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition. The cash costs also include continuing costs associated with headcount reductions and facility consolidations in an effort to streamline operations, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated, such as the following: the consolidation of facilities of acquired businesses in Finland and Australia with existing facilities in those countries; the consolidation of facilities in the U.S.; and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers. The company also recorded $15 million of non-cash expense, net, primarily for the impairment of intangible assets at several small business units and, to a lesser extent, a loss on sale of a heating equipment business.

In 2010, the company recorded restructuring and other costs, net, of $76 million, including $13 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $3 million of charges to selling, general and administrative expenses for transaction costs, net, primarily related to the acquisition of Dionex and revisions of estimated contingent consideration, principally related to the acquisition of Ahura Scientific, offset in part by a gain of $11 million on settlement with product liability insurers. The company incurred $33 million of cash costs, primarily for actions initiated in 2009 and, to a lesser extent, 2010 in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company recorded impairment charges of $17 million for intangible assets associated with several small business units. The company also recorded a $6 million

Results of Operations (continued)

charge on a patent infringement claim initiated prior to a business unit's acquisition by the company and $3 million of asset writedowns associated with abandoned facilities held for sale.

The restructuring actions for which charges were incurred in 2010 resulted in annual cost savings beginning primarily in 2011 of approximately $45 million, including $5 million in the Analytical Technologies segment, $10 million in the Specialty Diagnostics segment and $30 million in the Laboratory Products and Services segment.

Segment Results

(Dollars in millions)	2011	2010	Change
Revenues			
Analytical Technologies	$ 3,845.4	$ 3,238.2	19%
Specialty Diagnostics	2,469.9	2,149.0	15%
Laboratory Products and Services	5,762.9	5,473.0	5%
Eliminations	(519.4)	(467.1)	11%
Consolidated Revenues	$ 11,558.8	$ 10,393.1	11%
Segment Income			
Analytical Technologies	$ 720.0	$ 550.1	31%
Specialty Diagnostics	598.4	487.9	23%
Laboratory Products and Services	810.9	781.2	4%
Subtotal Reportable Segments	2,129.3	1,819.2	17%
Cost of Revenues Charges	(72.6)	(13.2)	
Selling, General and Administrative Costs, Net	(61.5)	(3.0)	
Restructuring and Other Costs, Net	(96.5)	(60.2)	
Amortization of Acquisition-related Intangible Assets	(647.9)	(554.7)	
Consolidated Operating Income	$ 1,250.8	$ 1,188.1	5%
Reportable Segments Operating Income Margin	18.4%	17.5%	
Consolidated Operating Income Margin	10.8%	11.4%	

Income from the company's reportable segments increased 17% to $2.13 billion in 2011 due primarily to profit on incremental sales from acquisitions and, to a lesser extent, existing businesses as well as from productivity improvements.

Analytical Technologies

(Dollars in millions)	2011	2010	Change
Revenues	$ 3,845.4	$ 3,238.2	19%
Operating Income Margin	18.7%	17.0%	1.7

Sales in the Analytical Technologies segment increased $607 million to $3.85 billion in 2011. The increase was due to acquisitions, including Dionex, higher revenue at existing businesses and, to a lesser extent, the favorable

Results of Operations (continued)

effects of currency translation. Had Dionex and the company been combined from the beginning of 2010, pro forma revenues would have increased $349 million (10%) over pro forma 2010 revenues, including increases of $47 million due to other acquisitions, $95 million due to the favorable effects of currency translation and $207 million (6%) due to higher revenues at existing businesses. The increase in pro forma revenue at existing businesses was primarily due to increased demand. Demand was particularly strong for instruments serving industrial and applied markets. The increase in revenues was offset in part by lower stimulus-funded sales in Japan in the first quarter of 2011 which decreased pro forma growth by 1 percentage point.

Operating income margin was 18.7% in 2011 and 17.0% in 2010. The increase resulted from productivity improvements and, to a lesser extent, accretive acquisitions, price increases and profit on incremental sales at existing businesses. These increases were offset in part by higher spending on research and development initiatives.

Specialty Diagnostics

(Dollars in millions)	2011	2010	Change
Revenues	$ 2,469.9	$ 2,149.0	15%
Operating Income Margin	24.2%	22.7%	1.5

Sales in the Specialty Diagnostics segment increased $321 million to $2.47 billion in 2011. The increase was due to acquisitions, including Phadia, higher revenue at existing businesses and the favorable effects of currency translation. Had Phadia and the company been combined from the beginning of 2010, pro forma revenues would have increased $210 million (8%) over pro forma 2010 revenues, including increases of $21 million due to other acquisitions, $68 million due to the favorable effects of currency translation and $121 million (5%) due to higher revenues at existing businesses. The increase in pro forma revenue at existing businesses was primarily due to increased demand. Demand was particularly strong for immunodiagnostics and clinical diagnostics products. The increase in demand was offset in part by cessation of a supply contract, discussed below, which decreased pro forma growth by 2 percentage points.

In November 2009, a significant supplier of the company's healthcare market channel notified the company that it intended to cease an existing supply arrangement in mid-2010. The company believes this was in part a response to the company's strategic decision to expand its product offerings to provide its customers with a broader menu of diagnostic solutions. The company signed an agreement with an alternative supplier of laboratory products and is selling these and other products from the new supplier, offsetting a portion of the drop in revenue. As a result of these events, sales were unfavorably affected by $54 million, net, in the first half of 2011.

Operating income margin was 24.2% in 2011 and 22.7% in 2010. The increase resulted from productivity improvements and, to a lesser extent, profit on incremental sales at existing businesses and accretive acquisitions.

Laboratory Products and Services

(Dollars in millions)	2011	2010	Change
Revenues	$ 5,762.9	$ 5,473.0	5%
Operating Income Margin	14.1%	14.3%	(0.2)

Sales in the Laboratory Products and Services segment increased $290 million to $5.76 billion in 2011. The favorable effects of currency translation resulted in an increase in revenues of $107 million in 2011. Sales increased

Results of Operations (continued)

$57 million due to acquisitions. In addition to the changes in revenue resulting from currency translation and acquisitions, revenues increased $126 million (2%) primarily due to increased demand. Demand for clinical trials logistics services was particularly strong.

Operating income margin decreased to 14.1% in 2011 from 14.3% in 2010, primarily due to inflationary pressures on costs, particularly oil-based raw materials such as plastic resin, and, to a lesser extent, commercial investments including expansion of sales and marketing staff in the Asia/Pacific region and information technology initiatives in Europe. These decreases were offset in part by productivity improvements.

Other Expense, Net

The company reported other expense, net, of $118 million and $100 million in 2011 and 2010, respectively (Note 4). The increase was primarily due to a $91 million increase in interest expense, offset in part by higher other items, net and higher interest income. The increase in interest expense was related to the debt issued to fund the Phadia and Dionex acquisitions, offset in part by having refinanced higher-rate debt during 2010. In 2011, other items, net includes a $28 million gain on currency exchange contracts associated with the Phadia acquisition and repayment of its multi-currency debt and an $18 million gain on the sale of an investment accounted for under the cost method, offset in part by $10 million of fees associated with short-term financing commitments to fund the Phadia acquisition. In 2010, other items, net includes a $17 million loss on the early extinguishment of debt and $8 million of fees associated with short-term financing commitments for the Dionex acquisition.

Provision for Income Taxes

The company's effective tax rates were 9.7% and 9.3% in 2011 and 2010, respectively. The increase in the effective tax rate was primarily due to the items discussed below, offset in part by increased earnings in lower tax jurisdictions including the effect of the Phadia acquisition. The tax provision in 2011 was unfavorably affected by $12 million, or 1.0 percentage points, as a result of adjustments to deferred tax balances due to changes in tax rates, offset in part by $8 million, or 0.7 percentage points, by the ability to use tax loss carryforwards as a result of the Phadia acquisition. The tax provision in 2010 was favorably affected by $17 million or 1.6 percentage points resulting primarily from the resolution of tax audits and the impact on deferred tax balances of changes in tax rates.

Discontinued Operations

As described above, the company sold two businesses in April 2011, and another business in October 2012. The results of these businesses have been included in the accompanying financial statements as discontinued operations for all periods presented (Note 15). After-tax income from discontinued operations was $1.7 million and $47.0 million, in 2011 and 2010, respectively. The sale of the two businesses sold in 2011 resulted in an after-tax gain of $304 million or $0.79 per diluted share. The company also received additional proceeds from a previously divested business in 2011, resulting in an after-tax gain of $1 million.

During 2010, the company recorded additional proceeds related to a business divested in 2003, resulting in an after-tax gain of $2.5 million.

Liquidity and Capital Resources

Consolidated working capital was $2.74 billion at December 31, 2012, compared with $1.71 billion at December 31, 2011. Included in working capital were cash, cash equivalents and short-term investments of $855 million at December 31, 2012 and $1.02 billion at December 31, 2011. The increase in working capital is primarily due to earnings before amortization and depreciation, offset in part by the repurchase of the company's common stock.

Liquidity and Capital Resources (continued)

2012

Cash provided by operating activities was $2.04 billion during 2012. An increase in inventories used cash of $60 million, primarily to support growth in sales. An increase in other assets used cash of $100 million primarily related to the timing of tax refunds. An increase in other liabilities provided cash of $127 million, primarily due to the timing of payments for incentive compensation and income taxes. Cash payments for income taxes of continuing operations totaled $331 million during 2012, compared with $353 million in the prior year. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $64 million during 2012.

During 2012, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $1.08 billion for acquisitions and $315 million for purchases of property, plant and equipment. The company's discontinued operations provided $59 million of cash, primarily tax benefits from the loss on sale of the laboratory workstations business and receipt of escrowed proceeds from the 2011 sale of Lancaster Laboratories.

The company's financing activities used $918 million of cash during 2012, principally for the repurchase of $1.15 billion of the company's common stock and to reduce commercial paper obligations by $849 million, offset in part by the issuance of $1.3 billion in senior notes (Note 9). The company's financing activities also included the repayment of $355 million of long-term debt and $254 million of proceeds from employee stock option exercises. In February 2012, the company initiated a quarterly cash dividend. Cash dividend payments totaled $142 million during 2012. On November 8, 2012, the Board of Directors authorized the repurchase of up to $1 billion of the company's common stock beginning January 1, 2013.

As of December 31, 2012, the company's short-term debt totaled $93 million, including $50 million of commercial paper obligations. The company has revolving credit facilities with a bank group that provide up to $2.0 billion of unsecured multi-currency revolving credit. The credit facilities include a $1 billion 5-year credit agreement, with the ability to request an additional $500 million, plus a $500 million 364-day credit agreement. If the company borrows under these facilities, it intends to leave undrawn an amount equivalent to outstanding commercial paper to provide a source of funds in the event that commercial paper markets are not available. As of December 31, 2012, no borrowings were outstanding under either facility, although available capacity was reduced by approximately $50 million as a result of outstanding letters of credit.

The company believes that its existing cash and short-term investments of $855 million as of December 31, 2012, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreements are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

2011

Cash provided by operating activities was $1.69 billion during 2011. Increases in accounts receivable and inventories used cash of $101 million and $29 million, respectively, primarily to support growth in sales. An increase in other assets used cash of $137 million primarily due to the timing of tax refunds. An increase in accounts payable provided cash of $34 million, primarily due to higher inventory purchases. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $69 million during 2011.

During 2011, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $5.69 billion for acquisitions and $261 million for purchases of property, plant and equipment. The company's continuing operations had cash proceeds from a divestiture of $14 million and

Liquidity and Capital Resources (continued)

the company's discontinued operations had net cash proceeds of $746 million, primarily from the sale of Athena and Lancaster.

The company's financing activities provided $3.55 billion of cash during 2011, principally $5.15 billion from the issuance of debt to fund acquisitions, offset in part by the repurchase of $1.34 billion of the company's common stock. Following issuance of a redemption notice for the remaining $329 million principal outstanding of the company's 3.25% Senior Subordinated Convertible Notes due 2024, all of the balance was converted or redeemed for a total cash outlay of $452 million. The company's financing activities in 2011 also included $158 million of proceeds from employee stock option exercises.

2010

Cash provided by operating activities was $1.50 billion during 2010. Increases in accounts receivable and inventories used cash of $71 million and $24 million, respectively, primarily to support growth in sales. Increases in other assets used cash of $78 million, primarily due to the timing of value added tax (VAT) refunds and prepaid expenses. Cash payments for income taxes totaled $370 million in 2010, compared with $330 million in 2009 due to an increase in taxable income. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $47 million during 2010.

During 2010, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $606 million for acquisitions and $245 million for purchases of property, plant and equipment.

The company's financing activities used $1.30 billion of cash during 2010, principally for the extinguishment of debt and repurchase of $1.01 billion of the company's common stock, offset in part by the net proceeds for the issuance of long-term debt of $741 million. The company used the net proceeds from the issuance of debt and existing cash balances to convert all of the $326 million principal outstanding on its Floating Rate Convertible Debentures due 2033 for a total cash outlay of $573 million and to redeem all of its $500 million outstanding 6 1/8% Senior Subordinated Notes at a redemption price of $1,030.63 per $1,000 principal amount for a total cash outlay of $515 million. The company's financing activities in 2010 also included $77 million of proceeds from employee stock option exercises.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2010 - 2012 except for letters of credit, bank guarantees, a build-to-suit lease arrangement entered in 2012, surety bonds and other guarantees disclosed in the table or discussed below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds and other guarantees, $35.6 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold. The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Liquidity and Capital Resources (continued)

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the company's contractual obligations and other commercial commitments as of December 31, 2012.

	Payments due by Period or Expiration of Commitment				
(In millions)	2013	2014 and 2015	2016 and 2017	2018 and Thereafter	Total
Contractual Obligations and Other Commercial Commitments					
Debt principal, including short-term debt (a)	$ 92.6	$ 1,409.6	$ 1,901.2	$ 3,700.5	$ 7,103.9
Interest	223.9	422.1	303.5	479.1	1,428.6
Capital lease obligations	0.5	0.4	—	—	0.9
Operating lease obligations	107.2	145.7	63.4	43.0	359.3
Unconditional purchase obligations (b)	248.8	25.8	—	—	274.6
Letters of credit and bank guarantees	88.0	9.0	0.7	11.9	109.6
Surety bonds and other guarantees	38.6	4.9	—	—	43.5
Pension obligations on balance sheet	28.1	61.8	70.7	247.6	408.2
Asset retirement obligations	4.7	8.1	6.2	9.3	28.3
Acquisition-related contingent consideration accrued on balance sheet	4.6	14.7	0.8	—	20.1
Other (c)	3.4	—	—	—	3.4
	$ 840.4	$ 2,102.1	$ 2,346.5	$ 4,491.4	$ 9,780.4

(a) Amounts represent the expected cash payments for debt and do not include any deferred issuance costs.
(b) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.
(c) Obligation represents funding commitments pursuant to investments held by the company.

Reserves for unrecognized tax benefits of $165 million have not been included in the above table due to the inability to predict the timing of tax audit resolutions.

The company has no material commitments for purchases of property, plant and equipment but expects that for 2013, such expenditures for its existing business will approximate $300 to $325 million.

A guarantee of residual value under a build-to-suit lease arrangement for a facility that will be leased upon completion of construction has not been included in the above table due to the inability to predict if and when the guarantee may require payment. Upon completion of construction in 2014, a five-year lease will commence with options to purchase the facility or renew the lease for up to three 5-year terms. The residual value guarantee becomes operative at the end of the lease for up to a maximum of $58 million.

Liquidity and Capital Resources (continued)

In disposing of assets or businesses, the company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste facilities, and unidentified tax liabilities and related legal fees. The company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, annual results of operations or cash flows.

The company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business – Environmental Matters for a discussion of these liabilities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risk from changes in interest rates and currency exchange rates, which could affect its future results of operations and financial condition. The company manages its exposure to these risks through its regular operating and financing activities. The company has periodically hedged interest rate risks of fixed-rate instruments with offsetting interest rate swaps. Additionally, the company uses short-term forward and option contracts primarily to hedge certain balance sheet and operational exposures resulting from changes in currency exchange rates. Such exposures result from purchases, sales, cash and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations. The currency-exchange contracts principally hedge transactions denominated in euro, British pounds sterling, Chinese yuan, Japanese yen, Swedish krona and Australian dollars. Income and losses arising from these derivative contracts are recognized as offsets to losses and income resulting from the underlying exposure being hedged. The company does not enter into speculative derivative agreements.

Interest Rates

The company is exposed to changes in interest rates while conducting normal business operations as a result of ongoing investing and financing activities, which affect the company's debt as well as cash and cash equivalents. As of December 31, 2012, the company's debt portfolio was comprised primarily of fixed rate borrowings. The fair market value of the company's fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The total estimated fair value of the company's debt at December 31, 2012 was $7.56 billion (see Note 12). Fair values were determined from available market prices using current interest rates and terms to maturity. If interest rates were to decrease by 100 basis points, the fair value of the company's debt at December 31, 2012 would increase by approximately $386 million. If interest rates were to increase by 100 basis points, the fair value of the company's debt at December 31, 2012 would decrease by approximately $363 million.

Currency Exchange Rates

The company views its investment in international subsidiaries with a functional currency other than the U.S. dollar as permanent. The company's investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of the company's international subsidiaries are principally denominated in euro, Swedish krona, British pounds sterling, Danish krone and Canadian dollars. The effect of a change in currency exchange rates on the company's net investment in international subsidiaries is reflected in the "accumulated other comprehensive items" component of shareholders' equity. A 10% depreciation in year-end 2012 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' equity of $757 million.

The fair value of forward currency-exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that the company would pay or receive upon termination of the contract, taking into account the change in currency exchange rates. A 10% depreciation in year-end 2012 non-functional currency exchange rates related to the company's contracts would result in an unrealized

Quantitative and Qualitative Disclosures About Market Risk (continued)

gain on forward currency-exchange contracts of $54 million. A 10% appreciation in year-end 2012 non-functional currency exchange rates related to the company's contracts would result in an increase in the unrealized loss on forward currency-exchange contracts of $54 million. The unrealized gains or losses on forward currency-exchange contracts resulting from changes in currency exchange rates are expected to approximately offset losses or gains on the exposures being hedged.

Certain of the company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in currency exchange rates. A 10% depreciation in the related year-end 2012 non-functional currency exchange rates applied to such cash balances would result in a negative impact of $14 million on the company's net income.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report. See Item 15 "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company's disclosure controls and procedures as of December 31, 2012, the company's chief executive officer and chief financial officer concluded that, as of such date, the company's disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2012, that have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The company's management, including the company's chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's management conducted an assessment of the effectiveness of the company's internal control over financial reporting as of

December 31, 2012 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the company's management concluded that, as of December 31, 2012, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2012, as stated in their report that appears on page F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to directors required by this Item will be contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year (2013 Definitive Proxy Statement) and is incorporated in this report by reference.

The information with respect to executive officers required by this Item is included in Item 1 of Part I of this report.

The other information required by this Item will be contained in our 2013 Definitive Proxy Statement and is incorporated in this report by reference.

Item 11. Executive Compensation

The information required by this Item will be contained in our 2013 Definitive Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our 2013 Definitive Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be contained in our 2013 Definitive Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our 2013 Definitive Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on page F-1 of this report):

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Comprehensive Income
Consolidated Statement of Cash Flows
Consolidated Statement of Shareholders' Equity
Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule (see Index on page F-1 of this report):

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

(b) Exhibits

See the Exhibit Index on page 52.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2013

THERMO FISHER SCIENTIFIC INC.

By: /s/ Marc N. Casper
Marc N. Casper
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of February 27, 2013.

Signature	Title
By: /s/ Marc N. Casper Marc N. Casper	President, Chief Executive Officer and Director (Principal Executive Officer)
By: /s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director
By: /s/ Peter M. Wilver Peter M. Wilver	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Peter E. Hornstra Peter E. Hornstra	Vice President and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ Nelson J. Chai Nelson J. Chai	Director
By: /s/ C. Martin Harris C. Martin Harris	Director
By: /s/ Tyler E. Jacks Tyler E. Jacks	Director
By: /s/ Judy C. Lewent Judy C. Lewent	Director
By: /s/ Thomas J. Lynch Thomas J. Lynch	Director
By: /s/ William G. Parrett William G. Parrett	Director
By: /s/ Lars R. Sorensen Lars R. Sorensen	Director
By: /s/ Scott M. Sperling Scott M. Sperling	Director
By: /s/ Elaine S. Ullian Elaine S. Ullian	Director

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of December 12, 2010, among Thermo Fisher Scientific Inc., Weston D Merger Co., and Dionex Corporation (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed December 16, 2010 [File No. 1-8002] and incorporated in this document by reference).
2.2	Sale and Purchase Agreement dated May 19, 2011 among Thermo Fisher Scientific Inc., CB Diagnostics Luxembourg S.À R.L, and certain funds managed and advised by Cinven Limited (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed May 24, 2011 [File No. 1-8002] and incorporated in this document by reference).
2.3	Amendment dated August 18, 2011, to Sale and Purchase Agreement dated May 19, 2011 among Thermo Fisher Scientific Inc., CB Diagnostics Luxembourg S.ÀR.L., and certain funds managed and advised by Cinven Limited (filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed August 24, 2011 [File No. 1-8002] and incorporated in this document by reference).
2.4	Amended and Restated Warranty Deed dated as of August 23, 2011 among Thermo Fisher Scientific Inc., Igenza Cin AB, the Michael Land Family Trust and the warrantors named as parties thereto (filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed August 24, 2011 [File No. 1-8002] and incorporated in this document by reference).
2.5	Agreement and Plan of Merger, dated July 15, 2012, by and among One Lambda, Inc., Thermo Fisher Scientific Inc., DKC Acquisition Corp. and Dr. Emiko Terasaki, as the transaction representative (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed July 18, 2012 [File No. 1-8002] and incorporated in this document by reference).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 [File No. 1-8002] and incorporated in this document by reference).
3.2	Amendment to Thermo Fisher Scientific Inc.'s Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
3.3	Bylaws of the Registrant, as amended and effective as of July 12, 2011 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed July 14, 2011 [File No. 1-8002] and incorporated in this document by reference).
	The Registrant agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission, upon request, a copy of each instrument with respect to long-term debt of the Registrant or its consolidated subsidiaries.
4.1	Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed September 16, 2005 [File No. 1-8002] and incorporated in this document by reference).
4.2	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Registrant's Registration Statement on Form 8-A/A filed May 12, 2006 [File No. 1-8002] and incorporated in this document by reference).
4.3	Indenture dated as of November 20, 2009 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K with the SEC on November 20, 2009 [File No. 1-8002] and incorporated in this document by reference).

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.4	First Supplemental Indenture dated as of November 20, 2009 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K with the SEC on November 20, 2009 [File No. 1-8002] and incorporated in this document by reference).
4.5	Second Supplemental Indenture dated as of April 27, 2010 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K with the SEC on April 27, 2010 [File No. 1-8002] and incorporated in this document by reference).
4.6	Third Supplemental Indenture dated as of February 22, 2011 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K with the SEC on February 22, 2011 [File No. 1-8002] and incorporated in this document by reference).
4.7	Fourth Supplemental Indenture dated as of August 16, 2011 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed August 16, 2011 [File No. 1-8002] and incorporated in this document by reference).
4.8	Fifth Supplemental Indenture dated as of August 22, 2012 between the Company and The Bank of New York Mellon Trust Company, N.A. (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed August 22, 2012 [File No. 1-8002] and incorporated in this document by reference).
10.1	Thermo Fisher Scientific Inc. Deferred Compensation Plan for Directors of the Registrant, as amended and restated on September 12, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.2	Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.21 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.3	Thermo Fisher Scientific Inc. 2008 Annual Incentive Award Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.4	Thermo Electron Corporation Deferred Compensation Plan, effective November 1, 2001 (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).*
10.5	Form of Amended and Restated Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).*
10.6	Executive Registry Program at the Massachusetts General Hospital (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference).*
10.7	Form of Executive Change in Control Retention Agreement for Officers (other than Marc Casper) dated May 15, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.8	Thermo Fisher Scientific Inc. Executive Severance Policy (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.9	Form of Thermo Fisher Scientific Inc. Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans, as amended and restated on November 9, 2006 to officers and directors of the Registrant (other than Marc Casper) (filed as Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.10	Summary of Thermo Fisher Scientific Inc. Annual Director Compensation.*
10.11	Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.12	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended for awards granted on or after November 9, 2006 (filed as Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.13	Summary of Annual Incentive Program of Thermo Electron Corporation (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 [File No. 1-8002] and incorporated in this document by reference).*
10.14	Summary of 2012 Annual Cash Incentive Plan Matters (set forth in Item 5.02 to the Registrant's Current Report on Form 8-K filed March 2, 2012 [File No. 1-8002] under the heading "Annual Cash Incentive Plans – Establishment of Criteria for 2012 Bonus" and incorporated in this document by reference).*
10.15	Form of Noncompetition Agreement between the Registrant and certain key employees and executive officers (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.16	Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.12 to Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, filed March 24, 1993 [File No. 1-10920] and incorporated in this document by reference).*
10.17	First Amendment to the Fisher Scientific International Inc. Retirement Plan for Non-Employee Directors (filed as Exhibit 10.04 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed May 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.18	Amendment to Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.02 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 7, 2006 [File No. 1-10920] and incorporated in this document by reference).*
10.19	Fisher Scientific International Inc. 2001 Equity and Incentive Plan, effective as of May 16, 2001 (filed as Annex I to Fisher Scientific International Inc.'s definitive proxy statement filed April 12, 2001 [File No. 1-10920] and incorporated in this document by reference).*
10.20	Form of Fisher Scientific International Inc. Non-Qualified Stock Option Award Agreement (Management Options — Fisher Scientific International Inc. 2001 Equity and Incentive Plan) (filed as Exhibit 10.1 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004 [File No. 1-10920] and incorporated in this document by reference).*
10.21	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, effective as of May 6, 2005 (filed as Exhibit A to Fisher Scientific International Inc.'s definitive proxy statement filed April 4, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.22	Form of 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed June 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.23	Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan, effective January 1, 2009 (filed as Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.24	Description of Amendments to certain Stock Option Plans made in February 2008 (filed as Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.25	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.78 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.26	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.79 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.27	Amendment dated February 27, 2008 to Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.80 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.28	Form of Thermo Fisher Scientific Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans to directors of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.29	Thermo Fisher Scientific Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.30	Stock Option Agreement dated May 15, 2008 between the Registrant and Marc Casper (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.31	Form of Executive Change in Control Retention Agreement for Officers (for officers appointed after February 26, 2009) (filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.32	Amendment No. 1 to Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.33	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.34	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.35	Time-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.36	Performance-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.37	2009 Restatement of Executive Severance Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.38	Executive Change In Control Retention Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.39	Noncompetition Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.40	Amendment No. 1 to Executive Severance Policy, dated February 25, 2010 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.41	Amendment No. 1 to 2009 Restatement of Executive Severance Agreement, dated February 25, 2010, between the Registrant and Marc N. Casper (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.42	Form of Thermo Fisher Scientific Inc.'s March 2010 Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 10, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.43	Form of Thermo Fisher Scientific Inc.'s March 2010 Performance Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 10, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.44	Amendment No. 2 to Executive Severance Policy, dated November 10, 2010 (filed as Exhibit 10.54 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.45	Amendment No. 2 to 2009 Restatement of Executive Severance Agreement, dated November 10, 2010, between the Registrant and Marc N. Casper (filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.46	Amendment No. 1 to Executive Change In Control Retention Agreement, dated November 10, 2010, between Marc N. Casper and the Registrant (filed as Exhibit 10.56 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.47	Amendment to 2008 Stock Incentive Plan dated November 10, 2010 (filed as Exhibit 10.57 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.48	Form of Thermo Fisher Scientific Inc.'s February 2011 Restricted Stock Unit Agreement (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.49	Form of Thermo Fisher Scientific Inc.'s February 2011 Stock Option Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*
10.50	Stock Option Agreement, between Marc Casper and the Registrant, dated February 23, 2011 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 24, 2011 [File No. 1-8002] and incorporated in this document by reference).*
10.51	Form of Thermo Fisher Scientific Inc.'s February 2011 Restricted Stock Unit Agreement for Directors (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2011 [File No. 1-8002] and incorporated in this document by reference).*
10.52	Performance Restricted Stock Unit Agreement between Thermo Fisher Scientific Inc. and Marc Casper, dated March 2, 2012 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 2, 2012 [File No. 1-8002] and incorporated in this document by reference).*
10.53	Form of Thermo Fisher Scientific Inc.'s March 2012 Performance Restricted Stock Unit Agreement for Band VII Officers (other than Marc Casper) (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed March 2, 2012 [File No. 1-8002] and incorporated in this document by reference).*
10.54	Restricted Stock Unit Agreement between Thermo Fisher Scientific Inc. and Marc Casper, dated March 2, 2012 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed March 2, 2012 [File No. 1-8002] and incorporated in this document by reference).*
10.55	Form of Thermo Fisher Scientific Inc.'s March 2012 Restricted Stock Unit Agreement for Band VII Officers (other than Marc Casper) (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed March 2, 2012 [File No. 1-8002] and incorporated in this document by reference).*
10.56	Credit Agreement, dated April 11, 2012, among the Company, certain Subsidiaries of the Company from time to time party thereto, Bank of America, N.A., and each lender from time to time party thereto (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed April 13, 2012 [File No. 1-8002] and incorporated in this document by reference).
10.57	364-Day Credit Agreement, dated April 11, 2012, among the Company, Bank of America, N.A., and each lender from time to time party thereto (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed April 13, 2012 [File No. 1-8002] and incorporated in this document by reference).
10.58	Form of Thermo Fisher Scientific Inc.'s February 2013 Performance Restricted Stock Unit Agreement (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*
10.59	Form of Thermo Fisher Scientific Inc.'s February 2013 Restricted Stock Unit Agreement (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*
10.60	Form of Thermo Fisher Scientific Inc.'s February 2013 Stock Option Agreement (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*
10.61	Performance Restricted Stock Unit Agreement between Thermo Fisher Scientific Inc. and Marc Casper, dated February 26, 2013 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*
10.62	Restricted Stock Unit Agreement between Thermo Fisher Scientific Inc. and Marc Casper, dated February 26, 2013 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.63	Stock Option Agreement between Thermo Fisher Scientific Inc. and Marc Casper, dated February 26, 2013 (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed February 27, 2013 [File No. 1-8002] and incorporated in this document by reference).*
21	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

*Indicates management contract or compensatory plan, contract or arrangement.

**Certification is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification is not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that the registrant specifically incorporates it by reference.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheet at December 31, 2012, and 2011, (ii) Consolidated Statement of Income for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010 (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010, (v) Consolidated Statement of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010 and (vi) Notes to Consolidated Financial Statements.

THIS PAGE INTENTIONALLY LEFT BLANK

THERMO FISHER SCIENTIFIC INC.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO FISHER SCIENTIFIC INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Thermo Fisher Scientific Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Thermo Fisher Scientific Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A of Thermo Fisher Scientific Inc.'s Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2013

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET

(In millions)	December 31, 2012	December 31, 2011
Assets		
Current Assets:		
Cash and cash equivalents	$ 851.0	$ 1,016.3
Short-term investments, at quoted market value (cost of $4.8 and $4.8)	4.3	4.3
Accounts receivable, less allowances of $55.5 and $65.8	1,804.9	1,763.7
Inventories	1,443.3	1,330.1
Deferred tax assets	182.0	157.8
Other current assets	549.3	549.7
	4,834.8	4,821.9
Property, Plant and Equipment, at Cost, Net	1,726.4	1,611.3
Acquisition-related Intangible Assets, Net	7,804.5	7,815.9
Other Assets	604.4	611.3
Goodwill	12,474.5	11,973.3
	$ 27,444.6	$ 26,833.7

CONSOLIDATED BALANCE SHEET (Continued)

(In millions except share amounts)	December 31, 2012	December 31, 2011
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 93.1	$ 1,272.8
Accounts payable	641.4	612.3
Accrued payroll and employee benefits	388.0	324.4
Deferred revenue	196.5	192.5
Other accrued expenses	774.3	711.1
	2,093.3	3,113.1
Deferred Income Taxes	2,047.2	2,229.3
Other Long-term Liabilities	808.2	698.0
Long-term Obligations	7,031.2	5,755.2
Commitments and Contingencies (Note 10)		
Shareholders' Equity:		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 1,200,000,000 shares authorized; 413,491,691 and 406,416,940 shares issued	413.5	406.4
Capital in excess of par value	10,501.1	10,152.0
Retained earnings	7,697.3	6,716.3
Treasury stock at cost, 56,047,926 and 35,033,919 shares	(2,996.8)	(1,837.1)
Accumulated other comprehensive items	(150.4)	(399.5)
	15,464.7	15,038.1
	$ 27,444.6	$ 26,833.7

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(In millions except per share amounts)	Year Ended December 31, 2012	December 31, 2011	December 31, 2010
Revenues			
Product revenues	$ 10,777.6	$ 9,896.6	$ 8,977.7
Service revenues	1,732.3	1,662.2	1,415.4
	12,509.9	11,558.8	10,393.1
Costs and Operating Expenses:			
Cost of product revenues	6,101.3	5,733.4	5,264.7
Cost of service revenues	1,113.1	1,031.4	866.9
Selling, general and administrative expenses	3,354.9	3,106.5	2,728.8
Research and development expenses	376.4	340.2	284.4
Restructuring and other costs, net	82.1	96.5	60.2
	11,027.8	10,308.0	9,205.0
Operating Income	1,482.1	1,250.8	1,188.1
Other Expense, Net	(212.7)	(118.0)	(100.4)
Income from Continuing Operations Before Income Taxes	1,269.4	1,132.8	1,087.7
Provision for Income Taxes	(11.0)	(109.4)	(101.6)
Income from Continuing Operations	1,258.4	1,023.4	986.1
(Loss) Income from Discontinued Operations (net of income tax (benefit) provision of $(10.8), $1.2 and $29.9)	(19.2)	1.7	47.0
(Loss) Gain on Disposal of Discontinued Operations, Net (net of income tax (benefit) provision of $(33.2), $190.3 and $1.5)	(61.3)	304.8	2.5
Net Income	$ 1,177.9	$ 1,329.9	$ 1,035.6
Earnings per Share from Continuing Operations			
Basic	$ 3.46	$ 2.69	$ 2.45
Diluted	$ 3.43	$ 2.66	$ 2.41
Earnings per Share			
Basic	$ 3.24	$ 3.49	$ 2.57
Diluted	$ 3.21	$ 3.46	$ 2.53
Weighted Average Shares			
Basic	363.8	380.8	403.3
Diluted	366.6	384.8	409.4
Cash Dividends Declared per Common Share	$ .54	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In millions)	Year Ended December 31, 2012	December 31, 2011	December 31, 2010
Comprehensive Income (Loss)			
Net Income	$ 1,177.9	$ 1,329.9	$ 1,035.6
Other Comprehensive Items:			
Currency translation adjustment	293.7	(340.8)	(27.2)
Unrealized gains on available-for-sale investments (net of tax provision of $0.1, $1.1 and $0.5)	0.7	3.6	1.0
Unrealized gains (losses) on hedging instruments (net of tax provision (benefit) of $2.0, $(21.7) and $0.1)	3.3	(35.4)	0.2
Pension and other postretirement benefit liability adjustments (net of tax benefit of $18.4, $36.9 and $9.7)	(48.6)	(70.5)	(22.4)
	249.1	(443.1)	(48.4)
	$ 1,427.0	$ 886.8	$ 987.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	Year Ended December 31, 2012	December 31, 2011	December 31, 2010
Operating Activities			
Net Income	$ 1,177.9	$ 1,329.9	$ 1,035.6
Loss (income) from discontinued operations	19.2	(1.7)	(47.0)
Loss (gain) on disposal of discontinued operations	61.3	(304.8)	(2.5)
Income from continuing operations	1,258.4	1,023.4	986.1
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	983.7	859.6	739.7
Change in deferred income taxes	(301.6)	(123.1)	(266.5)
Non-cash stock-based compensation	78.2	80.0	81.6
Non-cash charges for sale of inventories revalued at the date of acquisition	52.4	69.5	11.4
Tax benefits from stock-based compensation awards	(22.7)	(16.9)	(12.8)
Other non-cash expenses, net	53.8	49.5	72.8
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable	12.0	(101.2)	(70.8)
Inventories	(59.9)	(28.6)	(24.1)
Other assets	(100.3)	(136.8)	(78.0)
Accounts payable	10.0	33.8	(0.5)
Other liabilities	127.2	(7.3)	35.6
Contributions to retirement plans	(23.3)	(25.3)	(24.4)
Net cash provided by continuing operations	2,067.9	1,676.6	1,450.1
Net cash (used in) provided by discontinued operations	(28.4)	14.4	47.7
Net cash provided by operating activities	2,039.5	1,691.0	1,497.8
Investing Activities			
Acquisitions, net of cash acquired	(1,083.4)	(5,690.3)	(606.2)
Purchase of property, plant and equipment	(315.1)	(260.9)	(245.4)
Proceeds from sale of property, plant and equipment	12.8	8.2	10.2
Proceeds from sale of investments	1.9	19.5	9.0
Proceeds from sale of businesses, net of cash divested	—	13.8	—
Proceeds from derivative instruments related to Phadia acquisition	—	27.6	—
Other investing activities, net	(0.8)	(6.0)	(10.1)
Net cash used in continuing operations	(1,384.6)	(5,888.1)	(842.5)
Net cash provided by (used in) discontinued operations	58.8	745.9	(16.4)
Net cash used in investing activities	$ (1,325.8)	$ (5,142.2)	$ (858.9)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(In millions)	Year Ended December 31, 2012	December 31, 2011	December 31, 2010
Financing Activities			
Net proceeds from issuance of long-term debt	$ 1,282.1	$ 4,254.1	$ 741.4
(Decrease) increase in commercial paper, net	(849.3)	899.3	—
Settlement of convertible debt	—	(452.0)	(600.8)
Redemption and repayment of long-term obligations	(354.5)	(1.4)	(505.4)
Purchases of company common stock	(1,150.0)	(1,337.5)	(1,012.5)
Dividends paid	(142.2)	—	—
Net proceeds from issuance of company common stock	254.1	158.1	77.3
Tax benefits from stock-based compensation awards	22.7	16.9	12.8
Increase (decrease) in short-term notes payable	24.0	9.2	(7.9)
Other financing activities, net	(4.6)	3.9	—
Net cash (used in) provided by financing activities	(917.7)	3,550.6	(1,295.1)
Exchange Rate Effect on Cash	38.7	(0.2)	9.2
(Decrease) Increase in Cash and Cash Equivalents	(165.3)	99.2	(647.0)
Cash and Cash Equivalents at Beginning of Period	1,016.3	917.1	1,564.1
Cash and Cash Equivalents at End of Period	$ 851.0	$ 1,016.3	$ 917.1

See Note 13 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In millions)	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Items	Total Shareholders' Equity
	Shares	Amount			Shares	Amount		
Balance at December 31, 2009	423.9	$ 423.9	$ 11,140.7	$ 4,350.8	14.6	$ (576.5)	$ 92.0	$ 15,430.9
Retirement of treasury shares	(25.0)	(25.0)	(1,081.3)	—	(25.0)	1,106.3	—	—
Issuance of shares under employees' and directors' stock plans	2.9	2.9	80.5	—	0.1	(7.8)	—	75.6
Settlement of convertible debt	—	—	(216.1)	—	—	—	—	(216.1)
Stock-based compensation	—	—	83.1	—	—	—	—	83.1
Tax benefit related to employees' and directors' stock plans	—	—	10.9	—	—	—	—	10.9
Purchases of company common stock	—	—	—	—	20.7	(1,012.5)	—	(1,012.5)
Net income	—	—	—	1,035.6	—	—	—	1,035.6
Other comprehensive items	—	—	—	—	—	—	(48.4)	(48.4)
Other	—	—	1.9	—	—	—	—	1.9
Balance at December 31, 2010	401.8	$ 401.8	$ 10,019.7	$ 5,386.4	10.4	$ (490.5)	$ 43.6	$ 15,361.0
Issuance of shares under employees' and directors' stock plans	4.6	4.6	160.3	—	0.1	(9.1)	—	155.8
Settlement of convertible debt	—	—	(122.8)	—	—	—	—	(122.8)
Stock-based compensation	—	—	80.2	—	—	—	—	80.2
Tax benefit related to employees' and directors' stock plans	—	—	14.6	—	—	—	—	14.6
Purchases of company common stock	—	—	—	—	24.5	(1,337.5)	—	(1,337.5)
Net income	—	—	—	1,329.9	—	—	—	1,329.9
Other comprehensive items	—	—	—	—	—	—	(443.1)	(443.1)
Balance at December 31, 2011	406.4	$ 406.4	$ 10,152.0	$ 6,716.3	35.0	$ (1,837.1)	$ (399.5)	$ 15,038.1
Issuance of shares under employees' and directors' stock plans	7.1	7.1	254.7	—	0.2	(9.7)	—	252.1
Stock-based compensation	—	—	78.2	—	—	—	—	78.2
Tax benefit related to employees' and directors' stock plans	—	—	18.7	—	—	—	—	18.7
Purchases of company common stock	—	—	—	—	20.8	(1,150.0)	—	(1,150.0)
Dividends declared	—	—	—	(196.9)	—	—	—	(196.9)
Net income	—	—	—	1,177.9	—	—	—	1,177.9
Other comprehensive items	—	—	—	—	—	—	249.1	249.1
Other	—	—	(2.5)	—	—	—	—	(2.5)
Balance at December 31, 2012	413.5	$ 413.5	$ 10,501.1	$ 7,697.3	56.0	$ (2,996.8)	$ (150.4)	$ 15,464.7

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Thermo Fisher Scientific Inc. (the company) enables customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics. Markets served include pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings.

Principles of Consolidation

The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Presentation

The results of several businesses have been classified and presented as discontinued operations in the accompanying financial statements (Note 15). Prior period results have been adjusted to conform to this presentation. The discontinued operations have been excluded from the following notes unless they were material. In such instances, the amounts related to the discontinued operations have been separately disclosed.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectability is probable and title has passed, which typically occurs upon shipment or delivery or completion of services. If customer-specific acceptance criteria exist, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. When a portion of the customer's payment is not due until installation or other deliverable occurs, the company defers that portion of the revenue until completion of installation or transfer of the deliverable. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

The company recognizes revenue from the sale of software. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the software has occurred and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Service revenues represent the company's service offerings including clinical trial logistics, asset management, diagnostic testing, training, service contracts, and field service including related time and materials. Service revenues are recognized as the service is performed. Revenues for service contracts are recognized ratably over the contract period.

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. Account balances are charged off against the allowance when the company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

The company records shipping and handling charges billed to customers in net sales and records shipping and handling costs in cost of product revenues for all periods presented.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2012 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of standard product warranties, primarily from historical information, in cost of product revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows:

(In millions)	Year Ended December 31, 2012	Year Ended December 31, 2011
Beginning Balance	$ 42.2	$ 41.7
Provision charged to income	66.2	54.4
Usage	(59.3)	(55.1)
Acquisitions	—	3.0
Adjustments to previously provided warranties, net	0.1	(1.2)
Other, net	(0.5)	(0.6)
Ending Balance	$ 48.7	$ 42.2

Research and Development

The company conducts research and development activities to increase its depth of capabilities in technologies, software and services. Research and development costs include salaries and benefits, consultants, facilities related costs, material costs, depreciation and travel. Research and development costs are expensed as incurred.

Income Taxes

The company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return presuming the taxing authorities' full knowledge of the positions and all relevant facts, but without discounting for the time value of money (Note 7).

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed using the treasury stock method for the convertible obligations and the exercise of stock options, as well as their related income tax effects (Note 8).

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Investments

The company's marketable equity and debt securities that are part of its cash management activities are considered short-term investments in the accompanying balance sheet. Such securities principally represent available-for-sale investments. In addition, the company owns marketable equity securities that represent less than 20% ownership and for which the company does not have the ability to exert significant influence. Such investments are also considered available-for-sale. All available-for-sale securities are carried at fair market value, with the difference between cost and fair market value, net of related tax effects, recorded in the "accumulated other comprehensive items" component of shareholders' equity (Notes 11 and 12). Decreases in fair market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to fair market value through other expense, net, in the accompanying statement of income. Should a decrease in the fair market value of debt securities be deemed attributable to non-credit loss conditions, however, no impairment is recorded in the statement of income if the company has the ability and intent to hold the investment to maturity.

Other investments for which there are not readily determinable market values are accounted for under the cost method of accounting. The company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, which provides that they are recorded at the lower of cost or estimated net realizable value. At December 31, 2012 and 2011, the company had cost method investments with carrying amounts of $12.2 million and $11.9 million, respectively, which are included in other assets.

Inventories

Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out (FIFO) method with certain of the company's businesses utilizing the last-in, first-out (LIFO) method. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product or product line. In addition, the company has certain inventory that is subject to fluctuating market pricing. The company assesses the carrying value of this inventory based on a lower of cost or market analysis. The company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in cost of revenues in the accompanying statement of income. The components of inventories are as follows:

(In millions)	December 31, 2012	December 31, 2011
Raw Materials	$ 362.0	$ 335.2
Work in Process	149.7	129.3
Finished Goods	931.6	865.6
	$ 1,443.3	$ 1,330.1

The value of inventories maintained using the LIFO method was $190.6 million and $181.5 million at December 31, 2012 and 2011, respectively, which was below estimated replacement cost by $25.1 million and $22.5 million, respectively. The company recorded a reduction in cost of revenues as a result of the liquidation of LIFO inventories of $0.3 million, $0.2 million and $0.9 million in 2012, 2011 and 2010, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 40 years; machinery and equipment (including software), 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statement of income. Property, plant and equipment consists of the following:

(In millions)	December 31, 2012	December 31, 2011
Land	$ 216.6	$ 179.9
Buildings and Improvements	805.5	747.4
Machinery, Equipment and Leasehold Improvements	1,829.9	1,647.6
	2,852.0	2,574.9
Less: Accumulated Depreciation and Amortization	1,125.6	963.6
	$ 1,726.4	$ 1,611.3

Depreciation and amortization expense of property, plant and equipment including amortization of assets held under capital leases, was $236.1 million, $211.7 million and $185.0 million in 2012, 2011 and 2010, respectively.

Acquisition-related Intangible Assets

Acquisition-related intangible assets include the costs of acquired customer relationships, product technology, patents, tradenames and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. In addition, the company has tradenames and in-process research and development that have indefinite lives and which are not amortized. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate they may be impaired. Acquisition-related intangible assets are as follows:

	December 31, 2012			December 31, 2011		
(In millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Continuing Operations:						
Definite Lives:						
Customer relationships	$ 7,047.0	$ (2,617.6)	$ 4,429.4	$ 6,572.6	$ (2,146.5)	$ 4,426.1
Product technology	2,512.9	(958.6)	1,554.3	2,268.5	(726.7)	1,541.8
Tradenames	807.8	(330.5)	477.3	763.0	(264.9)	498.1
Patents	19.7	(19.2)	0.5	19.5	(18.5)	1.0
Other	15.7	(13.3)	2.4	13.6	(12.7)	0.9
	10,403.1	(3,939.2)	6,463.9	9,637.2	(3,169.3)	6,467.9
Indefinite Lives:						
Tradenames	1,326.9	—	1,326.9	1,326.9	—	1,326.9
In-process research and development	13.7	—	13.7	21.1	—	21.1
	1,340.6	—	1,340.6	1,348.0	—	1,348.0
	$ 11,743.7	$ (3,939.2)	$ 7,804.5	$ 10,985.2	$ (3,169.3)	$ 7,815.9

The estimated future amortization expense of acquisition-related intangible assets with definite lives is as follows:

(In millions)	
2013	$ 765.7
2014	742.2
2015	724.9
2016	687.0
2017	679.0
2018 and thereafter	2,865.1
	$ 6,463.9

Amortization of acquisition-related intangible assets in continuing operations was $747.6 million, $647.9 million and $554.7 million in 2012, 2011 and 2010, respectively and for discontinued operations was $4.2 million and $17.0 million in 2011 and 2010, respectively.

Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, insurance recovery receivables related to product liability matters, investments in joint ventures, cash surrender value of life insurance, deferred debt expense, cost-method investments, notes receivable, capitalized catalog costs, other assets and, in 2011, the long-term assets of discontinued operations.

The company owns 49% - 50% interests in two joint ventures and records its pro rata share of the joint ventures' results in other expense, net, in the accompanying statement of income, using the equity method of accounting. The joint ventures were formed to combine the company's capabilities with those of businesses contributed by the respective joint venture partners in the fields of integrated response technology services and disposable laboratory glass products. The results of the joint ventures were not material for any period presented. The company made purchases of products for resale from the glass products joint venture totaling $48.3 million, $45.1 million and $44.0 million in 2012, 2011 and 2010, respectively.

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows and peer market multiples. When an impairment is indicated, any excess of carrying value over the implied fair value of goodwill is recorded as an operating loss. The company completed annual tests for impairment at November 2, 2012 and November 4, 2011, and determined that goodwill was not impaired.

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Total
Balance at December 31, 2010	$ 1,849.5	$ 2,192.9	$ 4,938.5	$ 8,980.9
Acquisitions	1,316.9	1,828.8	18.4	3,164.1
Finalization of purchase price allocations for 2010 acquisitions	(4.4)	—	5.0	0.6
Sale of businesses	(0.1)	—	(9.9)	(10.0)
Currency translation	(7.7)	(150.1)	(1.9)	(159.7)
Other	(0.6)	(1.0)	(1.0)	(2.6)
Balance at December 31, 2011	3,153.6	3,870.6	4,949.1	11,973.3
Acquisitions	15.6	273.5	81.1	370.2
Finalization of purchase price allocations for 2011 acquisitions	(0.9)	(3.4)	—	(4.3)
Revision to goodwill allocable to discontinued operations	—	—	13.1	13.1
Currency translation	10.0	106.7	6.0	122.7
Other	18.2	(18.2)	(0.5)	(0.5)
Balance at December 31, 2012	$ 3,196.5	$ 4,229.2	$ 5,048.8	$ 12,474.5

Goodwill of the discontinued operations of $14.7 million at December 31, 2011, is included in other assets in the accompanying balance sheet. In 2012, the company reduced its earlier estimate of goodwill allocable to discontinued operations by $13.1 million, based on the actual selling price of the business.

Asset Retirement Obligations

The company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease as interest expense. At December 31, 2012 and 2011, the company had recorded asset retirement obligations of $28.3 million and $23.7 million, respectively.

Loss Contingencies

Accruals are recorded for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial estimates. Additionally, the company records receivables from third-party insurers up to the amount of the loss when recovery has been determined to be probable. Liabilities acquired in acquisitions have been recorded at their fair value and, as such, were discounted to their present value at the dates of acquisition.

Advertising

The company records advertising costs as expenses as incurred, except for certain direct-response advertising, which is capitalized and amortized on a straight-line basis over its expected period of future benefit, generally one to three years. The company has capitalized advertising costs of $1.9 million and $5.7 million at December 31, 2012 and 2011, respectively, included in other assets in the accompanying balance sheet. Direct-response advertising consists of external catalog production and mailing costs, and amortization begins on the date the catalogs are first mailed. Advertising expense, which includes amortization of capitalized direct-response advertising, as described above, was $39.5 million, $29.6 million and $27.2 million in 2012, 2011 and 2010, respectively. Included in advertising expense was catalog amortization of $5.6 million, $7.2 million and $6.8 million for 2012, 2011 and 2010, respectively.

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected in the "accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and in aggregate were net losses of $11.0 million, $1.0 million and $6.4 million in 2012, 2011 and 2010, respectively.

Derivative Contracts

The company is exposed to certain risks relating to its ongoing business operations including changes to interest rates, currency exchange rates and commodity prices. The company uses derivative instruments primarily to manage currency exchange and interest rate risks. The company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives that are not designated as hedges are recorded at fair value through earnings.

The company uses short-term forward and option currency-exchange contracts primarily to hedge certain balance sheet and operational exposures resulting from changes in currency exchange rates, predominantly intercompany loans and cash balances that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in euro, British pounds sterling, Chinese yuan, Japanese yen, Swedish krona and Australian dollars. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management. As of December 31, 2012, the company had no outstanding foreign exchange contracts that were hedging anticipated purchases or sales.

Cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2012 and 2011, the company had no outstanding derivative contracts that were accounted for as cash flow hedges.

Fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in earnings. During 2010 and 2011, in connection with new debt issuances, the company entered into interest rate swap arrangements. The company includes the gain or loss on the hedged items (fixed-rate debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps. All of the company's interest rate swap arrangements were terminated in 2011 (Note 9).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to assess potential impairment of assets, and in determining the ultimate loss from selling discontinued operations and abandoning leases at facilities being exited (Note 14). Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2013, the FASB issued new guidance which requires disclosure of information about significant reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. This guidance will be effective for the company in 2013. Adoption of this standard, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB modified existing rules to allow entities to use a qualitative approach to test indefinite-lived intangible asset for impairment. The revised standard allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. This guidance will be effective for the company in 2013. Adoption of this standard will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued new guidance which requires enhanced disclosures on offsetting amounts within the balance sheet, including disclosing gross and net information about instruments and transactions eligible for offset or subject to a master netting or similar agreement. The guidance is effective for the company beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, will not have an impact on the company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB modified existing rules to allow entities to use a qualitative approach to test goodwill for impairment. The revised guidance permits an entity to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This guidance was effective for the company on January 1, 2012. Adoption of this standard did not have an impact on the company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance pertaining to the presentation of comprehensive income. The new rule eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The standard is intended to provide a more consistent method of presenting non-owner transactions that affect the company's equity. Under the new guidance, an entity can present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new guidance was effective for the company on January 1, 2012 and did not have an impact on the company's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB amended existing rules covering fair value measurement and disclosure to clarify guidance and minimize differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The new guidance requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide a narrative description of the sensitivity of Level 3 measurements to changes in unobservable inputs. The guidance was effective for the company on January 1, 2012 and did not have an impact on the company's consolidated financial position, results of operations or cash flows.

Note 2. Acquisitions and Dispositions

2012 Acquisitions

In September 2012, the Specialty Diagnostics segment acquired One Lambda, a provider of transplant diagnostics, for approximately $885 million, net of cash acquired, including related real estate and subject to a post-closing adjustment, plus up to $25 million of additional contingent consideration based upon the achievement of specified operating results in the year following the acquisition. The company recorded $13 million as the fair value of contingent consideration at the acquisition date. The acquisition of One Lambda enhances the segment's presence in specialty *in vitro* diagnostics and adds new capabilities to the company's transplant-testing workflow. Revenues of One Lambda were $182 million in 2011. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $274 million was allocated to goodwill, all of which is tax deductible.

In May 2012, the Laboratory Products and Services segment acquired Doe & Ingalls Management, LLC, a North Carolina-based channel for specialty production chemicals and provider of customized supply-chain services to the life sciences and microelectronics industries, for $175 million plus up to $3 million of contingent consideration. The acquisition expands the segment's products and services that address the production market. Revenues of Doe & Ingalls totaled approximately $110 million in 2011. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $81 million was allocated to goodwill, $53 million of which is tax deductible.

In addition, in 2012, the Analytical Technologies segment acquired a manufacturer and supplier of radioactive isotope identifiers, x-ray and gamma-ray detectors and spectroscopy systems used to detect radioactive and other nuclear materials in security and environmental settings and a manufacturer of miniature NMR spectrometers. The Specialty Diagnostics segment acquired a business that holds proprietary technology for tests to diagnose pre-eclampsia and eclampsia. The aggregate consideration for these acquisitions was $25 million plus contingent consideration of up to $15 million.

The company made contingent purchase price and post closing adjustment payments totaling $6 million in 2012, for acquisitions completed prior to 2012. The contingent purchase price payments were contractually due to the sellers upon achievement of certain performance criteria at the acquired businesses.

2011 Acquisitions

In August 2011, the Specialty Diagnostics segment completed the acquisition of the Phadia group, a global leader in allergy and autoimmunity diagnostics, headquartered in Sweden, for a total purchase price of $3.54 billion, net of cash acquired, including the repayment of $2.14 billion of indebtedness owed by Phadia to the seller and third-party lenders. Phadia develops, manufactures and markets complete blood-test systems to support the clinical diagnosis and monitoring of allergy and autoimmune diseases. Phadia has been a pioneer in bringing new allergy diagnostic tests to market and is a global leader for *in vitro* allergy diagnostics and a European leader in autoimmunity diagnostics. Phadia's revenues in 2010 totaled €367 million (approximately $525 million based on exchange rates at the time of the acquisition agreement announcement). The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $1.81 billion was recorded as goodwill, substantially none of which is tax deductible.

In May 2011, the Analytical Technologies segment completed the acquisition of Dionex Corporation, a leading manufacturer and marketer of chromatography systems, for a total purchase price of $2.03 billion, net of cash acquired. Dionex, headquartered in Sunnyvale, California, is a global leader in the manufacturing and marketing of ion and liquid chromatography and sample preparation systems, consumables, and software for chemical analysis. Dionex systems are used worldwide in environmental analysis and by the life sciences, chemical, petrochemical, food and beverage, power generation, and electronics industries. Their expertise in applications and instrumentation helps analytical scientists to evaluate and develop pharmaceuticals, establish environmental regulations, and produce better industrial products. Revenues of Dionex totaled $420 million in its fiscal year ended June 30, 2010. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $1.32 billion was recorded as goodwill, substantially none of which is tax deductible.

In addition, in 2011, the Laboratory Products and Services segment acquired a U.S.-based manufacturer of clinical and diagnostic assays and platforms for rapid and sensitive protein biomarker analysis; a U.K.-based provider of single-use plastic products serving the microbiology, life sciences and clinical markets and certain operating assets of a Singapore-based distributor of laboratory equipment and consumables. The Specialty Diagnostics segment also acquired a provider of microbiology solutions, including blood culture identification and antibiotic susceptibility testing products with operations in both the U.S. and U.K. The aggregate consideration paid for these acquisitions was $97 million, net of cash acquired. Separately, the company's discontinued operations acquired a manufacturer of laboratory workstations and fume hoods for $8 million.

The company made contingent purchase price and post closing adjustment payments totaling $35 million in 2011, for acquisitions completed prior to 2011. The contingent purchase price payments were contractually due to the sellers upon achievement of certain performance criteria at the acquired businesses.

2010 Acquisitions

In February 2010, the Analytical Technologies segment acquired Ahura Scientific, Inc., a U.S.-based provider of handheld spectroscopy instruments that are used worldwide in the identification of chemicals for safety, security and pharmaceutical applications, for $147 million, net of cash acquired, plus up to $25 million of additional contingent consideration based upon the achievement of specified operating results in 2010, of which the company recorded $20 million as the fair value at the acquisition date and an additional $5 million as a charge to selling, general and administrative expense in December 2010. The $25 million was paid in early 2011. The acquisition expands the segment's portfolio of portable analytical devices. Revenues of Ahura Scientific totaled $45 million in 2009. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $110 million was allocated to goodwill, none of which is tax deductible.

In March 2010, the Analytical Technologies segment acquired Finnzymes, a Finland-based provider of integrated tools for molecular biology analysis, including reagents, instruments, consumables and kits, for $58 million, net of cash acquired. The acquisition expands the company's portfolio of reagents and other consumables for the molecular biology research and diagnostics markets. Finnzymes reported revenues of $20 million in 2009. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $25 million was allocated to goodwill, none of which is tax deductible.

In July 2010, the Analytical Technologies segment acquired Fermentas International Inc., a manufacturer and global distributor of enzymes, reagents and kits for molecular and cellular biology research, with principal operations in Lithuania, for $260 million, net of cash acquired. The acquisition expands the company's ability to provide complete workflows for genomics research. Fermentas reported revenues of approximately $55 million in 2009. The purchase price exceeded the fair value of the identifiable net assets and, accordingly, $117 million was allocated to goodwill, none of which is tax deductible.

In addition, in 2010, the Analytical Technologies segment acquired a developer of tunable diode-based spectroscopy systems; a provider of liquid chromatography and software solutions for proteomics analysis; a developer and manufacturer of miniature handheld near-infrared analyzers; a developer and manufacturer of low-frequency microwave moisture analyzers; a life sciences custom media developer; a developer and manufacturer of laboratory water purification systems, and an India-based distributor of scientific bulk elemental and other products. The Laboratory Products and Services segment acquired an Australian-based provider of laboratory chemicals, consumables and instruments. The aggregate consideration for these acquisitions was $146 million plus $3 million of contingent consideration, paid primarily in 2011.

The company made contingent purchase price payments totaling $5 million in 2010, for acquisitions completed prior to 2010.

The company's acquisitions have historically been made at prices above the fair value of the acquired identifiable assets, resulting in goodwill, due to expectations of the synergies that will be realized by combining the businesses. These synergies include the elimination of redundant facilities, functions and staffing; use of the company's existing commercial infrastructure to expand sales of the acquired businesses' products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of company products.

Acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Acquisition transaction costs are recorded in selling, general and administrative expenses. The net assets acquired have been recorded based on estimates of fair value and, for acquisitions completed within the past year, are subject to adjustment upon finalization of the valuation process. The company is not aware of any information that indicates the final valuations will differ materially from preliminary estimates.

The components of the purchase price and net assets acquired for 2012 acquisitions are as follows:

(In millions)	One Lambda	Doe & Ingalls	Other	Total
Purchase Price				
Cash paid	$ 878.8	$ 174.8	$ 25.4	$ 1,079.0
Purchase price payable	7.3	—	—	7.3
Fair value of contingent consideration	13.1	1.5	5.3	19.9
Cash acquired	(1.3)	—	—	(1.3)
	$ 897.9	$ 176.3	$ 30.7	$ 1,104.9
Net Assets Acquired				
Current assets	$ 110.1	$ 21.9	$ 2.2	$ 134.2
Property, plant and equipment	30.3	11.6	0.1	42.0
Intangible assets:				
Customer relationships	330.7	68.1	3.2	402.0
Product technology	172.5	1.1	13.9	187.5
Tradenames and other	17.2	16.8	—	34.0
Goodwill	273.5	81.1	15.6	370.2
Other assets	—	0.5	—	0.5
Liabilities assumed	(36.4)	(24.8)	(4.3)	(65.5)
	$ 897.9	$ 176.3	$ 30.7	$ 1,104.9

The weighted-average amortization periods for intangible assets acquired in 2012 are 13 years for customer relationships, 11 years for product technology and 13 years for tradenames and other. The weighted average amortization period for all intangible assets acquired in 2012 is 13 years.

The components of the purchase price and net assets acquired for 2011 acquisitions, as revised in 2012 for finalization of the valuation process are as follows:

(In millions)	Phadia	Dionex	Other	Total
Purchase Price				
Cash paid	$ 3,655.2	$ 2,140.8	$ 97.7	$ 5,893.7
Debt assumed	0.3	3.2	—	3.5
Purchase price payable	—	—	0.4	0.4
Fair value of contingent consideration	—	—	1.4	1.4
Cash acquired	(117.2)	(114.9)	(0.9)	(233.0)
	$ 3,538.3	$ 2,029.1	$ 98.6	$ 5,666.0
Net Assets Acquired				
Current assets	$ 328.1	$ 227.8	$ 25.0	$ 580.9
Property, plant and equipment	150.2	87.8	29.0	267.0
Intangible assets:				
Customer relationships	956.8	495.3	17.6	1,469.7
Product technology	696.3	350.2	20.0	1,066.5
In-process research and development	—	18.3	—	18.3
Tradenames and other	132.6	35.7	3.6	171.9
Goodwill	1,813.6	1,317.8	30.2	3,161.6
Other assets	67.9	3.1	1.2	72.2
Liabilities assumed	(607.2)	(506.9)	(28.0)	(1,142.1)
	$ 3,538.3	$ 2,029.1	$ 98.6	$ 5,666.0

The weighted-average amortization periods for intangible assets acquired in 2011 are 14 years for customer relationships, 11 years for product technology and 14 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 13 years.

The components of the purchase price and net assets acquired for 2010 acquisitions, as revised in 2011 for finalization of the valuation process are as follows:

(In millions)	Ahura Scientific	Finnzymes	Fermentas	Other	Total
Purchase Price					
Cash paid	$ 164.0	$ 59.0	$ 278.7	$ 150.6	$ 652.3
Debt assumed	0.6	—	3.6	1.1	5.3
Fair value of contingent consideration	19.6	—	—	3.9	23.5
Cash acquired	(17.8)	(0.7)	(21.9)	(5.4)	(45.8)
	$ 166.4	$ 58.3	$ 260.4	$ 150.2	$ 635.3
Net Assets Acquired					
Current assets	$ 22.3	$ 6.1	$ 23.3	$ 29.4	$ 81.1
Property, plant and equipment	3.3	3.4	9.6	4.1	20.4
Intangible assets:					
Customer relationships	46.1	16.1	67.9	40.6	170.7
Product technology	30.4	18.6	73.5	24.8	147.3
In-process research and development	—	—	—	4.4	4.4
Tradenames and other	0.4	0.1	5.3	4.4	10.2
Goodwill	109.9	24.8	117.2	62.5	314.4
Other assets	0.1	2.0	3.0	9.0	14.1
Liabilities assumed	(46.1)	(12.8)	(39.4)	(29.0)	(127.3)
	$ 166.4	$ 58.3	$ 260.4	$ 150.2	$ 635.3

The weighted-average amortization periods for intangible assets acquired in 2010 are 10 years for customer relationships, 9 years for product technology and 10 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 9 years.

Unaudited Pro Forma Information

The company acquired Dionex Corporation in May 2011, the Phadia group in August 2011 and One Lambda in September 2012. Had the acquisitions of Dionex and Phadia been completed as of the beginning of 2010, and the acquisition of One Lambda been completed as of the beginning of 2011, the company's pro forma results for 2012 and 2011 would have been as follows:

(In millions except per share amounts)	2012	2011
Revenues	$ 12,643.0	$ 12,292.1
Income from Continuing Operations	$ 1,338.5	$ 1,133.9
Net Income	$ 1,258.0	$ 1,440.3
Earnings per Share from Continuing Operations:		
Basic	$ 3.68	$ 2.98
Diluted	$ 3.65	$ 2.95
Earnings per Share:		
Basic	$ 3.46	$ 3.78
Diluted	$ 3.43	$ 3.74

Pro forma results include non-recurring pro forma adjustments that were directly attributable to the business combinations. The following non-recurring pro forma adjustments relating to charges recorded in 2012 have been assumed to have occurred in 2011 for pro forma purposes:

- Pre-tax increase in income of $16.1 million in 2012, relating to acquisition-related transaction costs incurred by the company and One Lambda.
- Pre-tax increase in income of $14.1 million in 2012, for the sale of One Lambda inventory revalued at the date of acquisition.

Additionally, the following non-recurring pro forma adjustments relating to charges recorded in 2011 have been assumed to have occurred in 2010 for pro forma purposes:

- Pre-tax increase in income of $21.2 million for 2011, relating to monetizing equity awards held by Dionex employees at the date of acquisition.
- Pre-tax increase in income of $32.4 million and $61.7 million in 2012 and 2011, respectively, for the sale of Dionex and Phadia inventories revalued at the date of acquisition.
- Pre-tax increase in income of $80.6 million in 2011, for acquisition-related transaction costs incurred by the company, Dionex and Phadia.

The company's results would not have been materially different from its pro forma results had the company's other 2012 and 2011 acquisitions occurred at the beginning of 2011 or 2010, respectively.

Dispositions

On October 22, 2012, the company sold its laboratory workstations business and on April 4, 2011, the company sold its Athena Diagnostics business and its Lancaster Laboratories business (See Note 15).

In May 2011, the company sold a manufacturer of heating equipment for $14 million and recorded a pre-tax loss on the sale of $3 million, included in restructuring and other costs, net. Operating results of the business were not material.

Note 3. Business Segment and Geographical Information

The company's continuing operations fall into three business segments as follows:

Analytical Technologies: provides a broad offering of instruments, reagents, consumables, software and services that are used for a range of applications in the laboratory, on the production line and in the field. These products and services are used by customers in pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory.

Specialty Diagnostics: provides a wide range of diagnostic test kits, reagents, culture media, instruments and associated products used to increase the speed and accuracy of diagnoses. These products are used primarily by customers in healthcare, clinical, pharmaceutical, industrial and food safety laboratories.

Laboratory Products and Services: provides virtually everything needed for the laboratory, including a combination of self-manufactured and sourced products and an extensive service offering. These products and services are used by customers in pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory.

The company's management evaluates segment operating performance based on operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

Business Segment Information

(In millions)	2012	2011	2010
Revenues			
Analytical Technologies	$ 4,123.7	$ 3,845.4	$ 3,238.2
Specialty Diagnostics	2,962.3	2,469.9	2,149.0
Laboratory Products and Services	5,990.0	5,762.9	5,473.0
Eliminations	(566.1)	(519.4)	(467.1)
Consolidated revenues	12,509.9	11,558.8	10,393.1
Segment Income			
Analytical Technologies (a)	772.7	720.0	550.1
Specialty Diagnostics (a)	761.2	598.4	487.9
Laboratory Products and Services (a)	846.0	810.9	781.2
Subtotal reportable segments (a)	2,379.9	2,129.3	1,819.2
Cost of revenues charges	(55.6)	(72.6)	(13.2)
Selling, general and administrative charges, net	(12.5)	(61.5)	(3.0)
Restructuring and other costs, net	(82.1)	(96.5)	(60.2)
Amortization of acquisition-related intangible assets	(747.6)	(647.9)	(554.7)
Consolidated operating income	1,482.1	1,250.8	1,188.1
Other expense, net (b)	(212.7)	(118.0)	(100.4)
Income from continuing operations before income taxes	$ 1,269.4	$ 1,132.8	$ 1,087.7
Depreciation			
Analytical Technologies	$ 65.3	$ 61.0	$ 54.6
Specialty Diagnostics	73.0	50.1	37.3
Laboratory Products and Services	97.8	100.6	93.1
Consolidated depreciation	$ 236.1	$ 211.7	$ 185.0

(a) Represents operating income before certain charges to cost of revenues and selling, general and administrative expenses; restructuring and other costs, net; and amortization of acquisition-related intangibles.

(b) The company does not allocate other expense, net to its segments.

(In millions)	2012	2011	2010
Total Assets			
Analytical Technologies	$ 5,854.7	$ 6,262.8	$ 4,266.4
Specialty Diagnostics	9,841.0	8,319.6	4,575.9
Laboratory Products and Services	11,097.3	10,713.9	10,768.1
Corporate/Other (c)	651.6	1,537.4	1,739.0
Consolidated total assets	$ 27,444.6	$ 26,833.7	$ 21,349.4
Capital Expenditures			
Analytical Technologies	$ 77.0	$ 71.3	$ 45.6
Specialty Diagnostics	97.6	63.2	51.0
Laboratory Products and Services	104.5	113.9	123.4
Corporate/Other	36.0	12.5	25.4
Consolidated capital expenditures	$ 315.1	$ 260.9	$ 245.4

(c) Corporate assets consist primarily of cash and cash equivalents, short-term investments, property and equipment at the company's corporate offices and assets of the discontinued operations.

Geographical Information

(In millions)	2012	2011	2010
Revenues (d)			
United States	$ 6,424.4	$ 6,023.9	$ 5,806.8
China	735.8	559.6	405.3
Germany	681.5	698.3	592.9
United Kingdom	507.1	472.3	409.6
Other	4,161.1	3,804.7	3,178.5
	$ 12,509.9	$ 11,558.8	$ 10,393.1
Long-lived Assets (e)			
United States	$ 862.4	$ 797.9	$ 708.5
United Kingdom	223.9	209.2	170.4
Germany	165.2	158.6	121.7
Other	474.9	445.6	319.3
	$ 1,726.4	$ 1,611.3	$ 1,319.9

(d) Revenues are attributed to countries based on customer location.

(e) Includes property, plant and equipment, net.

Note 4. Other Expense, Net

The components of other expense, net, in the accompanying statement of income are as follows:

(In millions)	2012	2011	2010
Interest Income	$ 25.2	$ 26.8	$ 12.4
Interest Expense	(241.6)	(175.3)	(84.7)
Other Items, Net	3.7	30.5	(28.1)
	$ (212.7)	$ (118.0)	$ (100.4)

Other Items, Net

In 2011, other items, net includes $28 million of gains on currency exchange contracts associated with the acquisition of Phadia and an $18 million gain on the sale of an equity investment accounted for under the cost method, offset in part by $10 million of fees associated with a short-term financing commitment to fund the Phadia acquisition.

During 2010, the company redeemed all of its outstanding 6 1/8% Senior Subordinated Notes due 2015. The company recorded a loss on the early extinguishment of debt of $17 million, principally as a result of this redemption. The company recorded $8 million of fees associated with short-term financing commitments for the purchase of Dionex.

Note 5. Stock-based Compensation Plans

The company has stock-based compensation plans for its key employees, directors and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock units, stock options or performance-based shares, as determined by the compensation committee of the company's Board of Directors or for certain non-officer grants, by the company's employee equity committee, which consists of its chief executive officer. Options granted under these plans generally vest over 3-5 years with terms of 7-10 years, assuming continued employment with certain exceptions. The company's practice is to grant options at fair market value. The company generally issues new shares of its common stock to satisfy option exercises. Grants of stock options and restricted stock on or after November 9, 2006, provide that in the event of both a change in control of the company and a qualifying termination of an option holder's employment, all options and service-based restricted stock awards held by the recipient become immediately vested (unless an employment or other agreement with the employee provides for different treatment).

Compensation cost is based on the grant-date fair value and is recognized ratably over the requisite vesting period or to the date based on qualifying retirement eligibility, if earlier.

The components of pre-tax stock-based compensation expense are as follows:

(In millions)	2012	2011	2010
Stock Option Awards	$ 39.3	$ 49.4	$ 48.6
Restricted Share/Unit Awards	38.9	30.6	33.0
Total Stock-based Compensation Expense	$ 78.2	$ 80.0	$ 81.6

Stock-based compensation expense is included in the accompanying statement of income as follows:

(In millions)	2012	2011	2010
Cost of Revenues	$ 5.4	$ 5.7	$ 5.8
Selling, General and Administrative Expenses	70.7	72.4	74.0
Research and Development Expenses	2.1	1.9	1.8
Total Stock-based Compensation Expense	$ 78.2	$ 80.0	$ 81.6

The company has elected to recognize any excess income tax benefits from stock option exercises in capital in excess of par value only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the company. The company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates. The company uses the incremental tax benefit approach for utilization of tax attributes. Tax benefits recognized in capital in excess of par value on the accompanying balance sheet were $18.7 million, $14.6 million and $10.9 million, respectively, in 2012, 2011 and 2010.

Stock Options

The fair value of most option grants is estimated using the Black-Scholes option pricing model. For option grants that require the achievement of both service and market conditions, a lattice model is used to estimate fair value. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the company's stock. Historical data on exercise patterns is the basis for estimating the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The expected annual dividend rate was calculated by dividing the company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of actual option forfeitures.

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

	2012	2011	2010
Expected Stock Price Volatility	34%	33%	32%
Risk Free Interest Rate	0.8%	1.7%	2.0%
Expected Life of Options (years)	4.5	4.1	4.1
Expected Annual Dividend	0.9%	0.0%	0.0%

The weighted average per share grant-date fair values of options granted during 2012, 2011 and 2010 were $15.36, $15.79 and $14.12, respectively. The total intrinsic value of options exercised during the same periods was

$125.4 million, $85.3 million and $48.1 million, respectively. The intrinsic value is the difference between the market value of the shares on the exercise date and the exercise price of the option.

A summary of option activity as of December 31, 2012 and changes during the three years then ended is presented below:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding at December 31, 2009	19.9	$ 39.39		
Granted	4.3	49.61		
Exercised	(2.4)	31.96		
Canceled / Expired	(0.8)	44.55		
Outstanding at December 31, 2010	21.0	42.15		
Granted	3.7	54.74		
Exercised	(4.1)	38.46		
Canceled / Expired	(1.0)	48.11		
Outstanding at December 31, 2011	19.6	45.00		
Granted	2.9	57.17		
Exercised	(6.4)	39.77		
Canceled / Expired	(0.8)	52.55		
Outstanding at December 31, 2012	15.3	49.07	4.2	
Vested and Unvested Expected to Vest at December 31, 2012	14.8	48.84	4.1	$ 220.6
Exercisable at December 31, 2012	8.0	44.58	3.0	$ 153.1

(a) Market price per share on December 31, 2012 was $63.78. The intrinsic value is zero for options with exercise prices above the market price.

As of December 31, 2012, there was $76 million of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized through 2016 with a weighted average amortization period of 2.3 years.

Restricted Share/Unit Awards

The company awards to a number of key employees restricted company common stock or restricted units that convert into an equivalent number of shares of common stock. The awards generally vest in annual installments over three to four years, assuming continued employment, with some exceptions. Vesting of the awards is contingent upon meeting certain service conditions and may also be contingent upon meeting certain performance and/or market conditions. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. Recipients of restricted shares have the right to vote such shares and receive cash dividends, whereas recipients of restricted units have no voting rights but are entitled to receive dividend equivalents. The fair value of service- and performance-based restricted share/unit awards is determined based on the number of shares/units granted and the market value of the company's shares on the grant date. For awards with market-based vesting conditions, the company uses a lattice model to estimate the grant-date fair value of the award.

A summary of the status of the company's restricted shares/units as of December 31, 2012 and changes during the three years then ended are presented below:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2009	1,671	$ 41.99
Granted	704	49.43
Vested	(499)	42.00
Forfeited	(92)	39.56
Unvested at December 31, 2010	1,784	45.05
Granted	572	54.96
Vested	(504)	42.14
Forfeited	(104)	48.03
Unvested at December 31, 2011	1,748	48.96
Granted	1,014	57.12
Vested	(520)	44.25
Forfeited	(191)	51.92
Unvested at December 31, 2012	2,051	53.91

The total fair value of shares vested during 2012, 2011 and 2010 was $23.0 million, $21.2 million and $21.0 million, respectively.

As of December 31, 2012, there was $56 million of total unrecognized compensation cost related to unvested restricted stock unit awards. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.0 years.

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Shares may be purchased under the program at 95% of the fair market value at the end of the purchase period and the shares purchased are not subject to a holding period. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. The company issued 151,000, 139,000 and 127,000 shares, respectively, of its common stock for the 2012, 2011 and 2010 plan years, which ended on December 31.

Note 6. Pension and Other Postretirement Benefit Plans

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings and other defined contribution plans cover the majority of the company's eligible U.S. and certain non-U.S. employees. Contributions to the plans are made by both the employee and the company. Company contributions are based on the level of employee contributions. Company contributions to these plans are based on formulas determined by the company. In 2012, 2011 and 2010, the company charged to expense $86.0 million, $79.4 million and $57.8 million, respectively, related to its defined contribution plans.

Defined Benefit Pension Plans

Employees of a number of the company's non-U.S. and certain U.S. subsidiaries participate in defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. The company also maintains postretirement healthcare programs at several acquired businesses where certain employees are eligible to participate. The costs of the postretirement healthcare programs are funded on a self-insured and insured-premium basis.

The company recognizes the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The company is required to recognize as a component of other comprehensive income, net of tax, the actuarial gains/losses and prior service costs/credits that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income is adjusted as these amounts are later recognized in income as components of net periodic benefit cost.

When a company with a pension plan is acquired, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as an asset. The recognition of a new liability or a new asset results in the elimination of (a) previously existing unrecognized net gain or loss and (b) unrecognized prior service cost or credits.

The company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2012, 2011 and 2010, the company made contributions of approximately $23.3 million, $25.3 million and $24.4 million, respectively. Contributions are estimated at between $60 and $70 million for 2013.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's domestic and non-U.S. pension plans:

(In millions)	Domestic Pension Benefits 2012	Domestic Pension Benefits 2011	Non-U.S. Pension Benefits 2012	Non-U.S. Pension Benefits 2011
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 452.2	$ 413.6	$ 709.2	$ 656.3
Business combinations	—	—	1.2	8.3
Service costs	—	—	11.8	13.7
Interest costs	19.8	21.3	30.7	32.1
Settlements and curtailments	—	—	(0.4)	(2.7)
Plan participants' contributions	—	—	3.4	3.5
Actuarial losses	25.8	37.9	79.7	26.0
Benefits paid	(22.9)	(20.6)	(24.8)	(21.3)
Currency translation and other	—	—	20.2	(6.7)
Benefit Obligation at End of Year	$ 474.9	$ 452.2	$ 831.0	$ 709.2
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ 344.3	$ 362.5	$ 524.2	$ 510.5
Business combinations	—	—	0.2	2.6
Actual return on plan assets	45.7	2.4	46.0	11.1
Employer contribution	—	—	21.4	23.5
Plan participants' contributions	—	—	3.4	3.5
Benefits paid	(22.9)	(20.6)	(24.8)	(21.3)
Currency translation and other	—	—	18.0	(5.7)
Fair Value of Plan Assets at End of Year	$ 367.1	$ 344.3	$ 588.4	$ 524.2
Funded Status	$ (107.8)	$ (107.9)	$ (242.6)	$ (185.0)
Accumulated Benefit Obligation	$ 474.9	$ 452.2	$ 788.7	$ 663.0
Amounts Recognized in Balance Sheet				
Non-current asset	$ —	$ —	$ 0.7	$ 0.8
Current liability	—	—	(4.4)	(4.1)
Non-current liability	(107.8)	(107.9)	(238.9)	(181.7)
Net amount recognized	$ (107.8)	$ (107.9)	$ (242.6)	$ (185.0)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	$ 177.4	$ 172.6	$ 142.8	$ 81.2
Prior service credits	—	—	(2.7)	(0.6)
Net amount recognized	$ 177.4	$ 172.6	$ 140.1	$ 80.6

The actuarial assumptions used to compute the funded status for the plans are based upon information available as of December 31, 2012 and 2011 and are as follows:

(In millions)	Domestic Pension Benefits		Non-U.S. Pension Benefits	
	2012	2011	2012	2011
Weighted Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	4.00%	4.50%	3.65%	4.37%
Average rate of increase in employee compensation	4.00%	4.00%	2.94%	3.08%

The actuarial assumptions used to compute the net periodic pension benefit cost (income) are based upon information available as of the beginning of the year, as presented in the following table:

(In millions)	Domestic Pension Benefits			Non-U.S. Pension Benefits		
	2012	2011	2010	2012	2011	2010
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)						
Discount rate	4.50%	5.25%	5.50%	4.37%	4.77%	5.37%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	3.23%	3.35%	3.24%
Expected long-term rate of return on assets	7.75%	7.75%	7.75%	5.17%	5.32%	5.59%

Prior to the November 2006 merger with Fisher Scientific International, Inc., Fisher maintained a supplemental non-qualified executive retirement program (SERP) for certain executives. Accrual of future benefits under the plan ceased following the merger. The following table provides a reconciliation of benefit obligations and plan assets of the company's SERP and other postretirement benefit plans:

(In millions)	SERP Benefits 2012	SERP Benefits 2011	Postretirement Benefits 2012	Postretirement Benefits 2011
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 13.9	$ 12.4	$ 38.9	$ 34.9
Service costs	—	—	0.7	0.6
Interest costs	0.6	0.6	1.8	1.9
Plan participants' contributions	—	—	1.3	1.4
Actuarial losses	1.1	1.4	1.6	3.2
Benefits paid	(0.5)	(0.5)	(2.7)	(2.7)
Currency translation and other	—	—	0.4	(0.4)
Benefit Obligation at End of Year	$ 15.1	$ 13.9	$ 42.0	$ 38.9
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —	$ —
Employer contribution	0.5	0.5	1.4	1.3
Plan participants' contributions	—	—	1.3	1.4
Benefits paid	(0.5)	(0.5)	(2.7)	(2.7)
Fair Value of Plan Assets at End of Year	$ —	$ —	$ —	$ —
Funded Status	$ (15.1)	$ (13.9)	$ (42.0)	$ (38.9)
Accumulated Benefit Obligation	$ 15.1	$ 13.9		
Amounts Recognized in Balance Sheet				
Current liability	$ (0.6)	$ (0.5)	$ (2.0)	$ (2.2)
Non-current liability	(14.5)	(13.4)	(40.0)	(36.7)
Net amount recognized	$ (15.1)	$ (13.9)	$ (42.0)	$ (38.9)
Amounts Recognized in Accumulated Other Comprehensive Loss (Income)				
Net actuarial loss	$ 2.8	$ 1.8	$ 4.6	$ 3.1
Prior service credits	—	—	(0.5)	(0.6)
Net amount recognized	$ 2.8	$ 1.8	$ 4.1	$ 2.5
Weighted Average Assumptions Used to Determine Benefit Obligations				
Discount rate	4.00%	4.50%	4.20%	4.88%
Average rate of increase in employee compensation	4.00%	4.00%	—	—
Initial healthcare cost trend rate			7.14%	7.21%
Ultimate healthcare cost trend rate			5.47%	5.51%

(In millions)	SERP Benefits			Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Weighted Average Assumptions Used to Determine the Net Benefit Cost						
Discount rate	4.50%	5.25%	5.50%	4.88%	5.44%	5.94%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	—	—	—

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached between 2018 and 2027.

The discount rate reflects the rate the company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations or, in certain instances, the company has used a hypothetical portfolio of high quality instruments with maturities that mirror the benefit obligation in order to accurately estimate the discount rate relevant to a particular plan.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The expected rate of compensation increase reflects the long-term average rate of salary increases and is based on historic salary increase experience and management's expectations of future salary increases.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2013 are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
Net Actuarial Loss	$ 5.0	$ 6.4	$ 0.1	$ 0.3
Net Prior Service Credit	—	(0.4)	—	(0.1)
	$ 5.0	$ 6.0	$ 0.1	$ 0.2

The projected benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with projected benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans	
	2012	2011
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$ 1,162.0	$ 1,165.6
Fair value of plan assets	795.7	858.0

The accumulated benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with accumulated benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans	
	2012	2011
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$ 1,120.2	$ 987.9
Fair value of plan assets	793.1	717.8

The company has other postretirement benefit plans discussed elsewhere in this note with an accumulated post-retirement benefit obligation of $42.0 million that is unfunded. These plans are excluded from the above table.

The measurement date used to determine benefit information is December 31 for all plan assets and benefit obligations.

The net periodic pension benefit cost (income) includes the following components for 2012, 2011 and 2010:

(In millions)	Domestic Pension Benefits			Non-U.S. Pension Benefits		
	2012	2011	2010	2012	2011	2010
Components of Net Benefit Cost (Income)						
Service cost-benefits earned	$ —	$ —	$ 0.3	$ 11.8	$ 13.7	$ 11.4
Interest cost on benefit obligation	19.8	21.3	21.1	30.7	32.1	30.7
Expected return on plan assets	(28.1)	(29.4)	(29.9)	(27.3)	(27.8)	(24.9)
Amortization of actuarial net loss	3.5	1.5	0.7	3.3	1.6	1.3
Amortization of prior service benefit	—	—	—	(0.1)	—	—
Settlement/curtailment loss	—	—	—	—	—	0.1
Special termination benefit	—	—	—	0.5	0.9	0.5
Net periodic benefit cost (income)	$ (4.8)	$ (6.6)	$ (7.8)	$ 18.9	$ 20.5	$ 19.1

The net periodic SERP and other postretirement benefit cost includes the following components for 2012, 2011 and 2010:

	SERP Benefits			Postretirement Benefits		
(In millions)	2012	2011	2010	2012	2011	2010
Components of Net Benefit Cost						
Service cost-benefits earned	$ —	$ —	$ —	$ 0.7	$ 0.6	$ 0.4
Interest cost on benefit obligation	0.6	0.6	0.6	1.8	1.9	1.8
Amortization of actuarial net loss (gain)	0.1	—	—	—	—	(0.2)
Amortization of prior service benefit	—	—	—	—	(0.1)	(0.1)
Settlement/curtailment gain	—	—	—	(0.1)	(0.1)	—
Net periodic benefit cost	$ 0.7	$ 0.6	$ 0.6	$ 2.4	$ 2.3	$ 1.9

Expected benefit payments are estimated using the same assumptions used in determining the company's benefit obligation at December 31, 2012. Benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, and changes in any of these factors could significantly affect these estimated future benefit payments. Estimated future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter, are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
2013	$ 24.2	$ 25.5	$ 0.6	$ 2.0
2014	24.7	26.6	1.8	2.1
2015	25.2	27.7	1.6	2.0
2016	25.7	30.9	0.6	2.1
2017	25.8	31.4	3.7	2.0
2018-2022	135.9	183.1	4.3	10.1

A change in the assumed healthcare cost trend rate by one percentage point effective January 2012 would change the accumulated postretirement benefit obligation as of December 31, 2012 and the 2012 aggregate of service and interest costs, as follows:

(In millions)	Increase	Decrease
One Percentage Point		
Effect on total of service and interest cost components	$ 0.5	$ (0.4)
Effect on postretirement healthcare benefit obligation	5.7	(4.4)

Domestic Pension Plan Assets

The company's overall objective is to manage the assets in a liability framework by investing in a portfolio of both return-seeking and liability-hedging assets, primarily through the use of institutional collective funds, to achieve long-term growth and to insulate the funded position from interest rate volatility. The strategic asset allocation uses a combination of risk controlled and index strategies in fixed income and global equities. The company also has a small portfolio (comprising less than 2% of invested assets) of private equity investments. The target allocations for the remaining investments are approximately 29% to funds investing in U.S. equities, including a sub-allocation of approximately 6% to real estate-related equities, approximately 20% to funds investing in international equities and approximately 49% to funds investing in fixed income securities. The portfolio maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's domestic plan assets at December 31, 2012 and 2011, by asset category are as follows:

(In millions)	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 105.1	$ —	$ 105.1	$ —
International equity funds	75.1	—	75.1	—
Fixed income funds	173.9	—	173.9	—
Private equity funds	6.6	—	—	6.6
Money market funds	6.4	—	6.4	—
Total Assets	$ 367.1	$ —	$ 360.5	$ 6.6

(In millions)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 112.5	$ —	$ 112.5	$ —
International equity funds	82.8	—	82.8	—
Fixed income funds	132.2	—	132.2	—
Private equity funds	9.1	—	—	9.1
Money market funds	7.7	—	7.7	—
Total Assets	$ 344.3	$ —	$ 335.2	$ 9.1

The tables above present the fair value of the company's plan assets in accordance with the fair value hierarchy (Note 12). Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the company's ability to redeem its investment either at the balance sheet date or within limited time restrictions. The fair value of the company's private equity investments, which are classified as level 3 investments, are based on valuations provided by the respective funds. The following table represents a rollforward of the fair value, as determined by level 3 inputs.

(In millions)		Private Equity Funds
Balance at December 31, 2010	$	13.0
Actual return on plan assets:		
Relating to assets held at reporting date		(2.2)
Relating to assets sold/distributed during period		3.7
Purchases, capital contributions, sales and settlements		(5.4)
Balance at December 31, 2011	$	9.1
Actual return on plan assets:		
Relating to assets held at reporting date		0.5
Relating to assets sold/distributed during period		3.4
Purchases, capital contributions, sales and settlements		(6.4)
Balance at December 31, 2012	$	6.6

The table below presents, as of December 31, 2012, the fair value measurements of investments in certain domestic plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 or 3 according to the fair value hierarchy:

(In millions)		Fair Value		Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category						
U.S. equity funds	$	105.1	$	—	At least monthly	No more than 3 days
International equity funds		75.1		—	At least monthly	No more than 3 days
Fixed income funds		173.9		—	At least monthly	No more than 3 days
Private equity funds		6.6		1.0	Restricted	Restricted
Money market funds		6.4		—	Daily	Daily
	$	367.1	$	1.0		

The domestic plan receives distributions from the private equity funds as those funds' assets are liquidated. The duration of the funds vary by investment with the longest ending in 2015.

Non-U.S. Pension Plan Assets

The company maintains specific plan assets for many of the individual pension plans outside the U.S. The investment strategy of each plan has been uniquely established based on the country specific standards and characteristics of the plans. Several of the plans have contracts with insurance companies whereby the market risks of the benefit obligations are borne by the insurance companies. When assets are held directly in investments, generally the objective is to invest in a portfolio of diversified assets with a variety of fund managers. The investments are substantially limited to funds investing in global equities and fixed income securities with the target asset allocations ranging from approximately 50% - 60% for equities and 40% - 50% for fixed income securities. Each plan maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's non-U.S. plan assets at December 31, 2012 and 2011, by asset category are as follows:

(In millions)	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity funds	$ 273.9	$ 52.6	$ 221.3	$ —
Fixed income funds	213.3	20.5	192.8	—
Insurance contracts	94.6	—	94.6	—
Cash / money market funds	6.6	6.4	0.2	—
Total Assets	$ 588.4	$ 79.5	$ 508.9	$ —

(In millions)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity funds	$ 232.8	$ 46.8	$ 186.0	$ —
Fixed income funds	200.1	20.3	179.8	—
Insurance contracts	86.8	—	86.8	—
Cash / money market funds	4.5	4.3	0.2	—
Total Assets	$ 524.2	$ 71.4	$ 452.8	$ —

The table below presents the fair value measurements of investments in certain non-U.S. plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 according to the fair value hierarchy:

(In millions)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Equity funds	$ 221.3	$ —	At least monthly	No more than 1 month
Fixed income funds	192.8	—	At least weekly	No more than 5 days
Insurance contracts	94.6	—	Not applicable	Not applicable
Money market funds	0.2	—	Daily	Daily
	$ 508.9	$ —		

Note 7. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

(In millions)	2012	2011	2010
U.S.	$ 908.5	$ 812.1	$ 710.3
Non-U.S.	360.9	320.7	377.4
	$ 1,269.4	$ 1,132.8	$ 1,087.7

The components of the provision for income taxes of continuing operations are as follows:

(In millions)	2012	2011	2010
Current Income Tax Provision			
Federal	$ 160.5	$ 149.7	$ 226.0
Non-U.S.	92.1	68.5	104.5
State	16.1	14.6	32.5
	268.7	232.8	363.0
Deferred Income Tax Provision (Benefit)			
Federal	$ (40.8)	$ (11.4)	$ (169.1)
Non-U.S.	(205.2)	(107.0)	(68.3)
State	(11.7)	(5.0)	(24.0)
	(257.7)	(123.4)	(261.4)
	$ 11.0	$ 109.4	$ 101.6

The income tax provision (benefit) included in the accompanying statement of income is as follows:

(In millions)	2012	2011	2010
Continuing Operations	$ 11.0	$ 109.4	$ 101.6
Discontinued Operations	(44.0)	191.5	31.4
	$ (33.0)	$ 300.9	$ 133.0

The company receives a tax deduction upon the exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $18.7 million and $14.6 million of such benefits that have been allocated to capital in excess of par value in 2012 and 2011, respectively.

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

(In millions)	2012	2011	2010
Provision for Income Taxes at Statutory Rate	$ 444.3	$ 396.5	$ 380.7
Increases (Decreases) Resulting From:			
Foreign rate differential	(319.5)	(279.6)	(156.0)
Impact of change in tax laws and apportionment on deferred taxes	(53.7)	11.7	(11.0)
Income tax credits	(52.1)	(24.8)	(79.5)
Manufacturing deduction	(27.3)	(27.0)	(31.5)
State income taxes, net of federal tax	(8.6)	0.3	2.8
Nondeductible expenses	8.1	17.5	5.8
Provision (reversal) of tax reserves, net	14.8	0.6	(6.4)
Tax return reassessments and settlements	—	3.0	(1.3)
Other, net	5.0	11.2	(2.0)
	$ 11.0	$ 109.4	$ 101.6

The impact of change in tax laws and apportionment on deferred taxes in 2012 includes $54.8 million of benefit from a tax rate reduction enacted in Sweden.

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In millions)	2012	2011
Deferred Tax Asset (Liability)		
Depreciation and amortization	$ (2,543.9)	$ (2,778.3)
Net operating loss and credit carryforwards	504.9	497.4
Reserves and accruals	116.0	132.0
Accrued compensation	210.0	206.4
Inventory basis difference	67.4	38.1
Available-for-sale investments	2.9	4.5
Non U.S. earnings expected to be repatriated	1.6	1.6
Other capitalized costs	35.6	45.1
Unrealized losses on hedging instruments	21.0	22.3
Other, net	44.4	46.4
	(1,540.1)	(1,784.5)
Less: Valuation allowance	113.7	141.9
	$ (1,653.8)	$ (1,926.4)

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. At December 31, 2012, all of the company's valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce income tax expense.

At December 31, 2012, the company had federal, state and non-U.S. net operating loss carryforwards of $141.7 million, $793.8 million and $1.35 billion, respectively. Use of the carryforwards is limited based on the future income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2013 through 2032.

Of the non-U.S. net operating loss carryforwards, $150.5 million expire in the years 2013 through 2031, and the remainder do not expire. The company also had $110.3 million of federal foreign tax credit carryforwards as of December 31, 2012, which expire in the years 2013 through 2022.

A provision has not been made for U.S. or additional non-U.S. taxes on $5.42 billion of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost. During 2009, the company changed its position regarding the undistributed earnings of a Japan subsidiary and a portion of the earnings of the subsidiary are no longer considered permanently reinvested. During 2010, the company repatriated part of those earnings and as a result, the company provided deferred U.S. income taxes of $14.0 million, offset by a U.S. foreign tax credit of $15.6 million, on the remaining undistributed earnings not considered permanently reinvested overseas.

Unrecognized Tax Benefits

As of December 31, 2012, the company had $164.8 million of unrecognized tax benefits which, if recognized, would reduce the effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)	2012	2011	2010
Balance at beginning of year	$ 120.3	$ 62.1	$ 76.2
Additions for tax positions of current year	20.5	43.2	1.3
Additions for tax positions of prior years	31.8	18.6	2.9
Reductions for tax positions of prior years	—	(2.1)	—
Closure of tax years	(7.8)	—	(7.8)
Settlements	—	(1.5)	(10.5)
	$ 164.8	$ 120.3	$ 62.1

During 2012, the company's liability for unrecognized tax benefits increased primarily due to additional tax benefits associated with foreign currency transactions and interest deductions. Of the total $165 million of liability, $24 million is classified as a current liability and the remainder is long-term.

During 2012, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a decrease in the liability for unrecognized tax benefits of $7.8 million, all of which reduced income tax expense.

During 2011, the company's liability for unrecognized tax benefits increased primarily due to additional unrecognized tax benefits associated with the liquidation of a U.S. subsidiary, utilization of capital loss carryforwards and acquisitions.

In 2011, the company settled the IRS audit of a refund claim relating to the 2000 and 2001 tax years which resulted in a $1.5 million decrease in the liability for unrecognized tax benefits. The company is also under audit by the IRS for the 2008 and 2009 tax years. It is likely that the examination phase of this audit will be completed within 12 months. There were no significant changes to the status of these examinations during 2012.

During 2010, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a decrease in the liability for unrecognized tax benefits of $7.8 million, all of which reduced income tax expense.

In 2010, the company settled a Swiss audit of one of its subsidiary's 2006 and 2007 tax years which resulted in a $8.5 million decrease in the liability for unrecognized tax benefits. The company also settled the IRS audit of its 2007 tax year and the IRS completed the examination phase of its 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher subsidiaries in 2010 which resulted in a $1.2 million decrease in the liability for unrecognized tax benefits. Completion of the audits of the 2006 tax year and the 2006 pre-acquisition tax years of certain Fisher subsidiaries is pending appeals at the IRS. In addition, the company settled various state income tax audits during 2010, which resulted in a $0.8 million decrease in the liability for unrecognized tax benefits.

The company classified interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of December 31, 2012 and 2011 was $10.9 million.

The company conducts business globally and, as a result, Thermo Fisher or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, the United Kingdom and the United States. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years before 2007.

Note 8. Earnings per Share

(In millions except per share amounts)	2012	2011	2010
Income from Continuing Operations	$ 1,258.4	$ 1,023.4	$ 986.1
(Loss) Income from Discontinued Operations	(19.2)	1.7	47.0
(Loss) Gain on Disposal of Discontinued Operations, Net	(61.3)	304.8	2.5
Net Income	1,177.9	1,329.9	1,035.6
Less: Income Allocable to Participating Securities	—	—	(0.2)
Net Income for Earnings per Share	$ 1,177.9	$ 1,329.9	$ 1,035.4
Basic Weighted Average Shares	363.8	380.8	403.3
Plus Effect of:			
Convertible debentures	—	0.6	2.9
Stock options and restricted units	2.8	3.4	3.2
Diluted Weighted Average Shares	366.6	384.8	409.4
Basic Earnings per Share:			
Continuing operations	$ 3.46	$ 2.69	$ 2.45
Discontinued operations	(.22)	.80	.12
	$ 3.24	$ 3.49	$ 2.57
Diluted Earnings per Share:			
Continuing operations	$ 3.43	$ 2.66	$ 2.41
Discontinued operations	(.22)	.80	.12
	$ 3.21	$ 3.46	$ 2.53

Options to purchase 7.2 million, 6.9 million and 8.1 million shares of common stock were not included in the computation of diluted earnings per share for 2012, 2011 and 2010, respectively, because their effect would have been antidilutive.

Note 9. Debt and Other Financing Arrangements

(In millions except per share amounts)	2012	2011
Commercial Paper	$ 50.0	$ 900.0
2.15% Senior Notes, Due 2012	—	350.0
2.05% Senior Notes, Due 2014 (effective interest rate 1.11%)	300.0	300.0
3.25% Senior Notes, Due 2014 (effective interest rate 1.53%)	400.0	400.0
3.20% Senior Notes, Due 2015 (effective interest rate 1.56%)	450.0	450.0
5.00% Senior Notes, Due 2015 (effective interest rate 5.14%)	250.0	250.0
3.20% Senior Notes, Due 2016 (effective interest rate 3.21%)	900.0	900.0
2.25% Senior Notes, Due 2016 (effective interest rate 2.29%)	1,000.0	1,000.0
1.85% Senior Notes, Due 2018 (effective interest rate 1.85%)	500.0	—
4.70% Senior Notes, Due 2020 (effective interest rate 4.70%)	300.0	300.0
4.50% Senior Notes, Due 2021 (effective interest rate 4.58%)	1,000.0	1,000.0
3.60% Senior Notes, Due 2021 (effective interest rate 4.29%)	1,100.0	1,100.0
3.15% Senior Notes, Due 2023 (effective interest rate 3.21%)	800.0	—
Other	54.8	35.0
Total Borrowings at Par Value	7,104.8	6,985.0
Fair Value Hedge Accounting Adjustments	33.8	55.0
Unamortized Discount	(14.3)	(12.0)
Total Borrowings at Carrying Value	7,124.3	7,028.0
Less: Short-term Obligations and Current Maturities	93.1	1,272.8
Long-term Obligations	$ 7,031.2	$ 5,755.2

The effective interest rates for the fixed-rate debt include the stated interest on the notes, the accretion of any discount and, if applicable, adjustments related to hedging, as discussed below.

The annual repayment requirements for debt obligations are as follows:

(In millions)	
2013	$ 93.1
2014	701.2
2015	708.8
2016	1,900.7
2017	0.5
2018 and thereafter	3,700.5
	$ 7,104.8

See Note 12 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $91.7 million and $917.1 million at year-end 2012 and 2011, respectively, of commercial paper, short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for short-term borrowings was 1.01% and 0.51% at December 31, 2012 and 2011, respectively. In addition to available borrowings under the company's revolving credit agreements, discussed below, the company had unused lines of credit of $57.9 million as of December 31, 2012. These unused lines of credit generally provide for short-term unsecured borrowings at various interest rates.

Credit Facilities

On April 11, 2012, the company terminated both of its prior revolving credit agreements and entered into new revolving credit facilities with a bank group that provide for up to $2.0 billion of unsecured multi-currency revolving credit. The new credit facilities include a $1 billion 5-year credit agreement, with the ability to request an additional $500 million, plus a $500 million 364-day credit agreement. The agreements call for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The agreements contain affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain a Consolidated Leverage Ratio of debt to EBITDA (as defined in the agreements) below 3.5 to 1.0. The credit agreements permit the company to use the facilities for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes. The 5-year credit agreement allows for the issuance of letters of credit, which reduces the amount available for borrowing. If the company borrows under these facilities, it intends to leave undrawn an amount equivalent to outstanding commercial paper ($50 million at December 31, 2012) to provide a source of funds in the event that commercial paper markets are not available. As of December 31, 2012, no borrowings were outstanding under either facility, although available capacity was reduced by approximately $50 million as a result of outstanding letters of credit.

Commercial Paper Program

In August 2011, the Company established a U.S. commercial paper program pursuant to which it may issue and sell unsecured, short-term promissory notes (CP Notes). Maturities may not exceed 397 days from the date of issue and the CP Notes rank pari passu with all of the company's other unsecured and unsubordinated indebtedness. CP Notes are issued on a private placement basis under customary terms in the commercial paper market and are not redeemable prior to maturity nor subject to voluntary prepayment. CP Notes are issued at a discount from par, or, alternatively, are sold at par and bear varying interest rates on a fixed or floating basis. As of December 31, 2012, outstanding borrowings under this program were $50 million, with a weighted average remaining period to maturity of 10 days. The weighted average interest rate on the outstanding CP Notes as of December 31, 2012 was 0.44%.

Senior Notes

Interest on each of the senior notes is payable semi-annually. Each of the notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants under the indentures governing the senior notes, the most restrictive of which limits the ability of the company to pledge principal properties as security under borrowing arrangements.

Termination of Interest Rate Swap Arrangements

In August 2011, the company terminated its fixed to floating rate swap arrangements on its 2.15% Senior Notes due 2012, 2.05% Senior Notes due 2014, 3.25% Senior Notes due 2014 and 3.20% Senior Notes due 2015. These swap arrangements were accounted for as fair value hedges. As a result of terminating these arrangements, the company received $63 million (excluding accrued interest) in cash. The proceeds were recorded as part of the carrying value of the underlying debt, which will be amortized as a reduction of interest expense over the remaining terms of the respective debt instruments.

Cash Flow Hedge Arrangements

In 2005, prior to issuing the 5% Senior Notes due 2015, the company entered into forward starting pay fixed swap agreements with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the swaps hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on $250 million of principal amount of the 10-year fixed-rate debt issue (or any subsequent refinancing of such debt). The unfavorable change in the fair value of the hedge upon termination was $2.0 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2015.

In 2011, prior to issuing the 3.60% Senior Notes due 2021, the company entered into hedging agreements (treasury locks) with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the agreements hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on a significant portion of principal amount of the 10-year fixed rate debt issue (or subsequent financings of such debt). The company paid $59 million at the termination of this agreement. The unfavorable change in the fair value of the hedge upon termination was $37 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2021.

3.25% Senior Subordinated Convertible Notes due 2024

During the first quarter of 2011 following issuance of a redemption notice by the company, holders of the company's 3.25% Senior Subordinated Convertible Notes due 2024 exercised conversion rights for substantially all of the remaining $329 million principal outstanding. The balance not converted by holders was redeemed by the company. The company paid the principal and the premium due upon conversion/redemption in cash for a total outlay of $452 million. The premium was charged to capital in excess of par value when paid.

Floating Rate Senior Convertible Debentures due 2033

During 2010, following issuance of a redemption notice by the company, holders of the company's Floating Rate Convertible Senior Debentures due 2033 exercised conversion rights for the remaining $326 million in par value. The company paid the principal and the premium due upon conversion in cash for a total outlay of $573 million. The premium was charged to capital in excess of par value when paid.

6 1/8% Senior Subordinated Notes due 2015

The 6 1/8% Senior Subordinated Notes due 2015 were redeemed in 2010 for a total cash outlay of $515 million plus accrued interest. The company recorded a loss of $15 million in 2010 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

2.50% Senior Convertible Notes due 2023

During 2010, the company purchased all of the remaining $13 million aggregate principal amount of the 2.50% Senior Convertible Notes due 2023 for an aggregate of $28 million. The premium was charged to capital in excess of par value when paid.

Note 10. Commitments and Contingencies

Operating Leases

The company leases certain logistics, office, and manufacturing facilities. Income from continuing operations includes expense from operating leases of $125.5 million, $125.3 million and $128.6 million in 2012, 2011 and 2010, respectively. The following is a summary of annual future minimum lease and rental commitments under noncancelable operating leases as of December 31, 2012:

(In millions)		
2013	$	107.2
2014		83.2
2015		62.5
2016		37.1
2017		26.3
Thereafter		43.0
	$	359.3

Purchase Obligations

The company has entered into unconditional purchase obligations, in the ordinary course of business, that include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty. The aggregate amount of the company's unconditional purchase obligations totaled $274.6 million at December 31, 2012 and the majority of these obligations are expected to be settled during 2013.

Letters of Credit, Guarantees and Other Commitments

Outstanding letters of credit and bank guarantees totaled $109.6 million at December 31, 2012. Substantially all of these letters of credit and guarantees expire before 2020.

Outstanding surety bonds and other guarantees totaled $43.5 million at December 31, 2012. The expiration of these bonds and guarantees ranges through 2015.

The letters of credit, bank guarantees and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required. The outstanding letters of credit, bank guarantees and surety bonds disclosed above include $35.6 million for businesses that have been sold.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third-party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its obligations under the transferred contract, the company could be liable to the third-party for such obligations. However, in such event, the company would be entitled to seek indemnification from the buyer.

The company has funding commitments totaling $3.4 million at December 31, 2012, related to investments it owns.

In 2012, the company entered into an off-balance sheet build-to-suit financing arrangement with a financial institution to fund construction of an operating facility in the U.S. Upon completion of construction in 2014, a five-year lease will commence with options to purchase the facility or renew the lease for up to three 5-year terms. The company has agreed with the lessor to comply with certain financial covenants consistent with its other debt arrangements (Note 9). and has guaranteed the facility's residual value at the end of the lease, up to a maximum of $58 million.

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third-party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third-party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

There are various lawsuits and claims pending against the company involving product liability, contract, commercial and other issues. In view of the company's financial condition and the accruals established for these matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows.

The company establishes a liability that is an estimate of amounts needed to pay damages in the future for events that have already occurred. The accrued liabilities are based on management's judgment as to the probability of losses for asserted and unasserted claims and, where applicable, actuarially determined estimates. The reserve estimates are adjusted as additional information becomes known or payments are made.

The company accrues the most likely amount or at least the minimum of the range of probable loss when a range of probable loss can be estimated. The range of probable loss for product liability, workers compensation and other personal injury matters of the company's continuing operations at December 31, 2012, was approximately $215 million to $311 million on an undiscounted basis. The portion of these liabilities assumed in the 2006 merger with Fisher was recorded at its fair (present) value at the date of merger. The company's reserve for these matters in total, including the discounted liabilities, was $166 million at December 31, 2012 (or $216 million undiscounted). The reserve includes estimated defense costs and is gross of estimated amounts due from insurers of $91 million at December 31, 2012 (or $122 million undiscounted). The portion of these insurance assets assumed in the merger with Fisher was also recorded at its fair value at the date of merger. In addition to the above reserves, as of December 31, 2012, the company had product liability reserves of $9 million (undiscounted) relating to divested businesses.

The assets and liabilities assumed at the acquisition date were ascribed a fair value based on the present value of expected future cash flows, using a discount rate equivalent to the risk free rate of interest for monetary assets with comparable maturities (weighted average discount rate of 4.67%). The discount on the liabilities of approximately $50 million and the discount on the assets of approximately $31 million (net discount $19 million) are being accreted to interest expense over the expected settlement period.

Although the company believes that the amounts reserved and estimated recoveries are probable and appropriate based on available information, including actuarial studies of loss estimates, the process of estimating losses and insurance recoveries involves a considerable degree of judgment by management and the ultimate amounts could vary materially. Insurance contracts do not relieve the company of its primary obligation with respect to any losses incurred. The collectability of amounts due from its insurers is subject to the solvency and willingness of the insurer to pay, as well as the legal sufficiency of the insurance claims. Management monitors the financial condition and ratings of its insurers on an ongoing basis.

The company is currently involved in various stages of investigation and remediation related to environmental matters. The company cannot predict all potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the company's responsibility. Expenses for environmental remediation matters related to the costs of permit requirements and installing, operating and maintaining groundwater-treatment systems and other remedial activities related to historical environmental contamination at the company's domestic and international facilities were not material in any period presented. The company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge of and experience with these environmental matters. The company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites.

Having assumed environmental liabilities in the merger with Fisher, the company was required to discount the estimate of loss to fair (present) value. This fair value was ascribed by using a discount rate of 4.73%, which was the risk free interest rate for monetary assets with maturities comparable to that of the environmental liability. The remaining discount of $6 million is being accreted by charges to interest expense over the estimated maturity period of 30 years. At December 31, 2012 and 2011, the company's total environmental liability was approximately $23 million and $22 million, respectively.

Management believes that its reserves for environmental matters are adequate for the remediation costs the company expects to incur. As a result, the company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the company's financial position, results of operations or cash flows. However, the company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the company's operations, which could have a material adverse effect on the company's financial position, results of operations or cash flows. Although these environmental remediation liabilities do not include third-party recoveries, the company may be able to bring indemnification claims against third parties for liabilities relating to certain sites.

Note 11. Comprehensive Income and Shareholders' Equity

Comprehensive Income

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet.

Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In millions)	December 31, 2012	December 31, 2011
Cumulative Translation Adjustment	$ 87.4	$ (206.3)
Net Unrealized Gain on Available-for-sale Investments, Net of Tax	7.7	7.0
Net Unrealized Losses on Hedging Instruments, Net of Tax	(32.9)	(36.2)
Pension and Other Postretirement Benefit Liability Adjustments, Net of Tax	(212.6)	(164.0)
	$ (150.4)	$ (399.5)

The gains and losses on available-for-sale investments reclassified from accumulated other comprehensive items to net income were nominal in 2012, 2011 and 2010.

The unrealized losses on hedging instruments relate to the company's 5% Senior Notes due 2015 and 3.60% Senior Notes due 2021 (see Note 9). The losses are being amortized as an increase in interest expense over the term of the related debt. The after-tax charges recognized in net income were $3.3 million, $1.3 million and $0.2 million, respectively, in 2012, 2011 and 2010.

The after-tax pension and other postretirement benefit liability adjustments recognized in net income in 2012, 2011 and 2010 were $4.4 million, $1.9 million and $1.2 million, respectively.

Shareholders' Equity

At December 31, 2012, the company had reserved 31,713,756 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one hundred-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $200 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, units of preferred stock, cash, property or other securities of the company) which equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

At any time until the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on September 29, 2015, unless earlier redeemed or exchanged.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

The company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2012. The company's financial assets and liabilities carried at fair value are primarily comprised of investments in money market funds, mutual funds holding publicly traded securities, derivative contracts used to hedge the company's currency and interest rate risks and other investments in unit trusts and insurance contracts held as assets to satisfy outstanding retirement liabilities.

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

(In millions)	December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 73.6	$ 73.6	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	36.6	36.6	—	—
Insurance contracts	62.5	—	62.5	—
Auction rate securities	4.3	—	—	4.3
Derivative contracts	1.6	—	1.6	—
Total Assets	$ 178.6	$ 110.2	$ 64.1	$ 4.3
Liabilities				
Derivative contracts	$ 0.8	$ —	$ 0.8	$ —
Contingent consideration	20.1	—	—	20.1
Total Liabilities	$ 20.9	$ —	$ 0.8	$ 20.1

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(In millions)	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 377.1	$ 377.1	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	35.6	35.6	—	—
Insurance contracts	56.7	—	56.7	—
Auction rate securities	4.3	—	—	4.3
Derivative contracts	0.9	—	0.9	—
Total Assets	$ 474.6	$ 412.7	$ 57.6	$ 4.3
Liabilities				
Derivative contracts	$ 1.2	$ —	$ 1.2	$ —
Contingent consideration	1.7	—	—	1.7
Total Liabilities	$ 2.9	$ —	$ 1.2	$ 1.7

Available-for-sale investments are carried at fair value and are included in the tables above. The aggregate market value, cost basis and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

(In millions)	Market Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses
2012				
Mutual Fund and Unit Trust Investments	$ 36.6	$ 25.4	$ 11.2	$ —
Auction Rate Securities	4.3	4.8	—	0.5
	$ 40.9	$ 30.2	$ 11.2	$ 0.5
2011				
Mutual Fund and Unit Trust Investments	$ 35.6	$ 25.2	$ 10.4	$ —
Auction Rate Securities	4.3	4.8	—	0.5
	$ 39.9	$ 30.0	$ 10.4	$ 0.5

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gross realized gains and gross realized losses on the sale of available-for-sale investments were nominal in 2012, 2011 and 2010.

The company determines the fair value of its insurance contracts by obtaining the cash surrender value of the contracts from the issuer. The fair value of derivative contracts is the estimated amount that the company would receive/pay upon liquidation of the contracts, taking into account the change in currency exchange rates. The company determines the fair value of the auction rate securities by obtaining indications of value from brokers/dealers. The company determines the fair value of acquisition-related contingent consideration based on assessment of the probability that the company would be required to make such future payment. Changes to the fair value of contingent consideration are recorded in selling, general and administrative expense. The following tables provide a rollforward of the fair value, as determined by Level 3 inputs, of the auction rate securities and contingent consideration.

(In millions)	2012	2011
Auction Rate Securities		
Beginning Balance	$ 4.3	$ 4.6
Sale of securities	—	(0.6)
Total unrealized gains included in other comprehensive income	—	0.3
Ending Balance	$ 4.3	$ 4.3

The company has the ability and intent to hold the auction rate securities to maturity unless they are redeemed earlier by the issuer.

(In millions)	2012	2011
Contingent Consideration		
Beginning Balance	$ 1.7	$ 28.7
Additions	19.9	1.4
Payments	(1.0)	(27.3)
Change in fair value included in earnings	(0.5)	(1.2)
Currency translation	—	0.1
Ending Balance	$ 20.1	$ 1.7

The notional amounts of derivative contracts outstanding, consisting of foreign currency exchange contracts, totaled $719 million and $449 million at December 31, 2012 and December 31, 2011, respectively.

The following tables present the fair value of derivative instruments in the consolidated balance sheet and statement of income.

	Fair Value – Assets		Fair Value – Liabilities	
(In millions)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivatives Not Designated as Hedging Instruments				
Foreign currency exchange contracts (a)	$ 1.6	$ 0.9	$ 0.8	$ 1.2

(a) The fair value of the foreign currency exchange contracts is included in the consolidated balance sheet under the captions other current assets or other accrued expenses.

	Gain (Loss) Recognized	
(In millions)	2012	2011
Derivatives Designated as Fair Value Hedges		
Interest rate swaps	$ —	$ 16.5
Derivatives Not Designated as Fair Value Hedges		
Foreign currency exchange contracts		
Included in cost of revenues	3.0	—
Included in other expense, net	(10.4)	47.2

Gains and losses recognized on interest rate swap and foreign currency exchange contracts are included in the consolidated statement of income together with the corresponding, offsetting losses and gains on the underlying hedged transactions except for the exchange rate hedges entered in anticipation of completing the 2011 acquisition of Phadia (discussed below). The gains on these contracts had no underlying offset in the company's income statement.

On May 19, 2011, in connection with the planned acquisition of Phadia, the company entered into several foreign currency forward contracts to partly mitigate the currency exchange risk associated with the payment of the euro-denominated purchase price and the repayment of multi-currency debt on the Phadia books. The currencies purchased included the euro, Swedish krona and Japanese yen, with the aggregate notional amount totaling $2.34 billion. These currency forward contracts were not able to be designated as hedging instruments and therefore the change in the derivative fair value was marked to market through income/expense, resulting in a $28 million gain included in other expense, net, during 2011.

Fair Value of Other Financial Instruments

The carrying amount and fair value of the company's notes receivable and debt obligations are as follows:

(In millions)	December 31, 2012 Carrying Value	December 31, 2012 Fair Value	December 31, 2011 Carrying Value	December 31, 2011 Fair Value
Notes Receivable	$ 4.7	$ 4.7	$ 6.5	$ 6.5
Debt Obligations:				
Senior notes	7,019.5	7,455.2	6,093.0	6,454.6
Commercial paper	50.0	50.0	900.0	900.0
Other	54.8	54.8	35.0	35.0
	$ 7,124.3	$ 7,560.0	$ 7,028.0	$ 7,389.6

The fair value of debt obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective period ends which represent level 2 measurements.

Note 13. Supplemental Cash Flow Information

(In millions)	2012	2011	2010
Cash Paid (Refunded) For:			
Interest	$ 230.0	$ 120.6	$ 82.5
Income Taxes - Continuing Operations	$ 331.1	$ 352.9	$ 339.0
Income Taxes - Discontinued Operations	$ (44.0)	$ 149.1	$ 31.4
Non-cash Activities			
Fair value of assets of acquired businesses and product lines	$ 1,171.7	$ 7,043.0	$ 805.0
Cash paid for acquired businesses and product lines	(1,079.0)	(5,898.8)	(651.5)
Liabilities assumed of acquired businesses and product lines	$ 92.7	$ 1,144.2	$ 153.5
Declared but unpaid dividends	$ 54.7	$ —	$ —
Issuance of restricted stock	$ —	$ —	$ 1.4
Issuance of stock upon vesting of restricted stock units	$ 29.3	$ 22.7	$ 16.3

Note 14. Restructuring and Other Costs, Net

Restructuring and other costs in 2012 primarily included continuing charges for headcount reductions and facility consolidations in an effort to streamline operations, including the closure and consolidation of operations within several facilities in the U.S., Europe and Asia.

Restructuring and other costs in 2011 primarily included cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition as well as continuing charges for headcount reductions and facility consolidations in an effort to streamline operations, including the following: the consolidation of facilities in Finland and Australia of acquired businesses with existing facilities in those countries; the consolidation of facilities in the U.S.; and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers.

Restructuring and other costs in 2010 primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the consolidation of manufacturing and research and development operations at a site in Germany with an existing site in the U.S. and the consolidation of production operations at a plant in Iowa with plants in Ohio and North Carolina.

As of February 27, 2013, the company has identified restructuring actions that will result in additional charges of approximately $80 million, primarily in the first half of 2013.

2012

During 2012, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 1.4	$ 52.8	$ 1.4	$ —	$ 55.6
Selling, General and Administrative Expenses	(0.1)	13.7	(0.9)	(0.2)	12.5
Restructuring and Other Costs, Net	42.3	15.0	23.8	1.0	82.1
	$ 43.6	$ 81.5	$ 24.3	$ 0.8	$ 150.2

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

In 2012, the Analytical Technologies segment recorded $43.6 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $1.4 million primarily for accelerated depreciation at facilities closing due to real estate consolidation; $0.1 million as a reduction of selling, general and administrative expenses; and $42.3 million of other restructuring costs, net, $33.8 million of which were cash costs. The cash costs, which were associated with headcount reductions and facility consolidations including the consolidation and closure of several facilities in the U.S. and Europe, consisted of $21.7 million of severance for approximately 590 employees; $9.5 million of abandoned facility costs; and $2.6 million of other cash costs, primarily for retention, relocation and moving expenses associated with facility consolidations. The segment also recorded $8.5 million of non-cash expense, net, primarily for real estate writedowns related to facility consolidations.

Specialty Diagnostics

In 2012, the Specialty Diagnostics segment recorded $81.5 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $52.8 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $13.7 million for transaction costs related to the One Lambda acquisition; and $15.0 million of other restructuring costs, $14.3 million of which were cash costs associated with headcount reductions and facility consolidations to streamline operations. The cash costs consisted of $11.3 million of severance for approximately 240 employees; $0.6 million of abandoned facility costs; and $2.4 million of other cash costs. The non-cash charges of $0.7 million consisted of writedowns to estimated disposal value of real estate held for sale.

Laboratory Products and Services

In 2012, the Laboratory Products and Services segment recorded $24.3 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $1.4 million primarily for the sale of inventories revalued at the date of acquisition and, to a lesser extent, accelerated depreciation at facilities closing due to real estate consolidation; $0.9 million, net, as a reduction of selling, general and administrative expenses for revisions of estimated contingent consideration; and $23.8 million of other restructuring costs, $17.5 million of which were cash costs. The cash costs, which consisted of headcount reductions and facility consolidations to streamline operations, included $10.9 million of severance for approximately 290 employees; $3.2 million of abandoned facility costs; and $3.4 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The segment recorded $6.3 million of non-cash costs, net, primarily related to impairment of intangible assets of a business unit and fixed asset writedowns associated with facility consolidations, partially offset by a $5.9 million gain on a pre-acquisition litigation-related matter.

Corporate

The company recorded $1.0 million of cash costs primarily for severance at its corporate operations, offset in part by a reduction of selling, general and administrative expenses of $0.2 million, net, associated with product liability litigation.

2011

During 2011, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 30.5	$ 39.0	$ 3.1	$ —	$ 72.6
Selling, General and Administrative Expenses	34.5	24.0	—	3.0	61.5
Restructuring and Other Costs, Net	54.3	8.4	31.7	2.1	96.5
	$ 119.3	$ 71.4	$ 34.8	$ 5.1	$ 230.6

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

In 2011, the Analytical Technologies segment recorded $119.3 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $30.5 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $34.5 million primarily for transaction costs related to the Dionex acquisition; and $54.3 million of other restructuring costs, net, $48.9 million of which were cash costs. These costs included $21.2 million of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition. The segment also recorded continuing cash costs associated with headcount reductions and facility consolidations to streamline operations, which consisted of $19.3 million of severance for approximately 460 employees; $7.0 million of abandoned facility costs; and $1.4 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The segment also recorded $5.4 million of non-cash charges, net, primarily for the impairment of intangible assets associated with a small business unit.

Specialty Diagnostics

In 2011, the Specialty Diagnostics segment recorded $71.4 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $39.0 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $24.0 million primarily for transaction costs related to the Phadia acquisition; and $8.4 million of other restructuring costs, including cash costs of $8.0 million associated with headcount reductions and facility consolidations to streamline operations, including the consolidation of facilities in Finland and Australia of acquired businesses with existing facilities in those countries. The cash costs consisted of $6.7 million of severance for approximately 80 employees; $0.7 million of abandoned facility costs; and $0.6 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The non-cash charges, net, of $0.4 million consisted of $1.2 million of writedowns to estimated disposal value of real estate held for sale, partially offset by $0.8 million of income from termination of a post-retirement benefit plan.

Laboratory Products and Services

In 2011, the Laboratory Products and Services segment recorded $34.8 million of net restructuring and other charges. The segment recorded charges to cost of revenues of $3.1 million for accelerated depreciation at facilities closing due to real estate consolidation and sale of inventories revalued at the date of acquisition and $31.7 million of other restructuring costs, net, $22.0 million of which were cash costs. The cash costs were associated with the consolidation of facilities in the U.S. and the restructuring of the commercial organization of a business across six European countries to increase productivity and efficiency in serving customers, as well as other headcount reductions and facility consolidations. The cash costs included $15.6 million of severance for approximately 750 employees; $4.2 million of abandoned facility costs; and $2.2 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations. The segment recorded $9.7 million of non-cash costs primarily related to impairment of intangible assets associated with two small business units and, to a lesser extent, a loss on sale of a heating equipment business.

Corporate

The company recorded $5.1 million in restructuring and other charges at its corporate operations in 2011, including a charge to selling, general and administrative expense of $3.0 million associated with product liability litigation and $2.1 million of cash costs for severance.

2010

During 2010, the company recorded net restructuring and other costs as follows:

(In millions)	Analytical Technologies	Specialty Diagnostics	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 7.9	$ 3.3	$ 2.0	$ —	$ 13.2
Selling, General and Administrative Expenses	14.9	(0.8)	(0.2)	(10.9)	3.0
Restructuring and Other Costs, Net	28.9	8.2	22.7	0.4	60.2
	$ 51.7	$ 10.7	$ 24.5	$ (10.5)	$ 76.4

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $51.7 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $7.9 million primarily for the sale of inventories revalued at the date of acquisition; charges to selling, general and administrative expenses of $14.9 million for transaction costs primarily related to the Dionex acquisition and, to a lesser extent, revisions of estimated contingent consideration, principally related to the acquisition of Ahura; and $28.9 million of other costs, net. These other costs consisted of $12.6 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $8.4 million of severance for approximately 125 employees primarily in manufacturing and sales and service functions; $2.3 million of abandoned facility costs; and $1.9 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $16.3 million of other charges, net, primarily due to impairment of intangible assets associated with several small business units.

Specialty Diagnostics

The Specialty Diagnostics segment recorded $10.7 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $3.3 million primarily for the sale of inventories revalued at the date of acquisition; $0.8 million of income for adjustments to transaction costs related to the B.R.A.H.M.S. acquisition and revisions of estimated contingent consideration; and $8.2 million of other costs, net. These other costs consisted of $6.8 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $4.9 million of severance for approximately 45 employees primarily in manufacturing and sales and service functions; $0.9 million of abandoned facility costs; and $1.0 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded non-cash costs of $1.4 million primarily due to impairment of intangible assets associated with a small business unit.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $24.5 million of net restructuring and other charges in 2010. The segment recorded charges to cost of revenues of $2.0 million primarily for accelerated depreciation at facilities closing due to real estate consolidation; $13.6 million in cash costs described below; and $9.1 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $4.7 million of severance for approximately 75 employees primarily in manufacturing, administrative, and sales and service functions; $3.8 million of abandoned facility costs; and $5.1 million of other cash costs, primarily retention, relocation, moving and related expenses associated with facility consolidations. The non-cash costs of $9.1 million were related to a provision for loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company and, to a lesser extent, writedowns to estimated disposal value of real estate held for sale.

Corporate

The company recorded $10.5 million, net, of income including $10.9 million as a reduction of selling, general and administrative expenses at its corporate office in 2010, the majority of which was a gain on settlement with product liability insurers.

The following table summarizes the cash components of the company's restructuring plans. The non-cash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables. Accrued restructuring costs are included in other accrued expenses in the accompanying balance sheet.

(In millions)	Severance	Abandonment of Excess Facilities	Other (a)	Total
Pre-2011 Restructuring Plans				
Balance At December 31, 2009	$ 22.2	$ 6.6	$ 2.1	$ 30.9
Costs incurred in 2010 (c)	20.5	7.8	8.6	36.9
Reserves reversed (b)	(2.3)	(0.8)	(0.4)	(3.5)
Payments	(29.2)	(8.0)	(10.0)	(47.2)
Currency translation	(1.0)	0.1	(0.2)	(1.1)
Balance At December 31, 2010	10.2	5.7	0.1	16.0
Costs incurred in 2011 (d)	2.9	2.2	0.7	5.8
Reserves reversed (b)	(0.5)	—	(0.1)	(0.6)
Payments	(9.0)	(4.2)	(0.6)	(13.8)
Currency translation	0.1	(0.1)	—	—
Balance At December 31, 2011	3.7	3.6	0.1	7.4
Costs incurred in 2012 (e)	1.7	4.3	0.3	6.3
Reserves reversed (b)	(0.3)	—	—	(0.3)
Payments	(3.2)	(3.6)	(0.4)	(7.2)
Currency translation	(0.1)	—	—	(0.1)
Balance At December 31, 2012	$ 1.8	$ 4.3	$ —	$ 6.1
2011 Restructuring Plans				
Costs incurred in 2011 (d)	$ 41.3	$ 9.7	$ 24.8	$ 75.8
Payments	(26.7)	(6.2)	(22.3)	(55.2)
Currency translation	(0.5)	0.1	—	(0.4)
Balance At December 31, 2011	14.1	3.6	2.5	20.2
Costs incurred in 2012 (e)	0.8	2.6	1.9	5.3
Reserves reversed (b)	(1.3)	—	(0.6)	(1.9)
Payments	(10.8)	(4.6)	(3.4)	(18.8)
Currency translation	(0.4)	—	—	(0.4)
Balance At December 31, 2012	$ 2.4	$ 1.6	$ 0.4	$ 4.4
2012 Restructuring Plans				
Costs incurred in 2012 (e)	$ 43.8	$ 6.4	$ 7.0	$ 57.2
Payments	(28.8)	(4.1)	(4.6)	(37.5)
Currency translation	0.8	0.1	—	0.9
Balance At December 31, 2012	$ 15.8	$ 2.4	$ 2.4	$ 20.6

(a) Other includes cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition and employee retention costs which are accrued ratably over the period through which employees must work to qualify for a payment.
(b) Represents reductions in cost of plans.
(c) Excludes an aggregate of $27 million of non-cash charges, net, which are detailed by segment above.
(d) Excludes an aggregate of $15 million of non-cash charges, net, which are detailed by segment above.
(e) Excludes an aggregate of $15 million of non-cash charges, net, which are detailed by segment above.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations and other costs, primarily through 2013; and abandoned-facility payments, over lease terms expiring through 2018.

Note 15. Discontinued Operations

On June 22, 2012, in an effort to exit a non-core business, the company's senior management made a decision to pursue a sale of its laboratory workstations business, part of the Laboratory Products and Services segment. The company completed the sale in October 2012 for nominal proceeds. The results of the laboratory workstations business have been classified and presented as discontinued operations in the accompanying financial statements. Prior period results have been adjusted to conform to this presentation. A product line with annual revenues of approximately $4 million that was reported within the laboratory workstations business in 2011 was retained and is now reported in the Specialty Diagnostics segment.

In 2012, the company recorded an after-tax loss of $63 million on the divestiture. In addition, the company recorded an after-tax gain of $2 million upon receipt of additional proceeds from a prior divestiture.

Operating results of the laboratory workstations business were as follows:

(In millions)	2012	2011	2010
Revenues	$ 147.1	$ 179.6	$ 185.8
Pre-tax (Loss) Income	(30.0)	(6.2)	18.0

On April 4, 2011, the company sold, in separate transactions, its Athena Diagnostics business for $740 million in cash and its Lancaster Laboratories business for $180 million in cash and escrowed proceeds of $20 million, substantially all of which was received in October 2012. The sale of these businesses resulted in an after-tax gain of approximately $304 million or $0.79 per diluted share in the second quarter of 2011. The results of both businesses have been included in the accompanying financial statements as discontinued operations. Operating results of these businesses were as follows:

(In millions)	2011	2010
Revenues	$ 54.3	$ 226.2
Pre-tax Income	9.1	58.9

Note 16. Unaudited Quarterly Information

	2012			
(In millions except per share amounts)	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 3,056.8	$ 3,108.1	$ 3,085.7	$ 3,259.3
Gross Profit	1,289.7	1,321.3	1,298.4	1,386.1
Income from Continuing Operations	280.8	292.4	299.4	385.8
Net Income	277.3	233.8	290.4	376.4
Earnings per Share from Continuing Operations:				
Basic	.76	.80	.83	1.08
Diluted	.76	.79	.82	1.07
Earnings per Share:				
Basic	.76	.64	.80	1.05
Diluted	.75	.63	.79	1.04
Cash Dividend Declared per Common Share	.13	.13	.13	.15

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $31.1 million and after-tax loss of $3.5 million related to the company's discontinued operations.

(b) Costs of $38.9 million and after-tax loss of $58.6 million related to the company's discontinued operations.

(c) Costs of $37.3 million and after-tax loss of $9.0 million related to the company's discontinued operations.

(d) Costs of $42.9 million and after-tax loss of $9.4 million related to the company's discontinued operations.

(In millions except per share amounts)	2011			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,682.6	$ 2,854.0	$ 2,932.9	$ 3,089.3
Gross Profit	1,116.3	1,161.0	1,218.9	1,297.8
Income from Continuing Operations	247.5	217.1	266.3	292.5
Net Income	252.2	523.4	265.4	288.9
Earnings per Share from Continuing Operations:				
Basic	.64	.57	.70	.78
Diluted	.63	.56	.70	.78
Earnings per Share:				
Basic	.65	1.37	.70	.77
Diluted	.64	1.36	.69	.77

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:
(a) Costs of $21.2 million and after-tax income of $4.7 million related to the company's discontinued operations.
(b) Costs of $93.2 million and after-tax income of $306.3 million related to the company's discontinued operations.
(c) Costs of $56.5 million and after-tax loss of $0.9 million related to the company's discontinued operations.
(d) Costs of $59.7 million and after-tax loss of $3.6 million related to the company's discontinued operations.

THERMO FISHER SCIENTIFIC INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2012	$ 65.8	$ 0.7	$ 0.3	$ (4.6)	$ (6.7)	$ 55.5
Year Ended December 31, 2011	$ 39.2	$ 11.2	$ 0.2	$ (5.7)	$ 20.9	$ 65.8
Year Ended December 31, 2010	$ 46.2	$ 2.1	$ 0.3	$ (10.1)	$ 0.7	$ 39.2

(In millions)	Balance at Beginning of Year	Provision Charged to Expense (c)	Activity Charged to Reserve	Other (d)	Balance at End of Year
Accrued Restructuring Costs (b)					
Year Ended December 31, 2012	$ 27.6	$ 66.6	$ (63.5)	$ 0.4	$ 31.1
Year Ended December 31, 2011	$ 16.0	$ 81.0	$ (69.0)	$ (0.4)	$ 27.6
Year Ended December 31, 2010	$ 30.9	$ 33.4	$ (47.2)	$ (1.1)	$ 16.0

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.

(b) The nature of activity in this account is described in Note 14.

(c) Excludes $15 million, $15 million and $27 million, respectively, of non-cash expense, net, in 2012 and 2011 and 2010, as described in Note 14.

(d) Represents the effects of currency translation.

STOCK PERFORMANCE GRAPH

The following graph and table compare Thermo Fisher Scientific's total shareholder return for the five-year period ended December 31, 2012, with the total return for the Standard & Poor's 500 Index and a weighted blend (70/30) of the Standard & Poor's 500 Healthcare and Standard & Poor's 500 Industrial Indices. The 70/30 split of the indices is the approximate split of our revenue by end market.

The comparison assumes that $100 was invested on December 31, 2007, and also assumes the reinvestment of dividends. Our common stock is traded on the New York Stock Exchange under the ticker symbol "TMO."



$140
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12/31/07
12/31/08
12/31/09
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Thermo Fisher Scientific Inc.
Standard & Poor's 500 (S&P 500) Index
Weighted S&P 500 Healthcare & Industrial Indices

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Thermo Fisher Scientific Inc.	100.00	59.07	82.68	95.98	77.96	111.61
S&P 500 Index	100.00	63.00	79.67	91.67	93.61	108.59
Weighted S&P 500 Healthcare & Industrial Indices	100.00	72.06	86.47	94.17	102.49	120.12

SHAREHOLDER SERVICES

Shareholders of Thermo Fisher Scientific who desire information about the company are invited to contact the Investor Relations Department, Thermo Fisher Scientific Inc., 81 Wyman Street, Waltham, MA 02451, (781) 622-1111, or send an e-mail to investorrelations@thermofisher.com. Material of interest to shareholders is available from the company's website at www.thermofisher.com, under "Investors."

STOCK TRANSFER AGENT

Thermo Fisher Scientific's stock transfer agent, American Stock Transfer & Trust Company, LLC, maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, (800) 937-5449. You may also send an e-mail to info@amstock.com, or visit the transfer agent's website at www.amstock.com.

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, May 22, 2013, at 1:00 p.m. at the Hilton New York, 1335 Avenue of the Americas, New York, NY.

ANNUAL REPORT ON FORM 10-K

The accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2012, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission. Upon request to the Investor Relations Department, the company will furnish, without charge, any such exhibits as well as copies of periodic reports filed with the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims its obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A, in the accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

ThermoFisher
SCIENTIFIC

THERMO FISHER SCIENTIFIC INC.
81 Wyman Street, Waltham, MA 02451 USA • www.thermofisher.com

IR-AR-2012-001
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